



REPOSITIONED FOR STABILITY & GROWTH

2007 ANNUAL REPORT

Airpark Plaza, Miami, Florida


GROWTH

On the cover

FINANCIAL HIGHLIGHTS

(In thousands except per share data)	2007	2006	2005	2004
Balance Sheet Data				
Total Assets[3]	$2,174,384	$2,069,775	$2,059,881	$1,992,292
Net Real Estate Investments	1,957,239	1,885,711	1,896,505	1,873,687
Total Liabilities[3]	1,257,463	1,143,108	1,085,727	1,059,507
Shareholders' Equity	915,932	925,678	972,729	931,388
Operating Data				
Total Rental Revenues	$246,613	$224,777	$201,781	$178,998
Net Income from Continuing Operations	48,788	52,640	55,992	45,528
Net Income	69,385	176,955	92,741	97,804
Funds from Operations[1]	98,409	110,311	124,836	113,663
Cash Dividends[2]	88,599	162,704	87,272	80,904
Per Share Data[2]				
Net Income from Continuing Operations	$0.67	$0.71	$0.75	$0.63
Net Income	0.95	2.38	1.24	1.37
Funds from Operations[1]	1.34	1.48	1.67	1.58
Cash Dividends[2]	1.20	2.20	1.17	1.13

(1) We define Funds from Operations ("FFO") consistent with the NAREIT definition as net income computed in accordance with generally accepted accounting principles in the United States ("GAAP") excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures calculated to reflect funds from operations on the same basis. We believe that FFO should be considered along with, but not as an alternative to GAAP net income as a measure of our operating performance. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. For a reconciliation of FFO to GAAP net income, see page 28 in the attached Annual Report on Form 10-K.

(2) Net Income from Continuing Operations, Net Income and Funds from Operations are per diluted share. Cash Dividends are per basic share.

(3) Amounts have been reclassified to conform to the 2007 presentation.



"Enthusiasm is one of the most powerful engines of success. When you do a thing, do it with all your might. Put your whole soul into it. Stamp it with your own personality. Be active, be energetic, be enthusiastic and faithful, and you will accomplish your objective. Nothing great was ever achieved without enthusiasm."

– Ralph Waldo Emerson, Poet and Philosopher

Two thousand and seven was an excellent year for Equity One. We achieved record internal growth, significantly upgraded the quality of our portfolio, established a West Coast presence, enhanced our management team, and strengthened our balance sheet. Consequently, our stock was one of the strongest performers in the shopping center sector, down 9% on a total return basis versus negative 15% for the sector, according to Citigroup Equity Research.

While we are proud of our 2007 results, we are also well aware that the global marketplace is changing at a rapid pace. Real estate stocks are no longer the darling they once were after posting nearly 25% total returns for five consecutive years. Credit is scarce. Retailers are scaling back, and consumers are being cautious. Fortunately, we have prepared ourselves for difficult times by repositioning our company for stability and growth. We are ready for and welcome the new era ahead of us.

Our repositioning effort has been focused on lowering the risk premium on our stock. We took specific measures to eliminate risk in those areas we could not justify. This included selling our weaker assets and redeploying the capital into fortress quality shopping centers in supply constrained markets. We terminated our riskiest ground-up development projects to free up our people and capital to focus on leasing and redeveloping our core portfolio. We upgraded our systems and technology to allow us to keep a closer eye on the operating and financial details impacting our shopping centers. And, finally, we recently established an alternative source of equity capital with an affiliate of First Washington Realty, Inc. and The State of California Public Employees' Retirement System (CalPERS), the largest pension fund in the country, to co-invest in shopping centers throughout the United States.

During 2007, our same-property net operating income increased 3.3%, the highest year-over-year increase in the company's history. We sold 14 of our non-core properties for $72 million, including 4 centers anchored by low-volume Winn-Dixie stores. We were pleased with the pricing, especially in light of the secondary markets in which these properties are located. We reinvested those proceeds into two top tier centers – Concord Shopping Plaza in Miami, Florida (see aerial on page 7) and Buckhead Station in Atlanta, Georgia (see aerial on page 8). These centers are situated

WHOLE FOODS MARKET Opening Fall '08

Mandarin Landing, Jacksonville, Florida

in densely populated markets with severe supply constraints and contain leases with below market rents. We successfully completed six development and redevelopment projects at a total cost of $40 million. Our balance sheet ended the year with a conservative debt-to-total capitalization ratio of less than 40%.

Our redevelopment program is progressing well and is a key component to our strategic plan. During the year, we completed four redevelopment projects having a total cost of $21 million, including the re-tenanting of three former Winn Dixie stores to Publix, Food Lion, and LA Fitness. We also have $23 million in redevelopments under construction. Two of our most exciting projects are Mandarin Landing in Jacksonville, Florida (see aerial on page 3) and Sheridan Plaza in Hollywood, Florida (see aerial on page 6). At Mandarin, we are building the first Whole Foods in the City of Jacksonville, Florida. We expect the addition of Whole Foods will increase this shopping center's trade area from a 3-mile radius to over 10-miles. Our leasing team is very excited about re-merchandising the 80,000 square feet of retail space adjacent to Whole Foods. We are redeveloping this center to be environmentally efficient and expect to receive LEED (Leadership in Energy and Environmental Design) certification. At Sheridan, we are replacing an underperforming movie theater and four small stores totaling 54,000 square feet with a new 104,000 square foot two-story Kohl's Department Store.

Our redevelopment initiatives generate the highest return on our capital and offer the lowest risk. We believe our existing portfolio contains numerous redevelopment opportunities amounting to well in the hundreds of millions of dollars in potential investments over an extended time period. For example, we own two shopping centers comprising 22 acres in downtown Buckhead, a high income, thriving suburb of Atlanta, Georgia. Cousins Properties Incorporated is building Perimeter Center, a $660 million mixed-use development project situated on 10-acres, directly across the street from a shopping center we own on 13 acres of land. We are in the planning phases of redeveloping this site. We also have plans to redevelop a number of other shopping centers, including Atlantic Village in Jacksonville, Dolphin Village in St. Pete Beach, Beauclerc in Jacksonville, and Young Circle in Hollywood.

Our development program is also on track. During the year, we completed two Publix-anchored ground up developments – Shops at Westridge in McDonough, Georgia and Winchester Plaza in Huntsville, Alabama – aggregating $19 million. We are currently underway with $59 million in new development projects, most notably Sunlake, a $40 million Publix-anchored shopping center in Tampa, Florida. We are also working on a number of


Piedmont Peachtree Crossing, Atlanta, Georgia

RETAIL RELATIONSHIPS

"Equity One is a great partner who has been able to identify and implement redevelopment opportunities in key markets for Staples. We look forward to expanding the relationship in the years ahead."

John Barton,
Executive VP Real Estate
and Development
Staples, Inc.

development and redevelopment opportunities in Southern California. We hope to secure at least one project in that market during 2008.

Our balance sheet is in terrific shape. We have low leverage, minimal debt maturing in 2008, and have nominal amounts drawn on our $275 million line of credit. Our public debt has investment grade ratings from both S&P and Moody's. Our recently announced joint venture with Global Retail Investors (First Washington Realty and CalPERS) provides us with an alternative source of equity capital. Our first joint venture acquisition was the $37 million purchase of Airpark Plaza (see photo on page 6) completed in March 2008. Airpark is situated [illegible] mile south of Miami International Airport in a densely populated, supply-constrained trade area. It is anchored by a high-volume Publix, Home Depot Expo, Office Depot and Starbucks. On April [illegible], 2008, we agreed to contribute seven of our existing properties valued at approximately $200 million to Global Retail Investors.

It is easy to see many silver linings in the clouds as we go through this economic cycle. The stronger, better capitalized companies such as Equity One, are positioned to take advantage of potential distressed opportunities. We fully expect to come out of this cycle with a more dominant and diversified portfolio, a stronger base of relationships with our retailers, and the most talented management team in our sector. We plan to increase our asset base in the most supply constrained markets in the country, namely South Florida, Northern and Southern California, New York, and Boston. In addition, we are forging deeper relationships with the largest national retailers who can rely on our strength and commitment to help them grow their businesses. Finally, our competitive advantage will be in our ability to take an already great management team and expand on it. We see a unique opportunity to aggressively recruit exceptional talent in the current marketplace. And, as a result, we will be one of the few real estate companies seeking growth in this market.

Our business plan for 2008 remains grounded by our strategy of owning and operating high quality grocery anchored neighborhood centers in major markets throughout the country with below market rents. Our centers are situated in areas with strong demographics. Within a 3-mile ring, our centers have an average population density of 80,000 people with an average household income of $73,000 and an expected population growth rate of 8.6% over the next five years. Our supermarket anchors generate sales that are among the highest in our sector at approximately $500/ft. These anchors have rents that are less than $9/ft or,

Sheridan Plaza, Hollywood, Florida

KOHL'S

Opening Fall '08



Concord Shopping Plaza, Miami, Florida

n our opinion, 50% below market. We believe our average shop ents are 15-20% below market.

Our fiscal strategy moving forward will focus on expanding our acquisition and development program through co-investing with capital partners whose cost of capital is lower than our own. We will take a minority interest generally ranging from 10-20% and earn fees for operating, leasing, redeveloping, and managing the portfolio. This structure minimizes our equity needs and allows us to leverage our operating platform to earn favorable returns for our shareholders. Using this structure, we expect our first year cash returns to be in the low teens, with leveraged internal rates of return in the mid-to high teens over a 5 to 10 year holding period. This is a proven business model utilized by many other REITs. Our competitive advantage in entering joint venture acquisitions at this point of the cycle is based on our long-standing institutional relationships, our investment capabilities across the country, and our intensive asset management program which is designed to provide our joint venture partners with superior service and returns.

In continuing our strategy of building a best-in-class organization, we are delighted that Tom Caputo has joined our company as President. Tom ran the acquisition and joint venture program at Kimco, growing its institutional joint venture business to $14 billion of assets (nearly five times the size of Equity One) with numerous investment partners. His passion for this business is contagious. His relationships with brokers, property owners and institutional capital providers are unmatched in our industry. He is joining a wonderful, collegial team, including Greg Andrews, our Chief Financial Officer, Deborah Cheek, Chief Accounting Officer, Arthur Gallagher, General Counsel, Mark Langer, Chief Administrative Officer, and Tom McDonough, Chief Investment Officer.

We are grateful to our 165 Equity One associates who deserve the credit for our successful repositioning. We also thank and recognize our attentive and supportive board of directors, especially our founder and chairman Chaim Katzman. Both our board and management share an overriding philosophy of being astute investors and responsible stewards of the capital you have entrusted in our care.

We believe Equity One has been repositioned for growth and stability. We hope you share our enthusiasm for the future.

Sincerely,

Jeffrey S. Olson
Chief Executive Officer
April 2008



Buckhead Station, Atlanta, Georgia

OUR PROPERTIES

Property listing as of March 28, 200

PROPERTY	LOCATION	TOTAL GLA
Alabama		
Madison Centre	Madison	64,837
Winchester Plaza	Huntsville	78,456
Connecticut		
Brookside Plaza	Enfield	210,588
Florida		
2400 PGA	Palm Beach Gardens	3,200
Airpark Plaza	Miami	177,745
Alafaya Commons	Orlando	126,333
Alafaya Village	Orlando	39,477
Atlantic Village	Atlantic Beach	100,604
Banco Popular Building	North Miami Beach	32,737
Bay Pointe Plaza	St. Petersburg	103,986
Beauclerc Village	Jacksonville	70,429
Bird Ludlum	Miami	192,282
Bluffs Square Shoppes	Jupiter	132,395
Boca Village Square	Boca Raton	93,428
Boynton Plaza	Boynton Beach	99,324
Carrollwood Center	Tampa	94,203
Cashmere Corners	Port St. Lucie	92,734
Chapel Trail Plaza	Pembroke Pines	56,378
Charlotte Square	Port Charlotte	96,188
Chelsea Place	New Port Richey	81,144
Concord Shopping Plaza	Miami	298,986
Conway Crossing	Orlando	76,321
Coral Reef Shopping Center	Palmetto Bay	74,680
Countryside Shops	Cooper City	179,561
Crossroads Square	Pembroke Pines	84,387
CVS Plaza	Miami	29,204
Dolphin Village	St. Pete Beach	138,129
El Novillo	North Bay Village	10,000
Forest Village	Tallahassee	71,526
Fort Caroline	Jacksonville	74,546
Greenwood Shopping Center	Palm Springs	132,325
Homestead Gas Station	Homestead	2,136
Hunters Creek Plaza	Orlando	73,204
Kirkman Shoppes	Orlando	88,820
Lake Mary Centre	Lake Mary	341,084
Lake St. Charles	Riverview	57,015
Lantana Village Square	Lantana	181,780
Lutz Lake Crossing	Lutz	64,985
Mandarin Landing	Jacksonville	145,820
Mandarin Mini	Jacksonville	52,880
Marco Town Center	Marco Island	109,830
Mariner Crossing	Spring Hill	91,728
Medical and Merchants	Jacksonville	156,153
Midpoint Center	Cape Coral	75,386
New Smyrna Beach Regional	New Smyrna Beach	118,451
Oak Hill Village	Jacksonville	78,492
Oaktree Plaza	North Palm Beach	23,745
Old Kings Commons	North Palm Coast	84,758
Park Promenade	Orlando	128,848
Pavilion	Naples	167,745
Pine Island	Davie	254,907
Pine Ridge Square	Coral Springs	117,399
Plaza Alegre	Miami	91,611
Point Royale Shopping Center	Miami	209,864
Prosperity Centre	Palm Beach Gardens	122,106
Publix at Middle Beach	Panama City Beach	69,277
Publix at Seven Hills	Spring Hill	72,590
Regency Crossing	Port Richey	85,864
Ridge Plaza	Davie	155,204
Riverside Square	Coral Springs	104,241
Ross Plaza	Tampa	91,197
Ryanwood Square	Vero Beach	114,925
Salerno Village Square	Stuart	82,477
Sawgrass Promenade	Deerfield Beach	107,092
Sheridan Plaza	Hollywood	504,495
Shoppes at Andros Isle	West Palm Beach	79,420
Shoppes at Ibis	West Palm Beach	79,420
Shoppes at Lago Mar	Miami	82,613
Shoppes of Eastwood	Orlando	69,037
Shoppes of Jonathan's Landing	Jupiter	26,820
Shoppes of North Port	North Port	84,705
Shoppes of Oakbrook	North Palm Beach	212,074
Shoppes of Silver Lakes	Pembroke Pines	126,788
Shoppes of Sunset	Miami	21,704
Shoppes of Sunset II	Miami	27,767
Shops at Skylake	North Miami Beach	284,943
South Beach Regional	Jacksonville Beach	289,548
South Point	Vero Beach	64,790
St. Lucie Land	Port St. Lucie	15.93 (acres)
Summerlin Square	Ft. Myers	115,856
Sun Point	Ruskin	132,374
Sunlake - Construction	Pasco County	155 (acres)
Tamarac Town Square	Tamarac	127,635
The Meadows	Miami	75,524
The Plaza at St. Lucie West	Port St. Lucie	27,341
The Shoppes at Quail Roost	Miami	73,550
Town and Country	Kissimmee	116,933
Treasure Coast Plaza	Vero Beach	138,456
Unigold Shopping Center	Winter Park	117,527
Venice Plaza	Venice	132,345
Venice Shopping Center	Venice	111,934
Walden Woods	Plant City	75,874
Waterstone Plaza	Homestead	82,531
West Lake Shopping Center	Miami	100,747
Westport Plaza	Davie	49,533
Young Circle Shopping Center	Hollywood	65,834
Georgia		
BridgeMill	Canton	89,102
Buckhead Station	Atlanta	233,930
Butler Creek	Acworth	95,597
Chastain Square	Atlanta	91,637
Commerce Crossing	Commerce	100,668
Daniel Village	Augusta	171,624
Douglas Commons	Douglasville	97,027
Fairview Oaks	Ellenwood	77,052
Grassland Crossing	Alpharetta	90,906
Hairston Center	Decatur	13,000
Hamilton Ridge	Buford	89,496
Mableton Crossing	Mableton	86,819
Macland Pointe	Marietta	79,699
Market Place	Norcross	77,706
McAlpin Square	Savannah	176,807
Paulding Commons	Hiram	192,391
Piedmont Peachtree Crossing	Atlanta	152,239
Powers Ferry Plaza	Marietta	86,173
Presidential Markets	Snellville	396,408
River Green Land	Canton	9.2 (acres)
Spalding Village	Griffin	235,318
The Shops at Hampton Oaks	Atlanta	13.2 (acres)
The Shops at Westridge	McDonough	66,297
The Shops at Huntcrest	Lawrenceville	97,040
Union City Commons (land)	Fairburn	101 (acres)
Walton Plaza	Augusta	43,460
Wesley Chapel Crossing	Decatur	170,792
Williamsburg At Dunwoody	Dunwoody	44,928
Louisiana		
Ambassador Row	Lafayette	193,978
Ambassador Row Courtyard	Lafayette	146,697
Bluebonnet Village	Baton Rouge	101,623
Boulevard	Lafayette	68,012
Country Club Plaza	Slidell	71,186
Elmwood Oaks	Harahan	133,995
Grand Marche	Lafayette	200,585
Plaza Acadienne	Eunice	105,419
Sherwood South	Baton Rouge	77,107
Siegen Village	Baton Rouge	170,416
Tarpon Heights	Cut Off	56,605
The Crossing	Slidell	114,806
Village at Northshore	Slidell	144,638
Wal-Mart Mathews	Mathews	54,223
Massachusetts		
Shaw's at Medford	Medford	62,656
Shaw's at Plymouth	Plymouth	59,726
Shaw's at West Roxbury	West Roxbury	76,316
Star's at Cambridge	Cambridge	66,108
Star's at Quincy	Quincy	100,741
Webster Plaza	Webster	201,425
Whole Foods at Swampscott	Swampscott	35,907
Mississippi		
Shipyard Plaza	Pascagoula	66,857
North Carolina		
Centre Pointe Plaza	Smithfield	163,642
Chestnut Square	Brevard	34,260
Industrial	Charlotte	188,513
Laurel Walk Apartments	Charlotte	106,480
Parkwest Crossing	Durham	85,602
Providence Square	Charlotte	84,845
Riverview Shopping Center	Durham	128,498
Salisbury Marketplace	Salisbury	79,732
Stanley Market Place	Stanley	53,228
The Galleria	Wrightsville Beach	92,344
Thomasville Commons	Thomasville	148,754
Willowdaile	Durham	120,984
South Carolina		
Belfair Towne Village	Bluffton	166,639
Lancaster Plaza	Lancaster	77,400
Lancaster Shopping Center	Lancaster	29,047
Milestone Plaza	Greenville	96,121
North Village Center	N. Myrtle Beach	60,356
Publix at Woodruff	Greenville	68,055
Sparkleberry Square	Columbia	338,801
Windy Hill Shopping Center	North Myrtle Beach	68,465
Texas		
Rosemeade	Carrolton	51,231
Virginia		
Smyth Valley Crossing	Marion	126,841
Waterlick Development Parcel	Lynchburg	8 (acres)



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission file number 001-13499

EQUITY ONE, INC.
(Exact name of Registrant as specified in its charter)

Maryland	**52-1794271**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer identification No.)
1600 N.E. Miami Gardens Drive North Miami Beach, FL	**33179**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: **(305) 947-1664**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $.01 Par Value	**New York Stock Exchange**
(Title of each class)	(Name of exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☒

As of June 30, 2007, the aggregate market value of the Common Stock held by non-affiliates of the Registrant was $934,359,463 based upon the last reported sale price of $25.55 per share on the New York Stock Exchange on such date.

As of February 18, 2008, the number of outstanding shares of Common Stock, par value $.01 per share, of the Registrant was 73,906,174.

DOCUMENTS INCORPORATED BY REFERENCE

Certain sections of the Registrant's definitive Proxy Statement for the 2008 Annual Meeting of Stockholders to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K to the extent stated herein are reference in Part III hereof.

EQUITY ONE, INC.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

The Company

We are a real estate investment trust, or REIT, that principally owns, manages, acquires and develops neighborhood and community shopping centers. We were organized as a Maryland corporation in 1992, completed our initial public offering in May 1998, and have elected to be taxed as a REIT since 1995.

As of December 31, 2007, our property portfolio consisted of 169 properties, including 152 shopping centers comprising approximately 17.1 million square feet of gross leasable area ("GLA"), seven development/redevelopment properties, six non-retail properties and four parcels of land. As of December 31, 2007, our core shopping center portfolio was 93.2% leased and included national, regional and local tenants.

In this annual report, unless stated otherwise or unless the context requires otherwise, references to "we," "us" or "our" mean Equity One, Inc. and our consolidated subsidiaries.

Strategy and Philosophy

Our principal business objective has been and will continue to be to maximize long-term stockholder value by generating sustainable cash flow growth and increasing the long-term value of our real estate assets. Our strategies for reaching this objective include:

- *Operating Strategy*: Maximizing the internal growth of revenue from our shopping centers by leasing and re-leasing those properties to a diverse group of creditworthy tenants at higher rental rates and redeveloping those properties to make them more attractive to tenants or to permit additional or better uses;
- *Investment Strategy*: Using capital wisely to renovate or redevelop our properties and to acquire and develop additional shopping centers where expected returns meet or exceed our standards; and
- *Capital Strategy*: Financing our capital requirements with internally generated funds, borrowings under our existing credit facilities, proceeds from selling properties that do not meet our investment criteria and access to institutional capital and debt and equity capital markets.

Operating Strategy. Our core operating strategy is to maximize rents and maintain high occupancy levels by attracting and retaining a strong and diverse base of tenants. Many of our properties are located in some of the most densely populated and highest growth areas of the country, including the metropolitan areas around Miami, Ft. Lauderdale, West Palm Beach, Tampa, Jacksonville and Orlando, Florida, Atlanta, Georgia, and Boston, Massachusetts. Strong trade-area demographics help our tenants generate high sales, which has enabled us to maintain high occupancy rates and increase rental rates.

In order to effectively achieve our operating strategy, we seek to:

- actively manage and maintain the high standards and physical appearance of our assets while maintaining competitive tenant occupancy costs;
- maintain a diverse tenant base in order to limit exposure to any one tenant's financial condition;
- develop strong, mutually beneficial relationships with creditworthy tenants, particularly our anchor tenants, by consistently meeting or exceeding their expectations;
- increase rental rates upon the renewal of expiring leases or as we lease space to new tenants while minimizing vacancy and down-time; and
- evaluate renovation or redevelopment opportunities that will make our properties more attractive for leasing or re-leasing to tenants, take advantage of under-utilized land or existing square footage; or re-configure properties for better uses.

Investment Strategy. Our investment strategy is to deploy capital in projects that are expected to generate returns that exceed our cost of capital. Our investments primarily fall into one of the following three categories:

- re-developing, renovating, expanding, reconfiguring and/or re-tenanting our existing properties;
- selectively acquiring shopping centers that will benefit from our active management and leasing strategies; and

- selectively developing new shopping centers to meet the needs of expanding retailers.

In the past, we have also made investments in the securities of other companies, whose assets or markets are consistent with our investment strategy. These investment decisions are made in the same manner as other investments by us and are subject to the gross income and asset tests necessary to maintain our REIT qualification.

In evaluating potential redevelopment, acquisition and development opportunities, we also consider such factors as:

- the expected returns in relation to our cost of capital, as well as the anticipated risks we will face in achieving the expected returns;
- the current and projected cash flow of the property and the potential to increase that cash flow;
- the tenant mix at the property, tenant sales performance and the creditworthiness of those tenants;
- economic, demographic, regulatory and zoning conditions in the property's local and regional market;
- competitive conditions in the vicinity of the property, including competition for tenants and the potential that others may create competing properties through redevelopment, new construction or renovation;
- the level and success of our existing investments in the relevant market;
- the current market value of the land, buildings and other improvements and the potential for increasing those market values;
- the physical configuration of the property, its visibility, ease of entry and exit, and availability of parking; and
- the physical condition of the land, buildings and other improvements, including the structural and environmental conditions.

Capital Strategy. We intend to grow and expand our business by using cash flows from operations, by borrowing under our existing credit facilities, reinvesting proceeds from selling properties that do not meet our investment criteria or, if appropriate market conditions exist, by accessing capital from institutional partners or the capital markets to issue equity, debt or a combination thereof. Our capital strategy is to maintain a strong balance sheet and sufficient flexibility to fund our operating and investment activities in a cost-efficient way. Our strategy includes:

- maintaining a prudent level of overall leverage and an appropriate pool of unencumbered properties that is sufficient to support our unsecured borrowings;
- managing our exposure to variable-rate debt;
- taking advantage of market opportunities to refinance existing debt, reduce interest costs and manage our debt maturity schedule; and
- using joint venture arrangements to access less expensive capital, mitigate capital risk, or to capitalize on the expertise of local real estate partners.

While we generally hold our properties for investment and for the production of rental income, we also recycle our capital. Over time, when our assets no longer meet our investment criteria, asset type or geographic focus, we may sell or otherwise dispose of those assets. By identifying these opportunities, we are able to recycle our capital and reinvest the proceeds in more attractive properties or markets.

Change in Policies

Our board of directors establishes the policies that govern our operating, investment and capital strategies, including, among others, the development and acquisition of shopping centers, tenant and market focus, debt and equity financing policies, quarterly distributions to our stockholders and the REIT status. The board may amend these policies at any time, without a vote of our stockholders.

REIT Status

We elected to be taxed as a real estate investment trust for federal income tax purposes beginning with our taxable year ended December 31, 1995. As a REIT, we are generally not subject to federal income tax on REIT taxable income that we distribute to our stockholders. Under the Internal Revenue Code of 1986, as amended, which we refer to as the Code, REITs are subject to numerous organizational and operational requirements, including the requirement to distribute at least 90% of REIT taxable income (excluding net capital gains) each year. We will be subject to federal income tax on our taxable income (including any applicable alternative minimum tax) at regular corporate rates if we fail to qualify as a REIT for tax purposes in any taxable year, or to the extent we distribute less than 100% of REIT taxable income. We will also not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost. Even if we qualify as a REIT for federal income tax purposes, we may be subject to certain state and local income and franchise taxes and to federal income and excise taxes on our undistributed REIT taxable income.

We have elected to treat certain of our subsidiaries as taxable REIT subsidiaries, each of which we refer to as a TRS. In general, a TRS may engage in any real estate business and certain non-real estate businesses, subject to certain limitations under the Code. A TRS is subject to federal and state income taxes. The sales of certain land parcels, our investment in DIM Vastgoed N.V. and certain other real estate and other activities are being conducted through our TRS entities. Our current TRS activities are limited and they have not incurred any significant income taxes to date.

Governmental Regulations Affecting Our Properties

We and our properties are subject to a variety of federal, state and local environmental, health, safety and similar laws, including:

- the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, which we refer to as CERCLA;
- the Resource Conservation & Recovery Act;
- the Federal Clean Water Act;
- the Federal Clean Air Act;
- the Toxic Substances Control Act;
- the Occupational Safety & Health Act; and
- the Americans with Disabilities Act.

Environmental Regulations. The application of these laws to a specific property that we own depends on a variety of property-specific circumstances, including the current and former uses of the property, the building materials used at the property and the physical layout of the property. Under certain environmental laws, principally CERCLA, we, as the owner or operator of properties currently or previously owned, may be required to investigate and clean up certain hazardous or toxic substances, asbestos-containing materials, or petroleum product releases at the property. We may also be held liable to a federal, state or local governmental entity or third parties for property damage, injuries resulting from the contamination and for investigation and clean up costs incurred in connection with the contamination, whether or not we knew of, or were responsible for, the contamination. Such costs or liabilities could exceed the value of the affected real estate. The presence of contamination or the failure to remediate contamination may adversely affect our ability to sell or lease real estate or to borrow using the real estate as collateral. We have several properties that will require or are currently undergoing varying levels of environmental remediation as a result of contamination from on-site uses by current or former owners or tenants, such as gas stations or dry cleaners.

Americans with Disabilities Act. Our properties are subject to the Americans with Disabilities Act of 1990. Under this act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The act has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services, including restaurants and retail stores, be made accessible and available to people with disabilities. The Act's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages.

Although we believe that we are in substantial compliance with existing regulations, including environmental and ADA regulations, we cannot predict the impact of new or changed laws or regulations on properties we currently own or may acquire in the future. Other than as part of our development or redevelopment projects, we have no current plans for substantial capital expenditures with respect to compliance with environmental, health, safety and similar laws, and we carry environmental insurance which covers a number of environmental risks for most of our properties.

Competition

There are numerous commercial developers, real estate companies, REITs and other owners of real estate in the areas in which our properties are located that compete with us with respect to the leasing of our properties and in seeking land for development or properties for acquisition. Some of these competitors have substantially greater resources than we have, although we do not believe that any single competitor or group of competitors in any of the primary markets where our properties are located are dominant in that market. This level of competition may reduce the number of properties available for development or acquisition, increase the cost of development or acquisition or interfere with our ability to attract and retain tenants.

All of our existing properties are located in developed areas that include other shopping centers and other retail properties. The number of retail properties in a particular area could materially adversely affect our ability to lease vacant space and maintain the rents charged at our existing properties. We believe that the principal competitive factors in attracting tenants in our market areas are location, price, anchor tenants and maintenance of properties. Our retail tenants also face competition from other retailers, outlet stores and discount shopping clubs. This competition could contribute to lease defaults and insolvency of our tenants.

Employees

Our headquarters are located at 1600 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179. At December 31, 2007, we had 155 full-time employees and we believe that our relationships with our employees are good.

Available Information

The internet address of our website is *www.equityone.net*. In the Investor Relations section of our website you can obtain, free of charge, a copy of our annual report on Form 10-K, our quarterly reports on Form 10-Q, our Supplemental Information Packages, our current reports on Form 8-K, and any amendments to those or other reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file or furnish such reports or amendments with the SEC. Also available in the corporate governance section of our website, free of charge, are copies of our Corporate Governance Guidelines, Code of Conduct and Ethics and the charters for our audit committee, compensation committee and nominating and corporate governance committee. We intend to provide any amendments or waivers to our Code of Conduct and Ethics that apply to any of our executive officers or our senior financial officers on our website within four business days following the date of the amendment or waiver. The reference to our website address does not constitute incorporation by reference of the information contained on our website and should not be considered a part of this report.

You may also obtain printed copies of any of the foregoing materials from us, free of charge, by contacting our Investor Relations Department at:

Equity One, Inc.
1600 N.E. Miami Gardens Drive
North Miami Beach, Florida 33179
Attn: Investor Relations Department
(305) 947-1664

You may also read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549, or you may obtain information by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet address at http://www.sec.gov that contains reports, proxy statements and information statements, and other information which you may obtain free of charge.

ITEM 1A. RISK FACTORS

This annual report on Form 10-K and the information incorporated by reference herein contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts are forward-looking statements and can be identified by the use of forward-looking terminology such as "may," "will," "might," "would," "expect," "anticipate," "estimate," "would," "could," "should," "believe," "intend," "project," "forecast," "target," "plan," or "continue" or the negative of these words or other variations or comparable terminology. Forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Some specific risk factors that could impair forward looking statements are set forth below.

These risks factors are not exhaustive. Other sections of this report may include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all risk factors, nor can we assess the impact of all risk factors on our business or the extent to which any factor, or combination of factors, may affect our business. Investors should also refer to our quarterly reports on Form 10-Q and current reports on Form 8-K for future periods for updates to these risk factors.

We are dependent upon certain key tenants and decisions made by these tenants or adverse developments in the business of these tenants could have a negative impact on our financial condition.

We own shopping centers which are supported by "anchor" tenants which, due to size, reputation or other factors, are particularly responsible for drawing other tenants and shoppers to our centers. For instance, Publix Supermarkets is our largest tenant and accounted for approximately 2.4 million square feet, or approximately 14.1% of our GLA, at December 31, 2007, and accounts for approximately $19.1 million of minimum rent, or 10.4% of our annualized minimum rent.

At any time, an anchor tenant or other tenant may experience a downturn in its business that may weaken its financial condition. As a result, tenants may delay lease commencement, fail to make rental payments when due or declare bankruptcy. We are subject to the risk that these tenants may be unable to make their lease payments or may decline to extend a lease upon its expiration. Any tenant bankruptcies, leasing delays or failures to make rental payments when due could result in the termination of the tenant's lease and material losses to our business and harm to our operating results.

In addition, an anchor tenant may decide that a particular store is unprofitable and close its operations in our center, and, while the tenant may continue make rental payments, such a failure to occupy its premises could have an adverse effect on the property. A lease termination by an anchor tenant or a failure by that anchor tenant to occupy the premises could result in lease terminations or reductions in rent by other tenants in the same shopping center if their leases have "co-tenancy" clauses which permit cancellation or rent reduction if an anchor tenant's lease is terminated or the anchor "goes dark." Vacated anchor tenant space also tends to adversely affect the entire shopping center because of the loss of the departed anchor tenant's power to draw customers to the center. We cannot provide any assurance that we would be able to quickly re-lease vacant space on favorable terms, if at all. Any of these developments could adversely affect our financial condition or results of operations.

We may experience difficulties and additional costs associated with renting vacant space and space to be vacated in future years.

Our goal is to improve the performance of our properties by re-leasing vacated space. However, we may not be able to maintain our overall occupancy. Our ability to continue to lease or re-lease vacant space in these or other properties will be affected by many factors, including our properties' locations, current market conditions and covenants found in certain leases restricting the use of other space at our properties. For instance, in some cases, our tenant leases contain provisions giving the tenant the exclusive right to sell particular types of merchandise or provide specific types of services within the particular retail center, or limit the ability of other tenants to sell that merchandise or provide those services. When re-leasing space after a vacancy, these provisions may limit the number and types of prospective tenants for the vacant space. The failure to lease or to re-lease on satisfactory terms could harm our operating results.

If we are able to re-lease vacated space, there is no assurance that rental rates will be equal to or in excess of current rental rates. In addition, we may incur substantial costs in obtaining new tenants, including brokerage commission fees paid by us in connection with new leases or lease renewals, and the cost of making leasehold improvements.

We have substantial debt obligations which may reduce our operating performance and put us at a competitive disadvantage.

As of December 31, 2007, we had debt and other liabilities outstanding in the aggregate amount of approximately $1.3 billion. Many of our loan facilities require scheduled principal and balloon payments. In addition, our organizational documents do not limit the level or amount of debt that we may incur, nor do we have a policy limiting our debt to any particular level. The amount of our debt outstanding from time to time could have important consequences to our stockholders. For example, it could:

- require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, property acquisitions, redevelopments and other appropriate business opportunities that may arise in the future;
- limit our ability to make distributions on our outstanding shares of our common stock, including the payment of dividends required to maintain our status as a REIT;
- make it difficult to satisfy our debt service requirements;
- limit our flexibility in planning for, or reacting to, changes in our business and the factors that affect the profitability of our business, which may place us at a disadvantage compared to competitors with less debt or debt with less restrictive terms;
- limit our ability to obtain any additional debt or equity financing we may need in the future for working capital, debt refinancing, capital expenditures, acquisitions, redevelopment or other general corporate purposes or to obtain such financing on favorable terms; and
- require us to dedicate increased amounts of our cash flow from operations to payments on our variable rate, unhedged debt if interest rates rise.

If our internally generated cash is inadequate to repay our indebtedness upon maturity, then we will be required to repay debt through refinancing or equity offerings. If we are unable to refinance our indebtedness on acceptable terms, or at all, we might be forced to dispose of one or more of our properties potentially upon disadvantageous terms, which might result in losses and might adversely affect our cash available for distribution. If prevailing interest rates or other factors at the time of refinancing result in higher interest rates on refinancing, our interest expense would increase, without a corresponding increase in our rental rates, which would adversely affect our results of operations. Further, if one of our properties is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, or if we are in default under the related mortgage or deed of trust, such property could be transferred to the mortgagee, or the mortgagee could foreclose upon the property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of income and asset value. Foreclosure could also create taxable income without accompanying cash proceeds, thereby hindering our ability to meet the REIT distribution requirements under the Code.

Our financial covenants may restrict our operating or acquisition activities, which may harm our financial condition and operating results.

Our unsecured revolving credit facility, our outstanding senior unsecured notes and much of our existing mortgage indebtedness contain customary covenants and conditions, including, among others, compliance with various financial ratios and restrictions upon the incurrence of additional indebtedness and liens on our properties. Furthermore, the terms of some of this indebtedness will restrict our ability to consummate transactions that result in a change of control or to otherwise issue equity or debt securities. The existing mortgages also contain customary negative covenants such as those that limit our ability, without the prior consent of the lender, to further mortgage the applicable property or to discontinue insurance coverage. If we were to breach covenants in these debt agreements, the lender could declare a default and require us to repay the debt immediately. If we fail to make such repayment in a timely manner, the lender may be entitled to take possession of any property securing the loan.

Increases in interest rates cause our borrowing costs to rise and generally adversely affect the market price of our securities.

Of our approximately $1.3 billion of debt outstanding as of December 31, 2007, approximately $137.0 million bears interest at variable interest rates, including $100.0 million of fixed rate borrowings that we have converted to floating rate borrowings through the use of hedging agreements. We also may borrow additional funds at variable interest rates in the future. Increases in interest rates would increase our interest expense on our variable rate debt and reduce our future earnings and cash flows, which could adversely affect our ability to service our debt and meet our other obligations and also could reduce the amount we are able to distribute to our stockholders. Although we may in the future enter into hedging arrangements or other transactions as to a portion of our variable rate debt to limit our exposure to rising interest rates, the amounts we are required to pay under the variable rate debt to which the hedging or similar arrangements relate may increase in the event of non-performance by the counterparties to any of our hedging arrangements.

In addition, the market price of our common stock is affected by the annual distribution rate on the shares of our common stock. Increasing market interest rates may lead prospective purchasers of our common stock and other securities to seek alternative investments that offer a higher annual yield which would likely adversely affect the market price of our common stock and other securities. Finally, increases in interest rates may have the effect of depressing the market value of retail properties such as ours, including the value of those properties securing our indebtedness.

Geographic concentration of our properties makes our business vulnerable to economic downturns in certain regions or to other events, like hurricanes, that disproportionately affect those areas.

Approximately 53.6% of our retail property gross leasable area is located in Florida. As a result, economic, real estate and other, general conditions in Florida will significantly affect our revenues and the value of our properties. Business layoffs or downsizing, industry slowdowns, changing demographics and other similar factors may adversely affect the economic climate in Florida. Any resulting oversupply or reduced demand for retail properties in Florida would adversely affect our operating performance and limit our ability to make distributions to stockholders.

In addition, a significant portion of our retail property gross leasable area is located in coastal areas that are susceptible to the harmful effects of tropical storms, hurricanes and other similar natural disasters. Most importantly, as of December 31, 2007, over 59.1% of the total insured value of our portfolio is located in the State of Florida, with approximately 33.7% located in Miami-Dade, Broward and Palm Beach counties. In 2005, our properties experienced damage from a total of seven named hurricanes or tropical storms with not all of the storm damages fully insured. While some of these uninsured expenses are recoverable from our tenants, not all of the leases have provisions permitting reimbursement, and, therefore, we must pay the remaining amounts. Moreover, with the increased hurricane activity, the cost of property insurance has risen dramatically. While much of the cost of this insurance is passed on to our tenants as reimbursable property costs, some tenants, particularly national tenants, do not pay a pro rata share of these costs under their leases. Hurricanes and similar storms also disrupt our business and the business of our tenants, which could affect the ability of some tenants to pay rent. Therefore, as a result of the geographic concentration of our properties, we face demonstrable risks, including higher costs, such as uninsured property losses and higher insurance premiums, and disruptions to our business and the businesses of our tenants. Lastly, the recent downturn in the real estate and credit markets may adversely affect our liquidity.

Our insurance coverage on our properties may be inadequate therefore increasing the risks to our business.

We currently carry comprehensive insurance on all of our properties, including insurance for liability, fire, flood, rental loss and acts of terrorism. We also currently carry environmental insurance on most of our properties. All of these policies contain coverage limitations. We believe these coverages are of the types and amounts customarily obtained for or by an owner of similar types of real property assets located in the areas where our properties are located. We intend to obtain similar insurance coverage on subsequently acquired properties.

The availability of insurance coverage may decrease and the prices for insurance may increase as a consequence of significant losses incurred by the insurance industry. For instance, following the hurricane activity of 2005, property insurance costs in the State of Florida increased. In the event of future industry losses, we may be unable to renew or duplicate our current insurance coverage in adequate amounts or at reasonable prices. In addition, insurance companies may no longer offer coverage against certain types of losses, such as losses from named wind storms or due to terrorist acts and toxic mold, or, if offered, the expense of obtaining these types of insurance may not be justified. We, therefore, may cease to have insurance coverage against certain types of losses and/or there may be decreases in the limits of insurance available.

If an uninsured loss or a loss in excess of our insured limits occurs, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property, but still remain obligated for any mortgage debt or other financial obligations related to the property. We cannot guarantee that material losses in excess of insurance proceeds will not occur in the future. If any of our properties were to experience a catastrophic loss, it could disrupt seriously our operations, delay revenue and result in large expenses to repair or rebuild the property. Also, due to inflation, changes in codes and ordinances, environmental considerations and other factors, it may not be feasible to use insurance proceeds to replace a building after it has been damaged or destroyed or the proceeds could be insufficient. Events such as these could adversely affect our results of operations and our ability to meet our obligations, including distributions to our stockholders.

We may be unable to sell properties when appropriate because real estate investments are illiquid.

Real estate investments generally cannot be sold quickly. Also, there are limitations under federal income tax laws applicable to real estate and to REITs in particular that may limit our ability to sell our assets. We may not be able to alter our portfolio promptly in response to changes in economic or other conditions. Our inability to respond quickly to changes in the performance of our investments could adversely affect our ability to meet our obligations and make distributions to our stockholders.

The federal income tax provisions applicable to REITs provide that any gain realized by a REIT on the sale of property held as inventory or other property held primarily for sale to customers in the ordinary course of business is treated as income from a "prohibited transaction" that is subject to a 100 percent penalty tax. Under current law, unless a sale of real property qualifies for a safe harbor, the question of whether the sale of a property constitutes the sale of property held primarily for sale to customers is generally a question of the facts and circumstances regarding a particular transaction. We intend to hold our properties for investment with a view to long-term appreciation, to engage in the business of acquiring and owning properties and to make occasional sales as are consistent with our investment objectives. We do not intend to engage in prohibited transactions. We cannot assure you, however, that we will only make sales that satisfy the requirements of the safe harbors or that the IRS will not successfully assert that one or more of our sales are prohibited transactions.

Our development and redevelopment activities are inherently risky and may not yield anticipated returns, which would harm our operating results and reduce funds available for distributions to stockholders.

An important component of our growth strategy is the redevelopment of properties within our portfolio and the development of new shopping centers. At December 31, 2007, we had invested an aggregate of approximately $81.4 million in these development or redevelopment projects at various stages of completion and anticipate that these projects will require an additional $46.3 million to complete, based on our current plans and estimates. These developments and redevelopments may not be as successful as currently expected. Expansion, renovation and development projects entail the following considerable risks:

- significant time lag between commencement and completion subjects us to greater risks due to fluctuation in the general economy;
- failure or inability to obtain construction or permanent financing on favorable terms;
- expenditure of money and time on projects that may never be completed;
- inability to achieve projected rental rates or anticipated pace of lease-up;
- higher-than-estimated construction costs, including labor and material costs; and
- possible delay in completion of the project because of a number of factors, including weather, labor disruptions, construction delays or delays in receipt of zoning or other regulatory approvals, or man-made or natural disasters (such as fires, hurricanes, earthquakes or floods).

While our policies with respect to expansion, renovation and development activities are intended to limit some of the risks otherwise associated with such activities, such as initiating construction only after securing commitments from anchor tenants, we will nevertheless be subject to risks that the construction costs of a property, due to factors such as cost overruns, design changes and timing delays arising from a lack of availability of materials and labor, weather conditions and other factors outside of our control, as well as financing costs, may exceed original estimates, possibly making the associated investment unprofitable. Significant changes in economic condition could adversely affect prospective tenants and our ability to lease newly developed and redeveloped properties. Any substantial unanticipated delays or expenses could adversely affect the investment returns from these redevelopment projects and harm our operating results.

Future acquisitions may not yield the returns expected, may result in disruptions to our business, may strain management resources and may result in stockholder dilution.

Our investing strategy and our market selection process may not ultimately be successful and may not provide positive returns on our investment. The acquisition of properties or portfolios of properties entails risks that include the following, any of which could adversely affect our results of operations and our ability to meet our obligations:

- we may not be able to identify suitable properties to acquire or may be unable to complete the acquisition of the properties we identify;
- we may not be able to integrate any acquisitions into our existing operations successfully;
- properties we acquire may fail to achieve within the time frames we project the occupancy or rental rates we project at the time we make the decision to acquire, which may result in the properties' failure to achieve the returns we projected;
- our pre-acquisition evaluation of the physical condition of each new investment may not detect certain defects or identify necessary repairs, which could significantly increase our total acquisition costs; and
- our investigation of a property or building prior to our acquisition, and any representations we may receive from the seller of such building or property, may fail to reveal various liabilities, which could reduce the cash flow from the property or increase our acquisition cost.

If we acquire a business, we will be required to integrate the operations, personnel and accounting and information systems of the acquired business and train, retain and motivate any key personnel from the acquired business. In addition, acquisitions of or investments in companies may cause disruptions in our operations and divert management's attention away from day-to-day operations, which could impair our relationships with our current tenants and employees. The issuance of equity securities in connection with any acquisition or investment could be substantially dilutive to our stockholders.

Our ability to grow will be limited if we cannot obtain additional capital.

Our growth strategy is focused on the redevelopment of properties we already own and the acquisition and development of additional properties. We believe that it will be difficult to fund our expected growth with cash from operating activities because, in addition to other requirements, we are required to distribute to our stockholders at least 90% of our REIT taxable income (excluding net capital gains) each year to continue to qualify as a REIT for federal income tax purposes. As a result, we must rely primarily upon the availability of debt or equity capital, which may or may not be available on favorable terms or at all. The debt could include mortgage loans from third parties or the sale of debt securities. Equity capital could include shares of our common stock or preferred stock. We cannot guarantee that additional financing, refinancing or other capital will be available in the amounts we desire or on favorable terms. Our access to debt or equity capital depends on a number of factors, including the general availability of credit in the capital markets, the market's perception of our growth potential, our ability to pay dividends, our financial condition, our credit rating and our current and potential future earnings. Depending on the outcome of these factors, we could experience delay or difficulty in implementing our growth strategy on satisfactory terms, or be unable to implement this strategy.

Competition for the acquisition of assets and the leasing of properties may impede our ability to make, or may increase the cost of, these acquisitions and may impair our future income.

Numerous commercial developers and real estate companies compete with us in seeking tenants for our existing properties and properties for acquisition. This competition may:

- reduce properties available for acquisition;
- increase the cost of properties available for acquisition;
- reduce the rate of return on these properties;
- reduce rents payable to us;
- interfere with our ability to attract and retain tenants;
- lead to increased vacancy rates at our properties; and
- adversely affect our ability to minimize expenses of operation.

In addition, tenants and potential acquisition targets may find competitors to be more attractive because they may have greater resources, broader geographic diversity, may be willing to pay more or offer greater lease incentives or may have a more compatible operating philosophy. In particular, larger REITs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. These competitive factors may adversely affect our profitability, and our stockholders may experience a lower return on their investment.

We may be subjected to liability for environmental contamination which might have a material adverse impact on our financial condition and results of operations.

As an owner and operator of real estate and real estate-related facilities, we may be liable for the costs of removal or remediation of hazardous or toxic substances present at, on, under, in or released from our properties, as well as for governmental fines and damages for injuries to persons and property. We may be liable without regard to whether we knew of, or were responsible for, the environmental contamination and with respect to properties previously owned by companies we have acquired, whether the contamination occurred before or after the acquisition. We have several properties in our portfolio that will require or are currently undergoing varying levels of environmental remediation. The presence of contamination or the failure properly to remediate contamination at any of our properties may adversely affect our ability to sell or lease those properties or to borrow funds by using those properties as collateral. The costs or liabilities could exceed the value of the affected real estate. Although we have environmental insurance policies covering most of our properties, there is no assurance that these policies will cover any or all of the potential losses or damages from environmental contamination; therefore, any liability, fine or damage could directly impact our financial results.

The Americans with Disabilities Act of 1990 could require us to take remedial steps with respect to existing or newly acquired properties.

Our existing properties, as well as properties we may acquire, as commercial facilities, are required to comply with Title III of the Americans with Disabilities Act of 1990. Investigation of a property may reveal non-compliance with this Act. The requirements of this Act, or of other federal, state or local laws, also may change in the future and restrict or require further renovations of our properties with respect to access for disabled persons. Future compliance with this Act may require expensive changes to the properties.

We may experience adverse consequences in the event we fail to qualify as a REIT.

Although we believe that we are organized and have operated so as to qualify as a REIT under the Internal Revenue Code since our REIT election in 1995, no assurance can be given that we have qualified or will remain so qualified. In addition, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification.

Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code for which there are only limited judicial and administrative interpretations. These provisions include requirements concerning, among other things, the ownership of our outstanding common stock, the nature of our assets, the sources of our income, and the amount of our distributions to our stockholders. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources. Satisfying this requirement could be difficult, for example, if defaults by tenants were to reduce the amount of income from qualifying rents. In addition, we must make distributions to stockholders aggregating annually at least 90% of our REIT taxable income, excluding net capital gains. To the extent that we satisfy the 90 percent distribution requirement, but distribute less than 100 percent of our taxable income, we will be subject to federal corporate income tax on our undistributed income. In addition, we will incur a four percent nondeductible excise tax on the amount, if any, by which our distributions (or deemed distributions) in any year are less than the sum of 85 percent of our ordinary income for that year, 95 percent of our capital gain net earnings for that year and 100 percent of our undistributed taxable income from prior years. We intend to make distributions to our stockholders to comply with the distribution provisions of the Internal Revenue Code. Although we anticipate that our cash flows from operating activities will be sufficient to enable us to pay our operating expenses and meet distribution requirements, no assurance can be given in this regard. We may be required to borrow money or sell assets to pay out enough of our taxable income to satisfy the distribution requirement and to avoid corporate income tax.

If we fail to qualify as a REIT:

- we would not be allowed a deduction for distributions to stockholders in computing taxable income;
- we would be subject to federal income tax at regular corporate rates;
- we could be subject to the federal alternative minimum tax;
- unless we are entitled to relief under specific statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified;
- we could be required to pay significant income taxes, which would substantially reduce the funds available for investment or for distribution to our stockholders for each year in which we failed or were not permitted to qualify; and
- we would no longer be required by law to make any distributions to our stockholders.

We are subject to other tax liabilities.

Even if we qualify as a REIT, we are subject to some federal, state and local taxes on our income and property that could reduce operating cash flow. For example, we will pay tax on certain types of income that are not distributed, and will be subject to a 100 percent excise tax on transactions with a TRS that are not conducted on an arms-length basis. In addition, our TRSs are subject to foreign, federal, state and local taxes.

Our Chairman of the Board and his affiliates own approximately 48.9% of our common stock and exercise significant control over our company and may delay, defer or prevent us from taking actions that would be beneficial to our other stockholders.

Chaim Katzman, the chairman of our board of directors and our largest stockholder, and his affiliates own approximately 48.9% of the outstanding shares of our common stock and, as a result of a stockholders' agreement with other of our stockholders, have voting power of almost 55.8% of our outstanding shares with respect to the election of directors. Accordingly, Mr. Katzman is able to exercise significant control over the outcome of substantially all matters required to be submitted to our stockholders for approval, including decisions relating to the election of our board of directors and the determination of our day-to-day corporate and management policies. In addition, Mr. Katzman is able to exercise significant control over the outcome of any proposed merger or consolidation of our company which, under our charter, the affirmative vote of the holders of a majority of the outstanding shares of our common stock in such instances. Mr. Katzman's ownership interest in our company may discourage third parties from seeking to acquire control of our company which may adversely affect the market price of our common stock.

Several of our controlling stockholders have pledged their shares of our stock as collateral under bank loans, foreclosure and disposition of which could have a negative impact on our stock price.

Several of our affiliated stockholders that beneficially own a significant interest in our company, including Gazit-Globe, Ltd. and related entities, have pledged a substantial portion of our stock that they own to secure loans made to them by commercial banks.

If a stockholder defaults on any of its obligations under these pledge agreements or the related loan documents, these banks may have the right to sell the pledged shares in one or more public or private sales that could cause our stock price to decline. Many of the occurrences that could result in a foreclosure of the pledged shares are out of our control and are unrelated to our operations. Some of the occurrences that may constitute such an event of default include:

- the stockholder's failure to make a payment of principal or interest when due;
- the occurrence of another default that would entitle any of the stockholder's other creditors to accelerate payment of any debts and obligations owed to them by the stockholder;
- if the bank, in its absolute discretion, deems that a change has occurred in the condition of the stockholder to which the bank has not given its prior written consent; and
- if, in the opinion of the bank, the value of the pledged shares shall be reduced or is likely to be reduced (for example, the price of our common stock declines).

In addition, because so many shares are pledged to secure loans, the occurrence of an event of default could result in a sale of pledged shares that would trigger a change of control of our company, even when such a change may not be in the best interests of our stockholders.

To maintain our status as a REIT, we limit the amount of shares any one stockholder can own.

The Internal Revenue Code imposes certain limitations on the ownership of the stock of a REIT. For example, not more than 50% in value of our outstanding shares of capital stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code). To protect our REIT status, our charter prohibits any one stockholder from owning (actually or constructively) more than 9.9% in value of the outstanding shares of common stock or of any class or series of outstanding preferred stock. The constructive ownership rules are complex. Shares of our capital stock owned, actually or constructively, by a group of related individuals and/or entities may be treated as constructively owned by one of those individuals or entities. As a result, the acquisition of less than 9.9% in value of the outstanding common stock and/or a class or series of preferred stock (or the acquisition of an interest in an entity that owns common stock or preferred stock) by an individual or entity could cause that individual or entity (or another) to own constructively more than 9.9% in value of the outstanding stock. If that happened, either the transfer or ownership would be void or the shares would be transferred to a charitable trust and then sold to someone who can own those shares without violating the 9.9% ownership limit. Our board of directors may waive these restrictions on a case-by-case basis, and it has in the past done so, including for the affiliates of Chaim Katzman, our chairman of the board. The 9.9% ownership restrictions may delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the stockholders' best interest.

We cannot assure you we will continue to pay dividends at historical rates.

Our ability to continue to pay dividends on our common stock at historical rates or to increase our common stock dividend rate and service our debt securities will depend on a number of factors, including, among others, the following:

- our financial condition and results of future operations;
- the performance of lease terms by tenants;
- the terms of our loan covenants; and
- our ability to acquire, finance, develop or redevelop and lease additional properties at attractive rates.

If we do not maintain or increase the dividend rate on our common stock, it could have an adverse effect on the market price of our common stock and other securities. Conversely, payment of dividends on our common stock may be subject to payment in full of the interest on any debt securities we may offer.

Our organizational documents contain provisions which may discourage the takeover of our company, may make removal of our management more difficult and may depress our stock price.

Our organizational documents contain provisions that may have an anti-takeover effect and inhibit a change in our management. As a result, these provisions could prevent our stockholders from receiving a premium for their shares of common stock above the prevailing market prices. These provisions include:

- the REIT ownership limit described above;
- the ability to issue preferred stock with the powers, preferences or rights determined by our board of directors;
- special meetings of our stockholders may be called only by the chairman of the board, the chief executive officer, the president or by the board of directors;
- advance notice requirements for stockholder proposals;
- the absence of cumulative voting rights; and
- provisions relating to the removal of incumbent directors.

Finally, Maryland law also contains several statutes that restrict mergers and other business combinations with an interested stockholder or that may otherwise have the effect of preventing or delaying a change of control.

Changes in taxation of corporate dividends may adversely affect the value of our common stock.

The maximum marginal rate of tax payable by domestic non-corporate taxpayers on dividends received from a regular "C" corporation under current law is 15 percent through 2010, as opposed to higher ordinary income rates. The reduced tax rate, however, does not apply to distributions paid to domestic non-corporate taxpayers by a REIT on its stock, except for certain limited amounts. Although the earnings of a REIT that are distributed to its stockholders generally remain subject to less federal income taxation than earnings of a non-REIT "C" corporation that are distributed to its stockholders net of corporate-level income tax, legislation that extends the application of the 15 percent rate to dividends paid after 2010 by "C" corporations could cause domestic non-corporate investors to view the stock of regular "C" corporations as more attractive relative to the stock of a REIT, because the dividends from regular "C" corporations would continue to be taxed at a lower rate while distributions from REITs (other than distributions designated as capital gain dividends) are generally taxed at the same rate as the individual's other ordinary income.

Foreign stockholders may be subject to FIRPTA on the sale of common shares if we are unable to qualify as a "domestically controlled" REIT.

A foreign person disposing of a U.S. real property interest, including shares of a U.S. corporation whose assets consist principally of U.S. real property interests, is generally subject to a tax, known as FIRPTA, on the gain recognized on the disposition. FIRPTA does not apply, however, to the disposition of stock in a REIT if the REIT is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares was held directly or indirectly by non-U.S. persons. We cannot assure our stockholders that we will qualify as a domestically controlled REIT. If we were to fail to so qualify, gain realized by a foreign stockholder on a sale of our common stock would be subject to FIRPTA unless our common stock was traded on an established securities market and the foreign stockholder did not at any time during a specified testing period directly or indirectly own more than 5% of the value of our outstanding common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our portfolio consists primarily of grocer-anchored shopping centers and other necessity-oriented retailers and at December 31, 2007 contained an aggregate of approximately 17.5 million square feet of gross leasable area or GLA. Other than our leasehold interests in McAlpin Square shopping center located in Savannah, Georgia, Plaza Acadienne shopping center located in Eunice, Louisiana, and El Novillo, located in Miami, Florida, all of our other properties are owned in fee simple. In addition, some of our properties are subject to mortgages as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations – Mortgage Indebtedness."

The following table provides a brief description of our properties as of December 31, 2007:

Property	Year Built / Renovated	Year Acquired	GLA Sq. Ft. at 12/31/07 (1)	Percent Leased	Average base rent PSP (2)	Grocer Anchor	Other Anchors > 10,000 sf
ALABAMA (2)							
Madison Centre	1997	2003	64,837	95.7%	$ 9.38	Publix	Rite Aid
Winchester Plaza	2006	2005	78,544	91.9%	11.76	Publix	
TOTAL SHOPPING CENTERS ALABAMA (2)			**143,381**	**93.6%**	**$ 10.66**		
CONNECTICUT (1)							
Brookside Plaza	1985 / 2006	2006	210,588	88.9%	$ 11.34	Shaw's	Bed Bath & Beyond, Walgreens, Staples, Old Country Buffet
TOTAL SHOPPING CENTERS CONNECTICUT (1)			**210,588**	**88.9%**	**$ 11.34**		
FLORIDA (84)							
Orlando / Central Florida (10)							
Alafaya Commons	1987	2003	126,333	99.2%	$ 13.67	Publix	
Alafaya Village	1986	2006	39,477	96.2%	19.57	Super Saver (Shadow - dark)	
Conway Crossing	2002	2003	76,321	94.5%	11.77	Publix	
Eastwood, Shoppes of	1997	2002	69,037	100.0%	11.15	Publix	
Hunter's Creek	1998	2003	73,204	97.8%	13.24		Office Depot, Lifestyle Family Fitness
Kirkman Shoppes	1973	2000	88,820	100.0%	18.12		Party America
Lake Mary Centre	1988 / 2001	1995	339,084	97.4%	13.00	Albertsons	Kmart, Lifestyle Fitness Center, Office Depot
Park Promenade	1987 / 2000	1999	128,848	89.7%	8.02		Beauty Depot, Orange County Library
Town & Country	1993	2003	72,043	94.4%	8.43	Albertsons* (Ross / DD's Discount)	
Unigold Shopping Center	1987	2003	117,527	99.1%	11.11	Winn-Dixie	Lifestyle Family Fitness
Jacksonville / North Florida (7)							
Beauclerc Village	1962 / 1988	1998	70,429	84.7%	8.19		Big Lots, Goodwill, Bealls Outlet
Forest Village	2000	1999	71,526	85.0%	10.58	Publix	
Ft. Caroline	1985 / 1995	1994	74,546	98.7%	7.55	Winn-Dixie	Citi Trends
Medical & Merchants	1993	2004	156,153	96.2%	12.66	Publix	Memorial Hospital
Middle Beach	1994	2003	69,277	98.7%	9.65	Publix	
Oak Hill	1985 / 1997	1995	78,492	96.5%	7.45	Publix	Beall's
South Beach	1990 / 1991	2003	289,964	96.8%	12.06		Beall's, Bed Bath & Beyond, Home Depot, Stein Mart
Miami-Dade / Broward / Palm Beach (39)							

Property	Year Built / Renovated	Year Acquired	GLA Sq. Ft. at 12/31/07 [1]	Percent Leased	Average base rent PSF [2]	Grocer Anchor	Other Anchors > 10,000 sf
Bird Ludlum	1988 / 1998	1994	192,282	96.3%	$ 15.47	Winn-Dixie	CVS Pharmacy Bird Executive, Goodwill
Boca Village	1978	2000	93,428	92.9%	15.73	Publix	CVS Pharmacy
Boynton Plaza	1978 / 1999	2000	99,324	99.0%	14.13	Publix	CVS Pharmacy
Bluffs Square	1986	2000	132,395	85.8%	13.49	Publix	Walgreens
Chapel Trail	2007	2006	56,378	97.2%	22.05		LA Fitness
Concord Shopping Plaza	1962 / 1992 / 1993	2006	298,986	99.3%	9.83	Winn Dixie	Home Depot, Big Lots
Coral Reef Shopping Center	1968 / 1990	2006	74,680	84.8%	20.26		Office Depot
Countryside Shops	1986 / 1988 / 1991	2003	179,561	97.9%	13.45	Publix	CVS Pharmacy, Stein Mart
Crossroads Square	1973	2000	84,387	71.1%	17.67		CVS Pharmacy
CVS Plaza	2004	1999	29,204	100.0%	17.05		CVS Pharmacy
El Novillo	1970 / 2000	1998	10,000	100.0%	21.00		Jumbo Buffet
Greenwood	1982 / 1994	2003	132,325	98.3%	12.86	Publix	Beall's Outlet
Jonathan's Landing	1997	2000	26,820	79.5%	20.77	Albertsons (shadow)	
Lago Mar	1995	2003	82,613	95.4%	13.95	Publix	
Lantana Village	1976 / 1999	1998	181,780	98.1%	7.41	Winn-Dixie	Kmart, Rite Aid* (Family Dollar)
Meadows	1997	2002	75,524	100.0%	13.45	Publix	
Oakbrook Square	1974 / 2000 / 2003	2000	212,074	91.5%	14.74	Publix	Stein Mart, TJ Maxx, Home Goods, CVS Pharmacy, Basset Furniture, Duffy's
Oaktree Plaza	1985	2006	23,745	74.8%	15.20		
Pine Island	1983 / 1999	1999	254,907	98.9%	11.45	Publix	Home Depot Expo, Staples
Pine Ridge Square	1986 / 1998 / 1999	2003	117,399	94.4%	14.63	Fresh Market	Bed Bath & Beyond, Nordic Interiors
Plaza Alegre	2003	2002	91,611	100.0%	15.43	Publix	Goodwill
Point Royale	1970 / 2000	1995	216,760	95.8%	6.63	Winn-Dixie	Best Buy
Prosperity Centre	1993	2000	122,014	96.6%	17.38		Office Depot, CVS Pharmacy, Bed Bath & Beyond, Carmine's, TJ Maxx
Ridge Plaza	1984 / 1999	2000	155,204	92.2%	10.74		AMC Theater, Kabooms, Wachovia* (United Collection), Round Up
Riverside Square	1987	2003	104,241	96.5%	13.82	Publix	
Sawgrass Promenade	1982 / 1998	2000	107,092	95.0%	11.52	Publix	Walgreens
Sheridan**	1973 / 1991	2003	504,495	97.3%	13.71	Publix	Kohl's, Ross, Bed Bath & Beyond, Office Depot, CVS Pharmacy, Sheridan Plaza, LA Fitness, USA Baby, Child Space
Shoppes of Andros Isles	2000	2006	79,420	96.5%	13.12	Publix	

Property	Year Built / Renovated	Year Acquired	GLA Sq. Ft. at 12/31/07 [1]	Percent Leased	Average base rent PSF [2]	Grocer Anchor	Other Anchors > 10,000 sf
Shoppes of Ibis	1999	2002	79,420	100.0%	$ 13.45	Publix	
Shoppes at Quail Roost	2005	2006	73,550	98.2%	15.58	Publix	
Shoppes of Silverlakes	1995 / 1997	2003	126,788	95.3%	16.83	Publix	
Shops at Skylake	1999 / 2005 / 2006	1997	284,943	99.2%	15.83	Publix	CVS Pharmacy, LA Fitness, Goodwill
Shoppes of Sunset	1979	2007	21,704	97.2%	16.42		
Shoppes of Sunset II	1980	2007	27,767	72.6%	18.77		
Tamarac Town Square	1987	2003	127,635	88.4%	11.59	Publix	Dollar Tree
Waterstone	2005	1992	82,531	100.0%	15.20	Publix	Walgreens
West Lakes Plaza	1984 / 2000	1996	100,747	100.0%	12.16	Winn-Dixie	Navarro Pharmacy
Westport Plaza	2002	2004	49,980	99.1%	17.85	Publix	
Young Circle	1962 / 1997	2005	65,834	96.7%	15.87	Publix	Walgreens
Florida Treasure / Northeast Coast (8)							
Cashmere Corners	2001	2000	92,734	96.0%	9.31	Albertsons	
New Smyrna Beach	1987	2003	118,451	100.0%	11.29	Publix	Walgreens* (Bealls Outlet), Bealls Home Outlet
Old King Commons	1988	2003	84,759	100.0%	8.94		Wal-Mart, Staples, Bealls Outlet
Ryanwood	1987	2000	114,925	97.4%	10.76	Publix	Bealls Outlet, Books-A-Million
Salerno Village	1987	2002	82,477	99.1%	10.79	Winn-Dixie	CVS Pharmacy
Shops at St. Lucie	2006	2000	19,361	74.2%	19.70		
South Point Center	2003	2006	64,790	94.1%	15.70	Publix	
Treasure Coast	1983	2003	133,781	97.5%	9.71	Publix	TJ Maxx
Tampa / St. Petersburg / Venice / Cape Coral / Naples (20)							
Bay Pointe Plaza	1984 / 2002	2003	103,986	95.6%	10.27	Publix	Bealls Outlet
Carrollwood	1970 / 2002	2003	94,203	94.4%	13.02	Publix	Golf Locker
Charlotte Square	1980	2003	96,188	95.4%	8.40		American Signature Furniture, Seafood Buffet
Chelsea Place	1992	2003	81,144	100.0%	11.76	Publix	
Dolphin Village	1967 / 1990	2006	138,129	88.2%	11.30	Publix	Dollar Tree, CVS Pharmacy
Lake St. Charles	1999	2001	57,015	100.0%	10.14	Sweet Bay	
Lutz Lake	2002	2003	64,985	93.8%	13.68	Publix	
Marco Town Center	2001	2000	109,830	94.9%	17.28	Publix	
Mariners Crossing	1989 / 1999	2000	91,608	100.0%	9.75	Kash n' Karry	
Midpoint Center	2002	2006	75,386	100.0%	11.54	Publix	
Pavilion	1982	2004	167,745	92.0%	14.37	Publix	Pavilion 6 Theatre
Regency Crossing	1986 / 2001	2003	85,864	81.2%	10.28	Publix	
Ross Plaza	1984 / 1996	2000	89,859	77.4%	11.46		Ross Dress for Less
Seven Hills	1991	2003	72,590	92.1%	10.72	Publix	
Shoppes of North Port	1991	2000	84,705	100.0%	10.56	Publix	Bealls Outlet
Summerlin Square	1986 / 1998	1998	109,156	80.3%	10.68	Winn-Dixie	Lee County Sheriff's Office
Sunpoint Shopping Center	1984	2006	132,374	66.1%	9.53		Bealls Outlet, Goodwill, Ozzie's Buffet

Property	Year Built / Renovated	Year Acquired	GLA Sq. Ft. at 12/31/07 [1]	Percent Leased	Average base rent PSF [2]	Grocer Anchor	Other Anchors > 10,000 sf
Venice Plaza	1971 / 1979 / 1999	2003	132,345	96.7%	$ 5.97	Sweet Bay	TJ Maxx, Blockbuster
Venice Shopping Center	1968 / 2000	2004	111,934	98.1%	5.69	Publix	Beall's Outlet
Walden Woods	1985 / 1998 / 2003	1999	75,874	89.7%	6.79		Dollar Tree, Aaron Rents, Dollar General
TOTAL SHOPPING CENTERS FLORIDA (84)			9,406,827	95.0%	$ 12.36		
GEORGIA (25)							
Atlanta (21)							
BridgeMill	2000	2003	89,102	96.4%	$ 15.36	Publix	
Buckhead Station	1996		233,930	89.7%	19.70		Bed Bath & Beyond, TJ Maxx, Old Navy, Toys R Us, DSW, Goldsmith, Ulta
Butler Creek	1990	2003	95,597	93.5%	10.79	Kroger	
Chastain Square	1981 / 2001	2003	91,637	94.5%	17.12	Publix	
Commerce Crossing	1988	2003	100,668	62.4%	4.76	Ingles	Fred's Store
Douglas Commons	1988	2003	97,027	98.9%	10.41	Kroger	
Fairview Oaks	1997	2003	77,052	95.4%	11.32	Kroger	
Grassland Crossing	1996	2003	90,906	98.6%	11.82	Kroger	
Hairston Center	2000	2005	13,000	46.2%	14.91		
Hamilton Ridge	2002	2003	89,496	85.3%	12.44	Kroger	
Mableton Crossing	1997	2003	86,819	98.1%	10.55	Kroger	
Macland Pointe	1992-93	2003	79,699	98.5%	9.99	Publix	
Market Place	1976	2003	77,706	82.3%	11.70		Peachtree Cinema
Paulding Commons	1991	2003	192,391	97.1%	7.53	Kroger	Kmart
Piedmont Peachtree Crossing	1978 / 1998	2006	152,239	100.0%	16.41	Kroger	Cost Plus Store, Binders Art Supplies
Powers Ferry Plaza	1979 / 1987 / 1998	2003	86,473	91.2%	9.63		Micro Center
Presidential Markets	1993 / 2000	2003	396,408	96.3%	11.09	Publix	Marshall's, TJ Maxx, Bed Bath & Beyond, Carmike Cinemas, Ross Dress for Less, Office Depot, Shoe Carnival, Grand Harbor Import Co., Borders
Shops of Huntcrest	2003	2003	97,040	96.9%	13.97	Publix	
Shops of Westridge	2006	2003	66,297	89.4%	13.86	Publix	
Wesley Chapel	1989	2003	170,792	32.5%	7.07	Ingles*	CVS Pharmacy
Williamsburg @ Dunwoody	1983	2003	44,928	98.2%	18.69		

Property	Year Built / Renovated	Year Acquired	GLA Sq. Ft. at 12/31/07 [1]	Percent Leased	Average base rent PSF [2]	Grocer Anchor	Other Anchors > 10,000 sf
Central / South Georgia (4)							
Daniel Village	1956 / 1997	2003	171,932	95.3%	$ 8.50	Bi-Lo	St. Joseph Home Health Care
McAlpin Square	1979	2003	176,807	87.1%	8.06	Kroger	Big Lots, U.S. Post Office
Spalding Village	1989	2003	235,318	67.6%	7.85	Kroger	JC Penney*, Blockbuster, Fred's Store
Walton Plaza	1990	2003	43,460	100.0%	10.11	Harris Teeter* (Omni Fitness)	
TOTAL SHOPPING CENTERS GEORGIA (25)			**3,056,724**	**80.9%**	**$ 11.63**		
LOUISIANA (14)							
Ambassador Row	1980 / 1991	2003	193,978	84.1%	$ 9.79		Conn's Appliances, Big Lots, Chuck E Cheese, Goody's
Ambassador Row Courtyard	1986 / 1991 / 2005	2003	146,697	99.1%	9.95		Bed Bath & Beyond, Marshall's Hancock Fabrics, United Training Academy, Tuesday Morning
Bluebonnet Village	1983	2003	101,623	79.7%	10.24	Matherne's	
Boulevard	1976 / 1994	2003	68,012	98.4%	8.59		Piccadilly, Harbor Freight Tools, Golfballs.com
Country Club Plaza	1982 / 1994	2003	64,686	100.0%	6.32	Winn-Dixie	
Crossing	1988 / 1993	2003	114,806	93.8%	5.65	Save A Center	A-1 Home Appliance, Piccadilly
Elmwood Oaks	1989	2003	133,995	98.1%	9.49		Academy Sports, Dollar Tree Home Décor
Grand Marche (ground lease)	1969	2003	200,585	100.0%	NA		Grande Marche
Plaza Acadienne	1980	2003	105,419	49.0%	4.02	Super 1 Store	Fred's Store
Sherwood South	1972 / 1988 / 1992	2003	77,107	86.0%	6.15		Burke's Outlet, Harbor Freight Tools, Fred's Store
Siegen Village	1988	2003	170,416	99.2%	8.79		Office Depot, Big Lots, Dollar Tree, Stage, Party City
Tarpon Heights	1982	2003	56,605	89.8%	5.09		Stage, Dollar General
Village at Northshore	1988	2003	144,638	100.0%	8.68		Marshall's, Dollar Tree, Kirschman's*, Bed Bath & Beyond, Office Depot
Wal-Mart Mathews	1985	2003	54,223	100.0%	2.90		Wal-Mart*
TOTAL SHOPPING CENTERS LOUISIANA (14)			**1,632,790**	**91.7%**	**$ 8.08**		
MASSACHUSETTS (7)							
Cambridge Star Market	1953 / 1997	2004	66,108	100.0%	$ 26.89	Star Market	
Medford Shaw's Supermarket	1995	2004	62,656	100.0%	23.94	Shaw's	
Plymouth Shaw's Supermarket	1993	2004	59,726	100.0%	17.77	Shaw's	
Quincy Star Market	1965 / 1995	2004	100,741	100.0%	17.36	Star Market	
Swampscott Whole Foods	1967 / 2005	2004	35,907	100.0%	21.00	Whole Foods	
Webster Plaza	1963 / 1998	2006	201,425	97.0%	7.88	Shaw's	Kmart, Family Dollar, Dollar Tree
West Roxbury Shaw's Plaza	1973 / 1995/ 2006	2004	76,316	100.0%	23.44	Shaw's	
TOTAL SHOPPING CENTERS MASSACHUSETTS (7)			**602,879**	**99.0%**	**$ 17.04**		

Property	Year Built / Renovated	Year Acquired	GLA Sq. Ft. at 12/31/07 [1]	Percent Leased	Average base rent PSF [2]	Grocer Anchor	Other Anchors > 10,000 sf
Shipyard Plaza	1987	2003	66,857	100.0%	$ 7.02		Big Lots, Buffalo Wild Wings
TOTAL SHOPPING CENTERS MISSISSIPPI (1)			**66,857**	**100.0%**	**$ 7.02**		
NORTH CAROLINA (8)							
Centre Pointe Plaza	1989	2003	163,642	95.8%	$ 6.33		Belk's, Goody's, Dollar Tree, Aaron Rents
Galleria	1986 / 1990	2003	92,114	92.9%	10.25	Harris Teeter*	
Parkwest Crossing	1990	2003	85,602	100.0%	10.36	Food Lion	
Riverview Shopping Center	1973 / 1995	2003	128,498	93.4%	7.82	Kroger	Upchurch Drugs, Riverview Galleries
Salisbury Marketplace	1987	2003	79,732	91.6%	10.56	Food Lion	Family Dollar
Stanley Market Place	2007	2003	53,228	93.4%	9.82	Food Lion	
Thomasville Commons	1991	2003	148,754	95.2%	5.73	Ingles	Kmart
Willowdaile Shopping Center	1986	2003	120,984	93.2%	10.04	Harris Teeter	Hall of Fitness
TOTAL SHOPPING CENTERS NORTH CAROLINA (8)			**872,554**	**94.6%**	**$ 8.36**		
SOUTH CAROLINA (8)							
Belfair Towne Village	2000 / 2003 / 2006	2003	166,639	95.3%	$ 12.93	Kroger	Stein Mart
Lancaster Plaza	1971 / 1990	2003	77,400	32.6%	3.62	Bi-Lo	
Lancaster Shopping Center	1963 / 1987	2003	29,047	100.0%	2.09		Sweet Union Furniture
Milestone Plaza	1995	2006	98,777	89.5%	14.97	Bi-Lo	
North Village Center	1984	2003	60,356	96.8%	8.87	Bi-Lo	Dollar General, Gold's Gym
Sparkleberry Square	1997 / 2004	2004	339,051	99.5%	11.35	Kroger	Ross Dress for Less, Circuit City, Bed Bath & Beyond, Petsmart, Pier One, Kohl's
Windy Hill	1968 / 1988 / 2006	2004	68,465	100.0%	6.18		Rose's Store, Family Dollar Store
Woodruff	1995	2003	68,055	98.2%	10.45	Publix	
TOTAL SHOPPING CENTERS SOUTH CAROLINA (8)			**907,790**	**91.7%**	**$ 10.81**		
TEXAS (1)							
Rosemeade	1986	2001	51,231	79.2%	$ 7.20		Russian Banya Spa
TOTAL SHOPPING CENTERS TEXAS (1)			**51,231**	**79.2%**	**$ 7.20**		
VIRGINIA (1)							
Smyth Valley Crossing	1989	2003	126,841	98.9%	$ 5.93	Ingles	Wal-Mart
TOTAL SHOPPING CENTERS VIRGINIA (1)			**126,841**	**98.9%**	**$ 5.93**		
TOTAL CORE SHOPPING CENTER PORTFOLIO (152)			**17,078,462**	**93.2%**	**$ 11.66**		

Property	Year Built / Renovated	Year Acquired	GLA Sq. Ft. at 12/31/07 (1)	Percent Leased	Average base rent PSF (2)	Grocer Anchor	Other Anchors > 10,000 sf
4101 South I-85 Industrial	1956 / 1963	2003	188,513	38.0%			
Banco Popular Office Building	1971	2005	32,737	90.1%			
Laurel Walk Apartments	1985	2005	106,480	87.3%			
Mandarin Mini-Storage	1982	1994	52,300	82.1%			
Prosperity Office Building	1972	2006	3,200	0.0%			
Providence Square	1973	2003	85,930	32.5%			
TOTAL OTHER PROPERTIES (6)			469,160	56.6%			
TOTAL EXCLUDING DEV / REDEV & LAND (158)			17,547,622	92.2%			
DEVELOPMENTS / REDEVELOPMENTS & LAND (11)							
Developments (3)							
Redevelopments (4)							
Land Held for Development (4)							
GRAND TOTAL - 169 Properties							

(1) Total square footage does not include shadow anchor square footage that is not owned by Equity One.

(2) Calculated by annualizing the center's monthly base rent at December 31, 2007, excluding expense reimbursements, percentage rent payments and other charges divided by GLA.

* Indicates a tenant which continues to pay rent, but has closed its store and ceased operations.

The sub-tenant, if any, is shown in ().

Most of our leases provide for the monthly payment in advance of fixed minimum rentals, the tenants' pro rata share of ad valorem taxes, insurance (including fire and extended coverage, rent insurance and liability insurance) and common area maintenance for the property. They may also provide for the payment of additional rentals based on a percentage of the tenants' sales. Utilities are generally paid directly by tenants except where common metering exists with respect to a property. In this case, we make the payments for the utilities and are reimbursed by the tenants on a monthly basis. Generally, our leases prohibit the tenant from assigning or subletting its space. They also require the tenant to use its space for the purpose designated in its lease agreement and to operate its business on a continuous basis. Some of the lease agreements with major tenants contain modifications of these basic provisions in view of the financial condition, stability or desirability of those tenants. Where a tenant is granted the right to assign its space, the lease agreement generally provides that the original lessee will remain liable for the payment of the lease obligations under that lease agreement.

Major Tenants

The following table sets forth as of December 31, 2007 the gross leasable area, or GLA of our existing properties leased to tenants in our core shopping center portfolio:

	Supermarket Anchor Tenants	Other Anchor Tenants	Non-anchor Tenants	Total
Leased GLA (sq. ft.)	5,082,066	5,277,245	5,560,389	15,919,700
Percentage of Total Leased GLA	31.9%	33.2%	34.9%	100.0%

The following table sets forth as of December 31, 2007 the annual minimum rent at expiration attributable to tenants in our core shopping center portfolio:

	Supermarket Anchor Tenants	Other Anchor Tenants	Non-anchor Tenants	Total
Annual Minimum Rent ("AMR")	$ 44,624,919	$ 45,681,357	$ 100,877,270	$ 191,183,546
Percentage of Total AMR	23.3%	23.9%	52.8%	100.0%

The following table sets forth as of December 31, 2007 information regarding leases with the ten largest tenants in our core shopping center portfolio:

Tenant	Number of Leases	GLA (square feet)	Percent of Total GLA	Annualized Minimum Rent at 12/31/07	Percent of Aggregate Annualized Minimum Rent	Average Annual Minimum Rent per Square Foot
Publix	54	2,415,977	14.1%	$ 19,074,490	10.4%	$ 7.90
Supervalu	7	458,273	2.7%	8,302,236	4.5%	18.12
Kroger	13	747,025	4.4%	6,057,487	3.3%	8.11
Bed Bath & Beyond	10	321,490	1.9%	3,620,831	2.0%	11.26
Winn Dixie	10	476,128	2.8%	2,891,202	1.6%	6.07
TJ Maxx Companies	10	310,658	1.8%	2,556,245	1.4%	8.23
LA Fitness	3	144,307	0.8%	2,517,941	1.4%	17.45
Blockbuster	23	122,124	0.7%	2,277,865	1.2%	18.65
CVS Pharmacy	14	152,365	0.9%	2,222,981	1.2%	14.59
Office Depot	7	190,206	1.1%	2,063,628	1.1%	10.85
Total top ten tenants	151	5,338,553	31.2%	$ 51,584,906	28.2%	$ 9.66

Lease Expirations

The following tables sets forth as of December 31, 2007 the anticipated expirations of tenant leases in our core shopping center portfolio for each year from 2008 through 2017 and thereafter:

ALL TENANTS

Year	Number of Leases	GLA (square feet)	Percent of Total GLA	Annualized Minimum Rent at Expiration	Percent of Aggregate Annualized Minimum Rent at Expiration	Average Annual Minimum Rent per Square Foot at Expiration
M-T-M	91	186,275	1.1%	$ 2,632,686	1.4%	$ 14.13
2008	591	1,395,686	8.2%	21,132,295	11.1%	15.14
2009	557	1,985,673	11.6%	24,580,784	12.9%	12.38
2010	553	2,097,306	12.3%	25,283,953	13.2%	12.06
2011	371	1,989,203	11.6%	23,618,759	12.4%	11.87
2012	313	1,748,605	10.2%	20,506,557	10.7%	11.73
2013	75	991,322	5.8%	9,981,112	5.2%	10.07
2014	45	792,319	4.6%	6,830,088	3.6%	8.62
2015	33	399,382	2.3%	4,393,324	2.3%	11.00
2016	34	910,930	5.3%	13,697,924	7.1%	15.04
2017	32	592,401	3.5%	7,270,278	3.8%	12.27
Thereafter	110	2,830,598	16.7%	31,255,786	16.3%	11.04
Sub-total/Average	2,805	15,919,700	93.2%	$ 191,183,546	100.0%	$ 12.01
Vacant	375	1,158,762	6.8%	NA	NA	NA
Total/Average	3,180	17,078,462	100.0%	$ 191,183,546	100.0%	NA

ANCHOR TENANTS > 10,000 SF

Year	Number of Leases	GLA (square feet)	Percent of Total GLA	Annualized Minimum Rent at Expiration	Percent of Aggregate Annualized Minimum Rent at Expiration	Average Annual Minimum Rent per Square Foot at Expiration
M-T-M	2	33,978	0.3%	$ 390,565	0.4%	$ 11.49
2008	13	211,324	1.9%	1,461,123	1.6%	6.91
2009	33	886,200	8.1%	6,033,373	6.7%	6.81
2010	38	1,030,540	9.5%	6,340,522	7.0%	6.15
2011	42	1,215,396	11.2%	8,802,132	9.7%	7.24
2012	32	1,093,763	10.1%	7,472,072	8.3%	6.83
2013	20	832,049	7.6%	6,752,824	7.5%	8.12
2014	16	693,616	6.4%	4,788,277	5.3%	6.90
2015	11	324,938	3.0%	2,791,511	3.1%	8.59
2016	17	847,255	7.8%	12,276,939	13.6%	14.49
2017	13	498,622	4.6%	5,325,139	5.9%	10.68
Thereafter	64	2,691,630	24.7%	27,871,799	30.9%	10.35
Sub-total/Average	301	10,359,311	95.2%	$ 90,306,276	100.0%	$ 8.72
Vacant	19	520,089	4.8%	NA	NA	NA
Total/Average	320	10,879,400	100.0%	$ 90,306,276	100.0%	NA

LOCAL TENANTS < 10,000 SF

Year	Number of Leases	GLA (square feet)	Percent of Total GLA	Annualized Minimum Rent at Expiration	Percent of Aggregate Annualized Minimum Rent at Expiration	Average Annual Minimum Rent per Square Foot at Expiration
M-T-M	89	152,297	2.5%	$ 2,242,121	2.2%	$ 14.72
2008	578	1,184,362	19.1%	19,671,172	19.5%	16.61
2009	524	1,099,473	17.7%	18,547,411	18.4%	16.87
2010	515	1,066,766	17.2%	18,943,431	18.8%	17.76
2011	329	773,807	12.5%	14,816,627	14.7%	19.15
2012	281	654,842	10.6%	13,034,485	12.9%	19.90
2013	55	159,273	2.6%	3,228,288	3.2%	20.27
2014	29	98,703	1.6%	2,041,811	2.0%	20.69
2015	22	74,444	1.2%	1,601,813	1.6%	21.52
2016	17	63,675	1.0%	1,420,985	1.4%	22.32
2017	19	93,779	1.5%	1,945,139	1.9%	20.74
Thereafter	46	138,968	2.2%	3,383,987	3.4%	24.35
Sub-total/Average	2,504	5,560,389	89.7%	$ 100,877,270	100.0%	$ 18.14
Vacant	356	638,673	10.3%	NA	NA	NA
Total/Average	**2,860**	**6,199,062**	**100.0%**	**$ 100,877,270**	**100.0%**	**NA**

We may incur substantial expenditures in connection with the re-leasing of our retail space, principally in the form of tenant improvements and leasing commissions. The amounts of these expenditures can vary significantly, depending on negotiations with tenants and the willingness of tenants to pay higher base rents over the terms of the leases. We also incur expenditures for certain recurring capital expenses.

Insurance

Our tenants are generally responsible under their leases for providing adequate insurance on the spaces they lease. We believe that our properties are covered by adequate fire, flood and property insurance, and where necessary hurricane and windstorm coverages all provided by reputable companies. However, certain of our properties are not covered by disaster insurance with respect to certain hazards (such as hurricanes) for which coverage is not available or available only at rates, which in our opinion, are not economically justifiable.

ITEM 3. LEGAL PROCEEDINGS

Neither we nor our properties are subject to any litigation which we believe will have a material adverse affect on our business, financial condition, results of operations or cash flows. Furthermore, to the best of our knowledge, except as described above with respect to environmental matters, there is no litigation threatened against us or any of our properties, other than routine litigation and administrative proceedings arising in the ordinary course of business, which collectively are not expected to have a material adverse effect on our business, financial condition, results of operations or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted for stockholder vote during the fourth quarter of 2007.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information and Dividends

Our common stock began trading on the New York Stock Exchange, or NYSE, on May 18, 1998, under the symbol "EQY." On February 15, 2008, we had 1,508 stockholders of record representing 17,191 beneficial owners. The following table sets forth for the periods indicated the high and low sales closing prices as reported by the NYSE and the distributions declared by us:

	High	Low	Distributions Declared	
First Quarter, 2007	$ 28.76	$ 25.52	$ 0.30	
Second Quarter, 2007	$ 29.30	$ 25.55	$ 0.30	
Third Quarter, 2007	$ 28.09	$ 22.77	$ 0.30	
Fourth Quarter, 2007	$ 28.68	$ 21.49	$ 0.30	
First Quarter, 2006	$ 24.90	$ 22.40	$ 0.30	
Second Quarter, 2006	$ 24.00	$ 20.48	$ 1.30	(1)
Third Quarter, 2006	$ 25.48	$ 21.15	$ 0.30	
Fourth Quarter, 2006	$ 28.14	$ 23.89	$ 0.30	

(1) Included a special dividend of $1.00 per share related to the sale of our Texas portfolio.

Dividends paid during 2007 and 2006 totaled $88.6 million and $162.7 million, inclusive of the 2006 special dividend aggregating $73.7 million, respectively. Future declarations of dividends will be made by us at the discretion of our board of directors and will depend upon our earnings, financial condition and such other factors as our board of directors deems relevant. In order to qualify for the beneficial tax treatment accorded to real estate investment trusts under the Internal Revenue Code of 1986, or the Code, we are currently required to make distributions to holders of our shares in an amount equal to at least 90% of our "real estate investment trust taxable income," as defined in Section 857 of the Code.

Performance Graph

The following graph compares the cumulative total return of our common stock with the Russell 2000 Index, the NAREIT All Equity Index and SNL Shopping Center REITs, an index of approximately 20 publicly-traded REITS that primarily own and operate shopping centers, each as provided by SNL Securities L.C., from December 31, 2002 until December 31, 2007. The SNL Shopping Center REIT index is compiled by SNL Securities L.C. and includes our common stock and securities of many of our competitors. The graph assumes that $100 was invested on December 31, 2002 in our common stock, the Russell 2000 Index, the NAREIT All Equity REIT Index and SNL Shopping Center REITs, and that all dividends were reinvested. The lines represent semi-annual index levels derived from compounded daily returns. The indices are re-weighted daily, using the market capitalization on the previous tracking day. If the semi-annual interval is not a trading day, the preceding trading day is used.

The performance graph shall not be deemed incorporated by reference by any general statement incorporating by reference this annual report into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 except to the extent we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such acts.


Equity One, Inc.
Total Return Performance
Equity One, Inc.
Russell 2000
NAREIT All Equity REIT Index
SNL REIT Retail Shopping Center Index
Index Value
300
275
250
225
200
175
150
125
100
75
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

	Period Ending					
Index	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
Equity One, Inc.	100.00	135.09	201.24	206.42	262.12	237.40
Russell 2000	100.00	147.25	174.24	182.18	215.64	212.26
NAREIT All Equity REIT Index	100.00	137.13	180.44	202.38	273.34	230.45
SNL REIT Retail Shopping Center Index	100.00	141.78	192.62	210.19	282.93	232.94

Issuer Purchases Of Equity Securities

No equity securities were purchased by us during 2007.

Equity Compensation Plan Information

Information regarding equity compensation plans is presented in Item 12 of this annual report and incorporated herein by reference.

ITEM 6. SELECTED FINANCIAL DATA

	Years Ended December 31,				
	2007	2006	2005	2004	2003
	(in thousands other than per share, percentage and ratio data)				
Statement of Operations Data: [1]					
Total rental income	$ 246,613	$ 224,777	$ 201,781	$ 178,998	$ 137,647
Property operating expenses	64,500	61,161	51,355	45,837	39,727
Property management and leasing services	963	1,861	229	82	42
Rental property depreciation and amortization	46,103	40,312	33,467	28,655	20,675
General and administrative expenses	25,846	29,757	19,734	18,708	12,694
Total operating expenses	137,412	133,091	104,785	93,282	73,138
Interest expense	(66,663)	(53,983)	(47,308)	(40,987)	(32,157)
Amortization of deferred financing fees	(1,680)	(1,485)	(1,449)	(1,329)	(896)
Other income, net	9,893	16,628	7,941	2,704	1,095
Minority interest	(112)	(206)	(188)	(576)	(756)
Impairment	(1,851)	-	-	-	-
Income from continuing operations	$ 48,788	$ 52,640	$ 55,992	$ 45,528	$ 31,795
Net income	$ 69,385	$ 176,955	$ 92,741	$ 97,804	$ 63,647
Basic earnings per share:					
Income from continuing operations	$ 0.67	$ 0.71	$ 0.76	$ 0.65	$ 0.53
Net income	$ 0.95	$ 2.40	$ 1.26	$ 1.39	$ 1.06
Diluted earnings per share:					
Income from continuing operations	$ 0.67	$ 0.71	$ 0.75	$ 0.63	$ 0.52
Net income	$ 0.95	$ 2.38	$ 1.24	$ 1.37	$ 1.05
Balance Sheet Data:					
Total rental properties, net of accumulated depreciation	$ 1,875,342	$ 1,752,018	$ 1,896,505	$ 1,873,687	$ 1,617,299
Total assets [2]	2,174,384	2,069,775	2,059,881	1,992,292	1,677,386
Mortgage notes payable	397,112	391,647	446,925	495,056	459,103
Total liabilities [2]	1,257,463	1,143,108	1,085,727	1,059,507	834,162
Minority interest	989	989	1,425	1,397	12,672
Shareholders' equity	915,932	925,678	972,729	931,388	830,552
Other Data:					
Funds from operations [3]	$ 98,409	$ 110,311	$ 124,836	$ 113,663	$ 89,870
Cash flows from:					
Operating activities	107,016	94,643	117,192	113,110	78,262
Investing activities	(104,602)	114,813	(82,371)	(244,851)	(326,160)
Financing activities	(1,101)	(209,558)	(39,841)	135,897	245,920
GLA (square feet) at end of period	17,548	18,353	19,699	19,914	19,883
Occupancy of core shopping center portfolio at end of period	93.2%	95.0%	93.0%	95.0%	90.0%
Dividends per share	$ 1.20	$ 2.20	$ 1.17	$ 1.13	$ 1.10

(1) Reclassified to reflect the reporting of discontinued operations.

(2) Amounts have been reclassified to conform to the 2007 presentation.

(3) We believe Funds from Operations ("FFO") (combined with the primary GAAP presentations) is a useful supplemental measure of our operating performance that is a recognized metric used extensively by the real estate industry and, in particular, REITs. The National Association of Real Estate Investment Trusts ("NAREIT") stated in its April 2002 White Paper on Funds from Operations, "Historical cost accounting for real estate assets

implicitly assumes that the value of real estate assets diminish predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors have considered presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves."

FFO, as defined by NAREIT, is "net income (computed in accordance with GAAP), excluding gains (or losses) from sales of depreciable real property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures". It states further that "adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis." We believe that financial analysts, investors and stockholders are better served by the clearer presentation of comparable period operating results generated from our FFO measure. Our method of calculating FFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs.

FFO is presented to assist investors in analyzing our operating performance. FFO (i) does not represent cash flow from operations as defined by GAAP, (ii) is not indicative of cash available to fund all cash flow needs, including the ability to make distributions, (iii) is not an alternative to cash flow as a measure of liquidity, and (iv) should not be considered as an alternative to net income (which is determined in accordance with GAAP) for purposes of evaluating our operating performance.

The following table illustrates the calculation of FFO for each of the five years in the period ended December 31, 2007:

	Year Ended December 31,				
	2007	2006	2005	2004	2003
	(In thousands)				
Net income	$ 69,385	$ 176,955	$ 92,741	$ 97,804	$ 63,647
Adjustments:					
Rental property depreciation and amortization, including discontinued operations	47,514	44,791	43,445	37,215	28,007
Gain on disposal of income- producing properties	(18,885)	(112,995)	(11,460)	(22,176)	(3,083)
Minority interest	112	206	110	623	803
Loss on disposal of fixed assets	283	-	-	-	-
Other Items:					
Interest on convertible partnership units	-	-	-	-	43
Pro-rata share of real estate depreciation from joint ventures	-	1,354	-	197	453
Funds from operations	**$ 98,409**	**$ 110,311**	**$ 124,836**	**$ 113,663**	**$ 89,870**

The following table reflects the reconciliation of FFO per diluted share to earnings per diluted share, the most directly comparable GAAP measure, for the periods presented:

	Year Ended December 31,				
	2007	2006	2005	2004	2003
	(In thousands)				
Earnings per diluted share*	$ 0.95	$ 2.38	$ 1.24	$ 1.37	$ 1.05
Adjustments:					
Rental property depreciation and amortization, including discontinued operations	0.65	0.60	0.58	0.52	0.45
Gain on disposal of income-producing properties	(0.26)	(1.52)	(0.15)	(0.31)	(0.05)
Loss on disposal of fixed assets	-	-	-	-	-
Other items:					
Pro-rata share of real estate depreciation from joint ventures	-	0.02	-	-	0.01
Funds from operations per diluted share	**$ 1.34**	**$ 1.48**	**$ 1.67**	**$ 1.58**	**$ 1.46**

* *Earnings per diluted share reflect the add-back of interest on convertible partnership units and the minority interest(s) in earnings of consolidated subsidiaries which are convertible to shares of our common stock.*

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following should be read in conjunction with our consolidated financial statements, including the notes thereto, appearing in "Item 8. Financial Statements and Supplementary Data" of this annual report.

Overview

We are a real estate investment trust ("REIT") that owns, manages, acquires, develops and redevelops neighborhood and community shopping centers. As of December 31, 2007, our property portfolio comprised 169 properties, including 152 shopping centers consisting of approximately 17.1 million square feet of gross leasable area ("GLA"), seven development/redevelopment properties, six non-retail properties and four parcels of land. As of December 31, 2007, our core portfolio was 93.2% leased and included national, regional and local tenants.

Our principal business objective is to maximize long-term stockholder value by generating sustainable cash flow growth and increasing the long-term value of our real estate assets.

Operating Strategies. We derive substantially all of our revenue from tenants under existing leases at our properties. Our core operating strategy is to maximize and strengthen this revenue by attracting and retaining a strong and diverse base of tenants. In 2007, this strategy resulted in:

- a 3.3% increase in same property net operating income as compared to 2006;
- an increase in the average rental rate of 14.6% to $16.02 per square foot on 370 lease renewals aggregating approximately 940,000 square feet; and
- 200 additional new leases totaling 758,122 square feet at an average rental rate of $12.64 per square foot.

In the long-term, our operating revenues are dependent on the continued occupancy of our properties, the rents that we are able to charge to our tenants and the ability of these tenants to make their rental payments. The main long-term threat to our business is our dependence on the viability of our anchor and other tenants. We believe, however, that our general operating risks are mitigated by concentrating on high-density neighborhoods in major metropolitan areas, leasing to strong tenants in the markets in which we own properties and maintaining a diverse tenant mix.

Investment Strategies. Our investment strategy is to deploy capital in projects that generate a return that exceeds our cost of capital and, at the same time, to sell assets that no longer meet our investment criteria. In 2007, this strategy resulted in:

- the sale of 14 non-core properties and six land parcels for an aggregate consideration of $77.5 million and an aggregate gain of $21.2 million;
- the acquisition of four retail properties, three outparcels and one land parcel for an aggregate consideration of $133.2 million; and
- the completion of approximately $35.1 million of development and redevelopment projects.

Capital Strategy. Our business during 2007 was financed using our revolving lines of credit, proceeds from the sale of properties, the issuance of debt and assumed mortgages. Specifically, in 2007, our capital strategy resulted in:

- the issuance of $150.0 million of 6.0% unsecured fixed-rate notes maturing in September 2017; and
- the prepayment of $11.5 million of certain mortgage notes.

At December 31, 2007, the outstanding balances on our lines of credit aggregated $37.0 million, with $238.4 million of availability under those facilities subject to covenants that may restrict our use of additional borrowings. One of these facilities with borrowing limits of $275.0 million expires in early 2009. We have the option to extend this agreement for one year or we may seek other financing arrangements in 2008. In order to fund our business in the future, we anticipate using similar financing sources. However, there can be no assurances that these sources will be available to us in the future at reasonable terms or at all. In addition, although we have enjoyed a low interest rate environment in recent years, fluctuations in interest rates over the last 18 months has had, and any future increases will have, an adverse effect on the cost of our future borrowings, including borrowings under our revolving credit facilities, which are based on variable interest rates. As interest rates rise, the interest expense we incur on these loans will increase.

2008 Outlook. We will continue to focus in 2008 on disposing of assets that no longer meet our investment criteria. These sales may negatively affect our rental revenue and earnings in the short term. In the long run, we believe that our business and the earnings generated from the remaining properties will benefit from the quality, location and demographic characteristics of that portfolio, as well as new properties developed or acquired, in part, with capital from those sales.

We continue to see a positive impact on our income as a result of the redevelopment of our shopping centers and higher rental rates on existing spaces that are experiencing tenant turnover. We anticipate that approximately $100 million of developments and redevelopment projects will be completed in the next two years. As redevelopment properties stabilize, spaces that were out of service begin generating revenue. In addition, spaces that were not out of service and that have expiring leases may generate higher revenue because we generally receive higher rent on new leases. Further, leases signed in 2006 and 2007 on spaces for which there was a previous tenant has on average been renewed at higher base rent than the prior lease.

Our business is generally dependent on the performance of the economy in the areas in which we own properties and the cost of financing available to fund our growth. Changes in the economic environment tend to have a direct effect on our tenants' businesses and, therefore, their ability to continue to pay us rent or remain in occupancy of our properties, as well as the willingness of businesses to lease locations. The markets in which we currently own properties have continued to show signs of economic and population growth during 2007, and we expect those trends to continue in 2008. However, general economic slowdowns or other macro-economic changes in these markets may adversely affect our business.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, which we refer to as GAAP, requires management to make estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and revenues and expenses. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information, external market information, when available, and when necessary, information obtained from consultations with third party experts. Actual results could differ from these estimates. A discussion of possible risks which may affect these estimates is included in "Item 1A. Risk Factors" of this annual report. We consider an accounting estimate to be critical if changes in the estimate or accrual results could have a material impact on our consolidated results of operations or financial condition.

The most significant accounting policies, which involve the use of estimates and assumptions as to future uncertainties and, therefore, may result in actual amounts that differ from estimates, are as follows:

Revenue Recognition and Accounts Receivable

Leases with tenants are classified as operating leases. Generally, our leases contain fixed escalations which occur at specified times during the term of the lease. Base rents are recognized on a straight-line basis from when the tenant controls the space through the term of the related lease, net of valuation adjustments, based on our assessment of credit, collection and other business risk. We make estimates of the collectability of our accounts receivable related to base rents, straight-line rents, expense reimbursements and other revenue or income taking into account our experience in the retail sector, available internal and external tenant credit information, payment history, industry trends, tenant credit-worthiness and remaining lease terms. In some cases, primarily relating to straight-line rents, the collection of these amounts extends beyond one year. The extended collection period for straight-line rents along with our evaluation of tenant credit risk may result in the non-recognition of a portion of straight-line rental income until the collection of such income is reasonably assured. These estimates have a direct impact on our earnings.

Real Estate Properties and Development Assets

The nature of our business as an owner, developer and operator of retail shopping centers means that we invest significant amounts of capital into our properties. Depreciation and maintenance costs relating to our properties constitute substantial costs for us as well as the industry as a whole. We capitalize real estate investments and depreciate them based on estimates of the assets' physical and economic useful lives. The cost of our real estate investments is charged to depreciation expense over the estimated life of the asset using straight-line rates for financial statement purposes. We periodically review the estimated lives of our assets and implement changes, as necessary, to these estimates and, therefore, to our depreciation rates.

Properties and real estate under development are recorded at cost. We compute depreciation using the straight-line method over the estimated useful lives of up to 40 years for buildings and improvements, the minimum lease term or economic useful life for tenant improvements, and five to seven years for furniture and equipment. Expenditures for ordinary maintenance and repairs are expensed to operations as they are incurred. Significant renovations and improvements, which improve or extend the useful life of assets, are capitalized. The useful lives of amortizable intangible assets are evaluated each reporting period with any changes in estimated useful lives being accounted for over the revised remaining useful life.

Properties also include construction in progress and land held for development. These properties are carried at cost and no depreciation is recorded. Properties undergoing significant renovations and improvements are considered under development. All direct and indirect costs related to development activities are capitalized into properties in construction in progress and land held for development on our condensed consolidated balance sheets. Costs incurred include predevelopment expenditures directly related to a specific project including, development and construction costs, interest, insurance and real estate tax expense. Indirect development costs include employee salaries and benefits, travel and other related costs that are directly associated with the development of the property. The capitalization of such expenses ceases when the property is ready for its intended use, but no later than one year from substantial completion of major construction activity. If we determine that a project is no longer probable all predevelopment project costs are immediately expensed. Similar costs related to properties not under development are expensed as incurred.

Our method of calculating capitalized interest is based upon applying our weighted average borrowing rate to that portion of actual costs incurred. We cease interest cost capitalization when the property is held available for occupancy upon substantial completion of tenant improvements, but no later than one year from the completion of major construction.

Long Lived Assets

When assets are identified as held for sale, we estimate the sales prices, net of selling costs, of such assets. Assets that will be sold together in a single transaction are aggregated in determining if the net sales proceeds of the group are expected to be less than the net book value of the assets. If, in our opinion, the net sales prices of the assets, which have been identified for sale, are expected to be less than the net book value of the assets, an impairment charge is recorded. An impairment charge may also be recorded for any asset if it is probable, in our estimation, that aggregate future cash flows (undiscounted and without interest charges) to be generated by the property are less than the carrying value of the property.

We are required to make subjective assessments as to whether there are impairments in the value of our real estate properties and other investments. The assessments have a direct impact on our net income because recording an impairment charge results in an immediate charge to expense.

Real Estate Acquisitions

Upon acquisition of operating real estate properties, we estimate the fair value of acquired tangible assets (consisting of land, building and improvements), identified intangible assets and liabilities (consisting of above- and below-market leases, in-place leases and lease origination costs), and assumed debt in accordance with SFAS No. 141, Business Combinations. Based on these estimates, we allocate the purchase price to the applicable assets and liabilities based on their estimated fair value. We evaluate the useful life of each amortizable intangible asset in each reporting period and account for any changes in such estimated useful life over the revised remaining useful life.

Securities

We have investments that consist primarily of equity securities. The equity investments are classified as available-for-sale and recorded at fair value based on current market prices. Changes in the fair value of the equity investments are included in accumulated other comprehensive income (loss) unless a decrease in fair value is deemed to be other than temporary.

Goodwill

We are required to perform annual, or more frequently in certain circumstances, impairment tests of our goodwill. The goodwill impairment test is a two-step process that requires us to make decisions in determining appropriate assumptions to use in the calculation. The first step consists of estimating the fair value of each reporting unit and comparing those estimated fair values with the carrying values, which include the allocated goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment by determining an "implied fair value" of goodwill. The determination of reporting units (each property is considered a reporting unit) implied fair value of goodwill requires us to allocate the estimated fair value of the reporting unit to its assets and liabilities. Any unallocated fair value represents the implied fair value of goodwill which is compared to its corresponding carrying value.

We cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill that totaled approximately $12.5 million at December 31, 2007. Such events include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on our tenant base, or a materially negative change in our relationships with significant tenants.

Share Based Compensation and Incentive Awards

We recognize all share-based awards to employees, including grants of stock options, in our financial statements based on fair values. Because there is no observable market for our options, management must make critical estimates in determining the fair value at the grant date. Variations in the assumptions will have a direct impact on our net income. Critical estimates in valuing the fair value at the grant date and the assumptions that marketplace participants would use in making estimates of fair value include: expected volatility, expected dividend yield, risk-free interest rate, involuntary conversion due to change in control and expected exercise history of similar grants.

In addition, we have employment agreements for three of our executive officers, the employees have the right to an additional cash bonus at the end of the initial term of those agreements, or earlier as provided in the agreements, based on the performance of our stock versus a group of our peers. In assessing the annual compensation costs related to these future payments, we are required to make critical assumptions and estimates in determining the future payment.

Our estimates of the compensation costs under SFAS No. 123(R), "Share-Based Payment" and these agreements are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. Assumptions may not always reflect unanticipated events and changes in circumstances may occur.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*," (*SFAS No. 157*), which defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of this standard is not expected to have a material effect on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities*" (*SFAS No. 159*) which allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities at fair value. The election is made on an instrument-by-instrument basis and is irrevocable. Subsequent to the adoption of SFAS No. 159, changes in fair value for the particular instruments shall be reported in earnings. Upon initial adoption, SFAS No. 159 provides entities with a one-time chance to elect the fair value option for existing eligible items. The effect of the first measurement to fair value should be reported as a cumulative-effect adjustment to the opening balance of retained earnings in the year the statement is adopted. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The adoption of this standard is not expected to have a material effect on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (R), "*Business Combinations*" (*SFAS 141(R)*). In summary, SFAS 141(R) requires the acquirer of a business combination to measure at fair value the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, with limited exceptions. The standard is effective for fiscal years beginning after December 15, 2008, and is to be applied prospectively, with no earlier adoption permitted. The adoption of this standard may have an impact on the accounting for certain costs related to our future acquisitions.

In December 2007, the FASB issued SFAS No. 160, "*Noncontrolling Interests in Consolidated Financial Statements*" (*SFAS 160*) which requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and non-controlling interest. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. The adoption of this standard is not expected to have a material effect on our consolidated financial statements.

Results of Operations

We derive substantially all of our revenues from rents received from tenants under existing leases on each of our properties. These revenues include fixed base rents, recoveries of expenses that we have incurred and that we pass through to the individual tenants and percentage rents that are based on specified percentages of tenants' revenues, in each case as provided in the particular leases.

Our primary cash expenses consist of our property operating expenses, which include real estate taxes, repairs and maintenance, management expenses, insurance, utilities and other expenses, general and administrative expenses, which include payroll, office expenses, professional fees and other administrative expenses, and interest expense, primarily on mortgage debt, unsecured senior debt and revolving credit facilities. In addition, we incur substantial non-cash charges for depreciation and amortization on our properties. We also capitalize certain expenses, such as taxes and interest related to properties under development or redevelopment until the property is ready for its intended use.

Our consolidated results of operations often are not comparable from period to period due to the impact of property acquisitions, dispositions, developments and redevelopments. The results of operations of any acquired property are included in our financial statements as of the date of its acquisition. A large portion of the change in our statement of operations line items is related to these changes in our property portfolio.

The following summarizes certain line items from our audited consolidated statements of operations which we think are important in understanding our operations and/or those items which have significantly changed in 2007 compared to 2006:

	For the year ended December 31,		
	2007	2006	% Change
	(in thousands)		
Total rental revenue	$ 246,613	$ 224,777	9.7%
Property operating expenses	64,500	61,161	5.5%
Management and leasing services expenses	963	1,861	-48.3%
Rental property depreciation and amortization	46,103	40,312	14.4%
General and administrative expenses	25,846	29,757	-13.1%
Investment income	7,329	7,487	-2.1%
Equity in income of unconsolidated joint ventures	-	1,650	-100.0%
Interest expense	66,663	53,983	23.5%
Gain on sale of real estate	2,537	6,937	-63.4%
Impairment loss	1,851	-	N/A
Income from discontinued operations	20,597	124,315	-83.4%
Net income	69,385	176,955	-60.8%

Total revenue increased by $21.8 million, or 9.7%, to $246.6 million in 2007. The increase is primarily attributable to the following:

- an increase of approximately $20.0 million associated with properties acquired in 2007 and 2006;
- an increase of approximately $2.2 million in same-property revenue due primarily to higher rental rates, tenant expense recovery income and percentage rent income;
- an increase of approximately $1.5 million related to the completion of various development/redevelopment projects, partly offset by a decrease of $300,000 for development/redevelopment projects currently under construction;
- a decrease of approximately $1.0 million associated with property management, leasing and accounting services revenue for a portfolio of Texas properties, which services were terminated in the second quarter of 2007; and

- a decrease of approximately $600,000 in non-retail property revenue.

Property operating expenses increased by $3.3 million, or 5.5%, to $64.5 million in 2007. The increase primarily consists of the following:

- an increase of approximately $5.4 million related to properties acquired in 2007 and 2006;

- an increase of $800,000 related to the completion of various development/redevelopment properties;

- a decrease of approximately $2.0 million in property operating costs partly due to lower common area maintenance expense, property management/maintenance salary, lease termination expense, hurricane expense and real estate tax expense partially offset by higher insurance and bad debt provision expense;

- a decrease of $200,000 in general operating expenses for our non-retail properties; and

- a decrease of approximately $700,000 in office-related expense primarily related to closing the operation of various property management satellite locations.

Management and leasing services expense decreased by $898,000 as a result of no longer providing property management, leasing and accounting services for the Texas properties.

Rental property depreciation and amortization increased by $5.8 million, or 14.4%, to $46.1 million for 2007 from $40.3 million in 2006. The increase in 2007 was primarily related to the following activity:

- $4.9 million related to the operations of properties acquired in 2007 and 2006;

- the completion of various development/redevelopment projects increased depreciation and amortization by $400,000, partially offset by a decrease of approximately $200,000 of depreciation expense related to projects currently in various stages of construction; and

- same property depreciation and amortization increased by $700,000 related to increased leasing and tenant improvement activity.

General and administrative expenses decreased by $3.9 million, or 13.1%, to $25.9 million for 2007 from $29.8 million in 2006. The decrease resulted primarily from:

- $1.5 million decrease in compensation and employment-related expenses paid in 2006 related to executive management changes partly offset by higher severance-related expense paid to former employees in 2007 as well as higher payroll and payroll-related expenses;

- $1.0 million decrease attributable to lower pre-acquisition costs;

- a decrease of approximately $700,000 related to lower travel and entertainment expenses;

- a decrease of approximately $400,000 related to lower income taxes;

- $400,000 decrease in fees reflecting fewer directors and fewer meetings;

- a decrease of approximately $200,000 related to lower general office expenses; and

- an increase of approximately $300,000 of professional fees mainly related to higher audit fees.

Investment income decreased by $158,000 in 2007, mostly due to a $1.6 million decrease in interest income related to lower cash balances, partially offset by an increase of $1.4 million of dividend income primarily related to our ownership of 3.8 million ordinary shares of DIM Vastgoed N.V.

During 2007, we had no transactions related to equity in income from unconsolidated joint ventures as compared to $1.7 million in 2006, which was the result of the sale of a land parcel held in a joint venture in which we had a 50% interest.

Interest expense increased by $12.7 million, or 23.5%, to $66.7 million for 2007 as compared to $54.0 million for 2006. The increase is primarily attributable to the following:

- an increase of approximately $7.8 million related to higher total unsecured senior debt outstanding;

- an increase of approximately $1.7 million related to the decrease in the amortization of the fair value debt premium related to two unsecured senior notes that were paid off in April and August 2006;

- an increase of approximately $2.6 million of interest expense related to lower capitalized interest for completed development/redevelopment projects;

- an increase of $1.5 million in mortgage interest which is primarily related to properties acquired in 2007 and 2006 partly offset by the repayment of certain mortgages; and

- a decrease of approximately $900,000 related to lower interest expense associated with our unsecured line of credit facility.

Gain on sale of real estate in 2007 includes the sale of six land parcels for proceeds of nearly $5.5 million, generating $2.5 million in net realized gains, compared to gains in the same period of 2006 of approximately $6.9 million. The 2006 gain was primarily related to $5.9 million of gain on the sale of six land outparcels in connection with the Texas JV transaction and approximately $900,000 of gain on three additional outparcels.

As of December 31, 2007, we recognized impairment losses of approximately $1.9 million related to changes in the market condition of certain properties that are still owned by us. The carrying amounts of the assets were deemed unrecoverable and were written down to the estimated fair market value.

We sold 14 income-producing properties in 2007 and had one land parcel held for sale at December 31, 2007. The $1.7 million operating results of these properties are reflected under discontinued operations as operations of income-producing properties sold or held for sale. The sales of these properties produced a gain of $18.9 million in 2007. The 2006 discontinued operations of $9.1 million reflect a reclassification of operations of properties sold or held for sale. The gain of $106.9 million in 2006 is related to the sale of the Texas properties and the sale of three other income-producing properties for approximately $8.2 million.

As a result of the foregoing, net income decreased by $107.6 million, or 60.8%, to $69.4 million for 2007 from $177.0 million in 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005.

The following summarizes items from our audited consolidated statements of operations that we think are important in understanding our operations and/or those items which significantly changed in 2006 as compared to 2005:

	For the year ended December 31,		
	2006	2005	% Change
	(in thousands)		
Total rental revenue	$ 224,777	$ 201,781	11.4%
Property operating expenses	61,161	51,355	19.1%
Management and leasing services expenses	1,861	229	712.7%
Rental property depreciation and amortization	40,312	33,467	20.5%
General and administrative expenses	29,757	19,734	50.8%
Investment income	7,487	7,941	-5.7%
Equity in income of unconsolidated joint ventures	1,650	-	N/A
Interest expense	53,983	47,308	14.1%
Gain on sale of real estate	6,937	-	N/A
Income from discontinued operations	124,315	36,749	238.3%
Net income	176,955	92,741	90.8%

Total revenue increased by $23.0 million, or 11.4%, to $224.8 million in 2006 from $201.8 million in 2005. The increase was mostly composed of the following:

- an increase of $14.9 million associated with properties acquired in 2006 and 2005;
- an increase of $7.6 million in same property revenue due to higher termination fees, expense recovery revenue and increases in rental rates;
- an increase of $1.7 million in property management and leasing services revenue as a result of providing property management and leasing services for the Texas properties; and
- a decrease of approximately $1.2 million due to various development/redevelopment projects.

Property operating expenses increased by $9.8 million, or 19.1%, to $61.2 million for 2006 from $51.4 million in 2005. The increase in 2006 is largely a result of the following activity:

- an increase of approximately $7.0 million related to properties acquired in 2006 and 2005;
- an increase of approximately $1.7 million in property operating expenses primarily due to higher repairs and maintenance expenses; and
- the completion of various development/redevelopment projects increased operating expenses by approximately $1.1 million.

Management and leasing services expense increased by $1.6 million as a result of providing property management, leasing and accounting services for the Texas properties.

Rental property depreciation and amortization increased by $6.8 million, or 20.5%, to $40.3 million for 2006 from $33.5 million in 2005. The increase is primarily attributable to the following:

- an increase of $5.6 million related to properties acquired during 2006 and 2005;

- same property depreciation and amortization increased by approximately $1.1 million related to leasing and tenant improvement amortization; and

- an increase of approximately $100,000 related to the completion of various development/redevelopment projects.

General and administrative expenses increased by $10.1 million, or 50.8%, to $29.8 million for 2006 from $19.7 million in 2005. Included in this increase were $5.8 million of employment-related expenses due to our executive management changes, write-offs of $1.0 million of abandoned pre-acquisition due diligence costs, $1.1 million related to abandoned corporate transactions that did not materialize, approximately $600,000 in higher fees paid to our non-employee members of the board of directors, approximately $600,000 of computer and related services, depreciation related to additional furniture and fixture purchases and professional services, approximately $500,000 of additional office expenses and approximately $400,000 in additional travel and entertainment expenses.

Investment income for 2006 primarily relates to an increase in interest income related to higher cash balances and $4.3 million of dividend income primarily related to our ownership of 2.8 million ordinary shares of DIM Vastgoed N.V. The 2005 investment income primarily relates to a gain of $5.2 million on the sale of common and preferred stock of Cedar Shopping Centers, Inc.

Equity in income from unconsolidated joint venture was $1.7 million for 2006. The income was related to the sale of a land parcel held in a joint venture in which we had a 50% interest.

Interest expense increased by $6.7 million, or 14.1%, to $54.0 million for 2006 from $47.3 million in 2005. The increase is mainly attributable to the following:

- an increase of $13.6 million attributable to the issuance in September 2005 of $120.0 million principal amount of 5.375% unsecured senior notes, the issuance in March 2006 of $125.0 million principal amount of 6.0% unsecured senior notes and the issuance in August 2006 of $125.0 million principal amount of 6.25% unsecured senior notes, all of which was partially offset by the decrease of $1.9 million in interest on the repayment in March 2006 of the $50.0 million principal amount of 7.77% unsecured senior notes and the prepayment in August 2006 of the $75.0 million principal amount of 7.25% unsecured senior notes;

- an increase of $843,000 in interest expense attributable to an increase in the variable interest rate on the $100.0 million notional principal swap of our unsecured notes;

- a decrease of $2.5 million of interest expense related to an increase in capitalized interest related to increased development/redevelopment activity;

- a decrease of $2.0 million of interest expense related to the repayment of certain mortgage notes; and

- a decrease of $1.3 million of interest expense attributable to a lower outstanding balance on our line of credit.

Gain on sale of real estate was $6.9 million for 2006 as a result of selling nine land parcels, of which six were related to the sale of the Texas properties, for a gross sales price of $18.5 million. There were no land sales during 2005.

During 2006, we sold four income-producing properties in individual transactions and the 29 Texas properties. At December 31, 2006, we had one property held for sale. The $9.1 million of operating results of these properties are reflected as operations of income-producing properties sold or held for sale. The sales of the properties during 2006 produced an aggregate gain of $115.2 million. The 2005 operations of income-producing properties sold or held for sale of $25.3 million reflects a reclassification of operations for properties sold during 2005 and 2006 and the one property held for sale at December 31, 2006 that qualifies as discontinued operations. We recognized gains of $11.5 million in 2005 related to the sales of properties during that year.

As a result of the foregoing, net income increased by $84.3 million, or 90.8 %, to $177.0 million for 2006 from $92.7 million in 2005.

Liquidity and Capital Resources

Due to the nature of our business and strategy, we typically generate significant amounts of cash from operations. The cash generated from operations is primarily paid to our shareholders in the form of dividends. Our status as a REIT requires that we distribute at least 90% of our REIT taxable income (including net capital gain) each year, as defined in the Code. Our short-term liquidity requirements consist primarily of obligations under our capital and operating leases, normal recurring operating expenses, regular debt service requirements (including debt service relating to additional or replacement debt, as well as scheduled debt maturities), recurring company expenditures, such as general and administrative expenses, non-recurring company expenditures (such as tenant improvements and redevelopments) and dividends to common stockholders. Historically, we have satisfied these requirements principally through cash generated from operations.

Our long-term capital requirements consist primarily of maturities under our long-term debt, development and redevelopment costs and the costs related to acquisitions. We expect to fund these through a combination of sources which we believe will be available to us, including additional and replacement secured and unsecured borrowings, issuance of additional debt or equity securities, capital from institutional partners that desire to form joint venture relationships relating to existing properties or new acquisitions, and property dispositions. Overall capital requirements in 2008 will depend upon future acquisition opportunities, the pace of our disposition program, the level of improvements and redevelopments on existing properties and the timing and cost of future development.

We anticipate the cash needed to execute our operating and investing strategies, as well as to pay our debt at maturity, will come from one or more of the following sources:

- cash provided by operations that is not distributed to stockholders,
- unsecured debt financing and/or mortgage financings,
- proceeds from the issuance of new debt or equity securities,
- proceeds of property dispositions, or
- other debt and equity alternatives, including formation of joint ventures, in a manner consistent with our intention to operate with a conservative debt structure.

It is our intention that we have access to the capital resources necessary to operate, expand and develop our business. As a result, we intend to operate with, and maintain, a conservative capital structure that will allow us to maintain strong debt service coverage and fixed-charge coverage ratios as part of our commitment to investment-grade debt ratings.

While we believe that cash generated from operations, borrowings under our unsecured revolving credit facilities and our access to other longer term capital sources will be sufficient to meet our short-term and long-term liquidity requirements, there are risks inherent in our business, including those risks described in Item 1A - "Risk Factors," that may have a material adverse effect on our cash flow, and, therefore, on our ability to meet these requirements.

As of December 31, 2007, we had approximately $54.5 million of cash held in escrow primarily related to twelve property dispositions in the fourth quarter. These funds will be used primarily for the repayment of certain debt. In addition, we had $1.3 million of cash and cash equivalents available. We have two revolving credit facilities with aggregate potential borrowing limits up to $280.0 million, which we can utilize initially to finance the acquisition of properties and meet other short-term working capital requirements. One of these facilities with borrowing limits of $275.0 million expires in early 2009. We have the option to extend this agreement for one year or we may seek alternative financing arrangement in 2008. As of December 31, 2007, we had $238.4 million available that can be drawn under our revolving credit facilities. Subsequent to year-end, we have also repaid $37.0 million of outstanding balances under our lines of credit with proceeds from our 2007 dispositions.

Summary of Cash Flows. The following summary discussion of our cash flows is based on the consolidated statements of cash flows and is not meant to be an all-inclusive discussion of the changes in our cash flows for the periods presented below:

	For the year ended December 31,		
	2007	2006	Increase (Decrease)
	(in thousands)		
Cash provided by operating activities	$ 107,016	$ 94,643	$ 12,373
Cash provided by (used in) investing activities	(104,602)	114,813	(219,415)
Cash used in financing activities	(1,101)	(209,558)	208,457
Cash and cash equivalents, end of year	1,313	-	1,313

Net cash from operating activities consists primarily of cash flow generated from our rental properties (rental and other revenue less property operating expenses), plus dividends and interest income received from investments, less general and administrative expenses and less interest expense. In 2007, our net cash from operating activities increased by $12.4 million, or 13.1%, compared to 2006 primarily due to the acquisition and development of additional shopping centers and a decrease in general and administrative expenses.

Net cash from investing activities consists primarily of proceeds from dispositions of properties, repayment of notes receivables, and sales of securities, less cash paid for acquisitions, development, redevelopment, capitalized expenditures, and leasing costs, and less cash held in escrow. In 2007, our net cash from investing activities decreased by $219.4 million compared to 2006 primarily because we sold fewer rental properties in 2007, partly offset by lower additions to and purchases of rental property and lower additions to construction in progress.

Net cash from financing activities consists primarily of proceeds from financings and issuance of common stock, less repayment of debt and dividends paid to stockholders. In 2007, our cash from financing activities increased by $208.5 million compared to 2006 primarily because we paid a special dividend to stockholders, repurchased common stock, and repaid senior debt in 2006.

Contractual Commitments. The following tables set forth certain information regarding future contractual obligations, excluding interest, as of December 31, 2007:

	Payments due by period				
Contractual Obligations	Total	Less than 1 year	1-3 years (In thousands)	3-5 years	More than 5 years
Mortgage notes payable:					
Scheduled amortization	$ 98,601	$ 10,986	$ 29,874	$ 20,638	$ 37,103
Balloon payments	298,511	23,104	183,435	79,211	12,761
Total mortgage obligations	397,112	34,090	213,309	99,849	49,864
Unsecured revolving credit facilities	37,000	-	37,000	-	-
Unsecured senior notes[1]	745,000	-	200,000	25,000	520,000
Capital leases	-	-	-	-	-
Operating leases	547,253	202,670	180,392	90,524	73,667
Construction commitments	8,108	6,908	1,200	-	-
Total contractual obligations	$ 1,734,473	$ 243,668	$ 631,901	$ 215,373	$ 643,531

(1) $100 million of the outstanding balance has been swapped to a floating interest rate based on the six-month LIBOR in arrears, plus 0.4375%. The contractual obligations for the unsecured senior notes do not reflect this interest rate swap.

The following table sets forth certain information regarding future interest obligations on outstanding debt as of December 31, 2007:

	Payments due by period				
	Total	Less than 1 year	1-3 years (In thousands)	3-5 years	More than 5 years
Mortgage notes	$ 127,212	$ 28,187	$ 47,317	$ 23,911	$ 27,797
Unsecured senior notes[2]	293,415	41,632	68,366	63,648	119,769
Unsecured revolving credit facilities[3]	1,936	1,850	86	-	-
Total interest obligations	$ 422,563	$ 71,669	$ 115,769	$ 87,559	$ 147,566

(2) $100 million of the outstanding principal balance has been swapped to a floating interest rate based on the six-month LIBOR in arrears, plus 0.4375%. The interest obligations for the unsecured senior notes presented above assume that the rate that was in effect at December 31, 2007 remains the same for this interest rate swap.

(3) Interest on the unsecured revolving credit facility is variable; these amounts assume that the weighted average interest rate remains the same as the rate at December 31, 2007.

Indebtedness. The following table sets forth certain information regarding our indebtedness as of December 31, 2007:

Property	Balance at December 31, 2007 (in thousands)	Rate [1]	Maturity date	Balance Due at Maturity (in thousands)
Mortgage debt				
Pine Island/Ridge Plaza	$ 23,336	6.910%	07/01/08	$ 23,104
North Port Shopping Center	3,667	6.650%	02/08/09	3,526
Prosperity Centre	4,728	7.875%	03/01/09	4,137
Shoppes at Ibis	5,077	6.730%	09/01/09	4,680
Tamarac Town Square	5,816	9.190%	10/01/09	5,583
Park Promenade	6,019	8.100%	02/01/10	5,833
Jonathan's Landing	2,752	8.050%	05/01/10	2,639
Bluff's Square	9,706	8.740%	06/01/10	9,401
Kirkman Shoppes	9,166	8.740%	06/01/10	8,878
Ross Plaza	6,393	8.740%	06/01/10	6,192
Shoppes of Andros Isle	6,259	7.900%	06/10/10	5,800
Boynton Plaza	7,167	8.030%	07/01/10	6,902
Pointe Royale	3,409	7.950%	07/15/10	2,502
Shops at Skylake	12,996	7.650%	08/01/10	11,644
Parkwest Crossing	4,527	8.100%	09/01/10	4,352
Spalding Village	9,146	8.190%	09/01/10	7,932
Charlotte Square	3,317	9.190%	02/01/11	2,992
Forest Village	4,273	7.270%	04/01/11	4,044
Boca Village	7,900	7.200%	05/01/11	7,466
MacLand Pointe	5,581	7.250%	05/01/11	5,268
Pine Ridge Square	6,988	7.020%	05/01/11	6,580
Sawgrass Promenade	7,900	7.200%	05/01/11	7,466
Presidential Markets	26,225	7.650%	06/01/11	24,863
Lake Mary Centre	23,406	7.250%	11/01/11	21,973
Lake St. Charles	3,691	7.130%	11/01/11	3,461
Belfair Towne Village	10,509	7.320%	12/01/11	9,322
Marco Town Center	8,046	6.700%	01/01/12	7,150
Riverside Square	7,209	9.190%	03/01/12	6,458
Cashmere Corners	4,793	5.880%	11/01/12	4,084
Eastwood	5,711	5.880%	11/01/12	4,866
Meadows Shopping Center	6,001	5.870%	11/01/12	5,113
Sparkleberry Square (Kohl's) [2]	6,242	6.170%	11/30/12	5,374
Lutz Lake Crossing	7,500	6.280%	12/01/12	7,012
Midpoint Center	6,552	5.770%	07/10/13	5,458
Buckhead Station	27,355	6.880%	09/01/13	23,584
Alafaya Village	4,032	5.990%	11/11/13	3,603
Summerlin Square	2,672	6.750%	02/01/14	-
South Point	8,014	5.720%	07/10/14	6,509
Bird Ludlum	7,565	7.680%	02/15/15	-
Treasure Coast Plaza	3,575	8.000%	04/01/15	-
Shoppes of Silverlakes I	2,085	7.750%	07/01/15	-
Grassland Crossing	5,274	7.870%	12/01/16	2,601
Mableton Crossing	3,736	6.850%	08/15/18	1,869

Property	Balance at December 31, 2007 (in thousands)	Rate [1]	Maturity date	Balance Due at Maturity (in thousands)
Mortgage debt				
Sparkleberry Square (Kroger) [2]	$ 6,954	6.750%	06/30/20	$ -
BridgeMill	8,829	7.940%	05/05/21	3,761
Westport Plaza	4,573	7.490%	08/24/23	1,221
Chastain Square	3,491	6.500%	02/28/24	-
Daniel Village	3,816	6.500%	02/28/24	-
Douglas Commons	4,546	6.500%	02/28/24	-
Fairview Oaks	4,303	6.500%	02/28/24	-
Madison Centre	3,491	6.500%	02/28/24	-
Paulding Commons	5,926	6.500%	02/28/24	-
Siegen Village	3,855	6.500%	02/28/24	-
Wesley Chapel Crossing	3,044	6.500%	02/28/24	-
Webster Plaza	7,968	8.070%	08/15/24	2,746
Total mortgage debt (55 loans outstanding)	**$ 397,112**	**7.420%** (wtd-avg interest rate)	**4.5** (wtd-avg maturity)	**$ 297,948**

[1] The rate in effect on December 31, 2007.

[2] Sparkleberry Square is encumbered by two separate mortgages.

The weighted average interest rate of the mortgage notes payable at December 31, 2007 and 2006 was 7.42% and 7.26%, respectively, excluding the effects of the premium adjustment.

Each of the existing mortgage loans is secured by a mortgage on one or more of our properties. Certain of the mortgage loans involving an aggregate principal balance of approximately $74.9 million contain prohibitions on transfers of ownership which may have been violated by our previous issuances of common stock or in connection with past acquisitions and may be violated by transactions involving our capital stock in the future. If a violation were established, it could serve as a basis for a lender to accelerate amounts due under the affected mortgage. To date, no lender has notified us that it intends to accelerate its mortgage. In the event that the mortgage holders declare defaults under the mortgage documents, we will, if required, prepay the remaining mortgage from existing resources, refinancing of such mortgages, borrowings under our other lines of credit or other sources of financing. Based on discussions with various lenders, current credit market conditions and other factors, we believe that the mortgages will not be accelerated. Accordingly, we believe that the violations of these prohibitions will not have a material adverse impact on our results of operations or financial condition.

Our outstanding unsecured senior notes at December 31, 2007 and December 31, 2006 consist of the following:

Unsecured senior notes payable	Balance at December 31, 2007 (in thousands)	Rate [1]	Maturity date	Balance Due at Maturity (in thousands)
3.875% senior notes [2]	$ 200,000	3.875%	04/15/09	$ 200,000
Fair value of $100MM fixed-to-floating interest rate swap	*(315)*	*6-month Libor + 0.4375%*	*04/15/09*	*(315)*
7.84% senior notes	25,000	7.840%	01/23/12	25,000
5.375% senior notes	120,000	5.375%	10/15/15	120,000
6.00% senior notes	125,000	6.000%	09/15/16	125,000
6.25% senior notes	125,000	6.250%	01/15/17	125,000
6.00% senior notes	150,000	6.000%	09/15/17	150,000
Total unsecured senior notes payable	**$ 744,685**	**5.674%**	**7.55**	**$ 744,685**
		(wtd-avg interest rate)	**(wtd-avg maturity)**	

[1] The rate in effect on December 31, 2007.

[2] $100.0 million of the outstanding balance has been swapped to a floating interest rate based on the six-month LIBOR in arrears, plus 0.4375%. The indicated rate and weighted average rate for the unsecured senior notes do not reflect this interest rate swap.

The weighted average interest rate of the unsecured senior notes at December 31, 2007 and December 31, 2006 was 5.67% and 5.58%, respectively, excluding the effects of the interest rate swap and net premium adjustment. In April 2007, we completed a private placement of $150.0 million senior unsecured notes that mature on September 15, 2017. Interest is due semi-annually on March 15 and September 15 of each year, with the first payment paid on September 15, 2007. The notes were issued at a discount of $151,500 that is being amortized as interest expense over the life of the notes. On December 5, 2007, we completed an exchange offer of registered notes for the private placement notes.

The indentures under which our unsecured senior notes were issued have several covenants which limit our ability to incur debt, require us to maintain an unencumbered assets ratio above a specified level and limit our ability to consolidate, sell, lease, or convey substantially all of our assets to, or merge with any other entity. These notes have also been guaranteed by most of our subsidiaries.

On March 24, 2004, we swapped $100.0 million of the $200.0 million 3.875% senior notes to a floating interest rate based on six-month LIBOR in arrears plus 0.4375%. The swap matures April 15, 2009, concurrently with the maturity of the 3.875% senior notes.

The following table provides a summary of our unsecured revolving lines of credit balances at December 31, 2007:

Revolving credit facilities	Balance at December 31, 2007 (in thousands)	Rate [1]	Maturity date	Balance Due at Maturity (in thousands)
$275MM Wells Fargo Unsecured	$ 37,000	5.000%	01/17/09	$ 37,000
$5MM City National Bank Unsecured	-	LIBOR + 1.0%	05/11/07	-
Total revolving credit facilities	**$ 37,000**			**$ 37,000**

[1] The rate in effect on December 31, 2007.

In January 2006, we amended and restated our unsecured revolving credit facility with a syndicate of banks for which Wells Fargo Bank, National Association is the sole lead arranger and administrative agent. This facility has a maximum principal amount of $275.0 million and bears interest at our option at (i) LIBOR plus 0.45% to 1.15%, depending on the credit ratings of our senior unsecured long term notes, or (ii) the Federal Funds Rate plus 0.5%. The facility is guaranteed by most of our subsidiaries. Based on our current rating, the LIBOR spread is 0.80%. The facility also includes a competitive bid option which allows us to conduct auctions among the participating banks for borrowings in an amount not to exceed $137.5 million, a $35.0 million swing line facility for short-term borrowings and a $20.0 million letter of credit commitment and may, at our request, be increased up to a total commitment of $400.0 million. The facility expires January 17, 2009 with a one-year extension option. In addition, the facility contains customary covenants, including financial covenants regarding debt levels, total liabilities, interest coverage, EBITDA coverage ratios, unencumbered properties and permitted investments which may limit the amount available under the facility. If a default under the facility exists, our ability to pay dividends would be limited to the amount necessary to maintain the Company's status as a REIT unless the default is a payment default or bankruptcy event in which case we would be prohibited from paying any dividends. The interest rate in effect at December 31, 2007 and December 31, 2006 was 5.00% and 5.65%, respectively. The facility also provided collateral for $3.2 million in outstanding letters of credit.

We also have a $5.0 million unsecured credit facility with City National Bank of Florida, of which there was no outstanding balance as of December 31, 2007 and December 31, 2006. This facility also provides collateral for $1.4 million in outstanding letters of credit. In addition, we also have a $55,000 outstanding letter of credit with Bank of America.

As of December 31, 2007, the aggregated availability under the both credit facilities was approximately $238.4 million, net of outstanding balances and letters of credit.

We may not have sufficient funds on hand to repay balloon amounts on our indebtedness at maturity. Therefore, we expect to refinance this indebtedness either through additional mortgage financings secured by individual properties or groups of properties, by unsecured private or public debt offerings or by additional equity offerings. Our results of operations could be affected if the cost of new debt is greater or lesser than the cost of the maturing debt. If new financing is not available, we could be required to sell assets and our business would be adversely affected.

Equity. For the year ended December 31, 2007, we issued 412,375 shares of our common stock pursuant to the exercise of stock options at prices ranging from $10.00 to $27.28 per share. No shares were purchased from the Dividend Reinvestment and Stock Purchase Plan which was suspended in March 2006, with approximately 5.4 million shares still available for sale.

Future Capital Requirements. We believe, based on currently proposed plans and assumptions relating to our operations, that our existing financial arrangements, together with cash generated from our operations, will be sufficient to satisfy our cash requirements for a period of at least twelve months. In the event that our plans change, our assumptions change or prove to be inaccurate or cash flows from operations or amounts available under existing financing arrangements prove to be insufficient to fund our expansion and development efforts or to the extent we discover suitable acquisition targets the purchase price of which exceeds our existing liquidity, we would be required to seek additional sources of financing. There can be no assurance that any additional financing will be available on acceptable terms or at all, and any future equity financing could be dilutive to existing stockholders. If adequate funds are not available, our business operations could be materially adversely affected.

Distributions. We believe that we currently qualify, and intend to continue to qualify in the future, as a REIT under the Internal Revenue Code. As a REIT, we are allowed to reduce taxable income by all or a portion of our distributions to stockholders. As distributions have exceeded taxable income, no provision for federal income taxes has been made. While we intend to continue to pay dividends to our stockholders, we also will reserve such amounts of cash flow as we consider necessary for the proper maintenance and improvement of our real estate and other corporate purposes while still maintaining our qualification as a REIT. Our cash distributions for the year ended December 31, 2007 were $88.6 million.

Off-Balance-Sheet Arrangements

From time to time, we may have off-balance-sheet joint ventures and other unconsolidated arrangements with varying structures. As of December 31, 2007 we had no unconsolidated joint ventures.

We consolidate entities in which we own less than a 100% equity interest if we have a controlling interest or are the primary beneficiary in a variable-interest entity, as defined in Financial Interpretation No. 46, *Consolidation of Variable Interest Entities.*

Letters of Credit. As of December 31, 2007, we have pledged letters of credit for $4.7 million as additional security for certain property matters. The letters of credit are secured by our revolving credit facilities.

Construction Commitments. We have outstanding obligations as of December 31, 2007 to fund $8.1 million of construction commitments, based on current plans and estimates, in order to complete current development and redevelopment projects. These obligations, comprised principally of construction contracts, are generally due as the work is performed and are expected to be financed by our available credit facilities.

Operating Lease Obligations. Certain of our properties are subject to a ground lease, which are accounted for as operating leases and have annual obligations of approximately $100,000.

Non-Recourse Debt Guarantees. Under certain of our and joint venture non-recourse mortgage loans, we could, under certain circumstances, be responsible for portions of the mortgage indebtedness in connection with certain customary non-recourse carve-out provisions, such as environmental conditions, misuse of funds and material misrepresentations. In management's judgment, it would be extremely unlikely for us to incur any material liability under these guarantees that will have a material adverse effect on our financial condition, results of operations, or cash flow.

Environmental Matters

We are subject to numerous environmental laws and regulations. The operation of dry cleaning facilities or gas stations at our shopping centers is the principal environmental concern. We require that the tenants who operate these facilities do so in material compliance with current laws and regulations and we have established procedures to monitor their operations. Additionally, we use all legal means to cause tenants to remove dry cleaning plants from our shopping centers. Where available, we have applied and been accepted into state sponsored environmental programs. Several properties in our portfolio will require or are currently undergoing varying levels of environmental remediation. However, we have environmental insurance policies covering most of our properties.

We believe that the ultimate disposition of currently known environmental matters will not have a material effect on our financial position, liquidity or operations.

Inflation and Recession Considerations

Most of our leases contain provisions designed to partially mitigate the adverse impact of inflation. Most of our leases require the tenant to pay its share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing our exposure to increases in costs and operating expenses resulting from inflation. A small number of our leases also include clauses enabling us to receive percentage rents based on a tenant's gross sales above predetermined levels, which sales generally increase as prices rise, or escalation clauses which are typically related to increases in the Consumer Price Index or similar inflation indices.

Our financial results are affected by general economic conditions in the markets in which our properties are located. An economic recession, or other adverse changes in general or local economic conditions, could result in the inability of some of our existing tenants to meet their lease obligations and could otherwise adversely affect our ability to attract or retain tenants.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Interest Rate Risk. The primary market risk to which we have exposure is interest rate risk. Changes in interest rates can affect our net income and cash flows. As changes in market conditions occur and interest rates increase or decrease, interest expense on the variable component of our debt will move in the same direction. We intend to utilize variable rate indebtedness available under our unsecured revolving credit facilities in order to initially fund future acquisitions, development costs and other operating needs. With respect to our fixed rate mortgage notes and senior unsecured notes, changes in interest rates generally do not affect our interest expense as these notes are at fixed rates for extended terms. Because we have the intent to hold our existing fixed-rate debt either to maturity or until the sale of the associated property, these fixed-rate notes pose an interest rate risk to our results of operations and our working capital position only upon the refinancing of that indebtedness. Our possible risk is from increases in long-term interest rates that may occur as this may increase our cost of refinancing maturing fixed-rate debt. In addition, we may incur prepayment penalties or defeasance costs when prepaying or defeasing fixed-rate debt.

As of December 31, 2007, we had approximately $137.0 million of outstanding floating rate debt, including $100.0 million of fixed rate borrowings that we have converted to floating rate borrowings through the use of hedging agreements. We do not believe that the interest rate risk represented by our floating rate debt is material as of December 31, 2007, in relation to our $1.3 billion of outstanding debt, $2.2 billion of total assets and $1.7 billion total equity market capitalization as of that date.

If interest rates on our variable rate debt increase by 1%, the increase in annual interest expense on our variable rate debt would decrease future earnings and cash flows by approximately $1.4 million. If interest rates on our variable rate debt decrease by 1%, the decrease in interest expense on our variable rate debt would increase future earnings and cash flows by approximately $1.4 million. This assumes that the amount outstanding under our variable rate debt remains at approximately $137.0 million (including the $100.0 million of fixed rate debt converted to floating rate debt through the use of hedging agreements), the balance as of December 31, 2007.

The fair value of our fixed-rate debt is $1.031 billion, which includes the mortgage notes and fixed-rate portion of the senior unsecured notes payable (excluding the unamortized premium and the $100.0 million of fixed-rate debt converted to floating-rate debt through maturity). If interest rates increase by 1%, the fair value of our total fixed-rate debt would decrease by approximately $49.0 million. If interest rates decrease by 1%, the fair value of our total outstanding debt would increase by approximately $52.6 million. This assumes that our total outstanding fixed-rate debt remains at $1.042 billion, the balance as of December 31, 2007.

Hedging. To manage, or hedge, our exposure to interest rate risk, we follow established risk management policies and procedures, including the use of a variety of derivative financial instruments. We do not enter into derivative instruments for speculative purposes. We require that the hedges or derivative financial instruments be effective in managing the interest rate risk exposure that they are designated to hedge. This effectiveness is essential to qualify for hedge accounting. Hedges that meet these hedging criteria are formally designated as such at the inception of the contract. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, resulting in some ineffectiveness, the change in the fair value of the derivative instrument will be included in earnings. Additionally, any derivative instrument used for risk management that becomes ineffective is marked-to-market each period and would be charged to operations.

We are exposed to credit risk, in the event of non-performance by the counter-parties to the hedge agreements. We believe that we mitigate our credit risk by entering into these agreements with major financial institutions. Net interest differentials to be paid or received under a swap contract and/or collar agreement are included in interest expense as incurred or earned.

In 2006, we entered into an aggregate notional amount of $85.0 million of treasury locks. The treasury locks were executed to hedge the benchmark interest rate associated with forecasted interest payments relating to an anticipated issuance of fixed-rate borrowings. The treasury locks were terminated in connection with the issuance of $150.0 million of unsecured senior notes in April 2007. The realized loss on these hedging relationships has been deferred in other comprehensive income and will be reclassified against earnings over the term of the debt as an adjustment to interest.

During 2004, concurrent with the issuance of $200 million unsecured senior notes, we entered into a $100.0 million notional principal variable rate interest swap with an estimated fair value of $315,000 as of December 31, 2007. This swap converted fixed rate debt to variable rate based on the six-month LIBOR in arrears plus 0.4375%, and matures April 15, 2009.

The estimated fair value of our derivative financial instruments has been determined using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize in a current market exchange. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair value.

Other Market Risks

As of December 31, 2007, we had no material exposure to any other market risks (including foreign currency exchange risk, commodity price risk or equity price risk).

In making this determination and for purposes of the Securities and Exchange Commission's market risk disclosure requirements, we have estimated the fair value of our financial instruments at December 31, 2007 based on pertinent information available to management as of that date. Although management is not aware of any factors that would significantly affect the estimated fair value amounts as of December 31, 2007, future estimates of fair value and the amounts which may be paid or realized in the future may differ significantly from amounts presented.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data required by Regulation S-X are included in this Form 10-K commencing on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of December 31, 2007, the end of the period covered by this report. Based on this evaluation, our principal executive officer and principal financial officer concluded as of the December 31, 2007 that our disclosure controls and procedures were effective at the reasonable assurance level such that the information relating to us and our consolidated subsidiaries, required to be disclosed in our Securities and Exchange Commission (SEC) reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management Report on Internal Control over Financial Reporting

The report of our management regarding internal control over financial reporting is set forth on page F-1 of Item 8 of this Annual Report on Form 10-K under the caption "Management Report on Internal Control over Financial Reporting" and incorporated herein by reference.

Attestation Report of Independent Registered Public Accounting Firm

The report of our independent registered public accounting firm regarding our internal control over financial reporting is set forth in page F-2 of Item 8 of this Annual Report on Form 10-K under the caption "Report of Independent Registered Public Accounting Firm" and incorporated herein by reference.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Incorporated by reference from our definitive proxy statement to be filed within 120 days after the end of our fiscal year covered by this Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated by reference from our definitive proxy statement to be filed within 120 days after the end of our fiscal year covered by this Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATD STOCKHOLDER MATTERS

Equity Compensation Plan Information

The following table sets forth information regarding securities authorized for issuance under equity compensation plans as of December 31, 2007

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders[1]	1,959,943	$23.69	3,669,716
Equity compensation plans not approved by security holders[1]	364,660	$24.70	-
Total	2,324,603	$23.85	3,669,716

[1] Includes information related to our 1995 Stock Option Plan, 2000 Executive Incentive Compensation Plan, 1989 IRT Stock Option Plan and 1998 IRT Long-Term Incentive Plan.

The other information required by this item is incorporated by reference from our definitive proxy statement to be filed within 120 days after the end of our fiscal year covered by this Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Incorporated by reference from our definitive proxy statement to be filed within 120 days after the end our fiscal year covered by this Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated by reference from our definitive proxy statement to be filed within 120 days after the end our fiscal year covered by this Form 10-K.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following consolidated financial information is included as a separate section of this Form 10-K:

1. Financial Statements:

2. Financial statement schedules required to be filed

Schedules I and V are not required to be filed.

(b) Exhibits: The following exhibits are filed as part of, or incorporated by reference into, this annual report.

EXHIBIT NO.	DESCRIPTION
3.1	Composite Charter of the Company (Exhibit 3.1) (1)
3.2	Amended and Restated Bylaws of the Company (Exhibit 3.2) (2)
4.1	Indenture dated November 9, 1995 between the Company, as successor-by-merger to IRT Property Company, and SunTrust Bank, as Trustee (Exhibit 4(c)) (3)
4.2	Supplemental Indenture No. 1, dated March 26, 1996, between the Company, as successor-by-merger to IRT Property Company, and SunTrust Bank, as Trustee (Exhibit 4) (4)
4.3	Supplemental Indenture No. 2, dated August 15, 1997, between the Company, as successor-by-merger to IRT Property Company, and SunTrust Bank, as Trustee (Exhibit 4) (5)
4.4	Supplemental Indenture No. 3, dated September 9, 1998, between the Company, as successor-by-merger to IRT Property Company, and SunTrust Bank, as Trustee (Exhibit 4.1) (6)
4.5	Supplemental Indenture No. 4, dated November 1, 1999, between the Company, as successor-by-merger to IRT Property Company, and SunTrust Bank, as Trustee (Exhibit 4.1) (7)
4.6	Supplemental Indenture No. 5, dated February 12, 2003, between the Company and SunTrust Bank, as Trustee (Exhibit 4.1) (8)
4.7	Supplemental Indenture No. 6, dated April 23, 2004, between the Company and SunTrust Bank, as Trustee (Exhibit 4.2) (9)
4.8	Supplemental Indenture No. 7, dated May 20, 2005, between the Company and SunTrust Bank, as Trustee (Exhibit 4.1) (10)
4.9	Indenture, dated September 9, 1998, between the Company, as successor-by-merger to IRT

EXHIBIT NO.	DESCRIPTION
	Property Company, and SunTrust Bank, as Trustee (Exhibit 4.2) (6)
4.10	Supplemental Indenture No. 1, dated September 9, 1998, between the Company, as successor-by-merger to IRT Property Company, and SunTrust Bank, as Trustee (Exhibit 4.3) (6)
4.11	Supplemental Indenture No. 2, dated November 1, 1999, between the Company, as successor-by-merger to IRT Property Company, and SunTrust Bank, as Trustee (Exhibit 4.5) (7)
4.12	Supplemental Indenture No. 3, dated February 12, 2003, between the Company and SunTrust Bank, as Trustee (Exhibit 4.2) (8)
4.13	Supplemental Indenture No. 4, dated March 26, 2004, between the Company and SunTrust Bank, as Trustee (Exhibit 4.1) (11)
4.14	Supplemental Indenture No. 5, dated April 23, 2004, between the Company and SunTrust Bank, as Trustee (Exhibit 4.1) (9)
4.15	Supplemental Indenture No. 6 dated May 20, 2005, between the Company and SunTrust Bank, as Trustee (Exhibit 4.2)(10)
4.16	Supplemental Indenture No. 7 dated September 20, 2005, between the Company and SunTrust Bank, as Trustee (Exhibit 4.1)(12)
4.17	Supplemental Indenture No. 8 dated December 30, 2005, between the Company and SunTrust Bank, as Trustee (Exhibit 4.1)(13)
4.18	Supplemental Indenture No. 9 dated March 10, 2006 between the Company and SunTrust Bank, as Trustee (Exhibit 4.1) (14)
4.19	Supplemental Indenture No. 10 dated August 18, 2006 between the Company and SunTrust Bank, as Trustee (Exhibit 4.1) (15)
4.20	Supplemental Indenture No. 11 dated April 18, 2007, between the Company and U.S. Bank National Association, as Trustee (Exhibit 4.1) (27)
10.1	Form of Indemnification Agreement (Exhibit 10.1)(16)
10.2	1995 Stock Option Plan, as amended (17)*
10.3	Amended and Restated 2000 Executive Incentive Plan (Annex A) (32)*
10.4	Form of Stock Option Agreement for stock options awarded under the Amended and Restated 2000 Executive Incentive Plan (Exhibit 10.3) (19)*
10.5	Form of Restricted Stock Agreement for restricted stock awarded under the Amended and Restated 2000 Executive Incentive Plan (Exhibit 10.4) (19)*
10.6	IRT 1989 Stock Option Plan, assumed by the Company (20)*
10.7	IRT 1998 Long-Term Incentive Plan, assumed by the Company (21)*
10.8	2004 Employee Stock Purchase Plan (Annex B) (18)*
10.9	Registration Rights Agreement, dated as of January 1, 1996 by and among the Company, Chaim Katzman, Gazit Holdings, Inc., Dan Overseas Ltd., Globe Reit Investments, Ltd., Eli Makavy, Doron Valero and David Wulkan, as amended. (Exhibit 10.6, Amendment No. 3) (22)
10.10	Stock Exchange Agreement dated May 18, 2001 among the Company, First Capital Realty Inc. and First Capital America Holding Corp (23)
10.11	Use Agreement, regarding use of facilities, by and between Gazit (1995), Inc. and the Company, dated January 1, 1996. (Exhibit 10.15, Amendment No. 1) (22)
10.12	Subscription Agreement, dated October 4, 2000, made by Alony Hetz Properties & Investments, Ltd. (Exhibit 10.13) (24)
10.13	Stockholders Agreement, dated October 4, 2000, among the Company, Alony Hetz Properties & Investments, Ltd., Gazit-Globe (1982), Ltd., M.G.N. (USA), Inc. and Gazit (1995), Inc. (Exhibit 10.14) (24)
10.14	First Amendment to Stockholders Agreement, dated December 19, 2001, among the Company Alony Hetz Properties & Investments, Ltd., Gazit-Globe (1982), Ltd., M.G.N. (USA), Inc. and Gazit (1995), Inc. (Exhibit 10.15) (24)
10.15	Second Amendment to Stockholders Agreement, dated October 28, 2002, among the Company Alony Hetz Properties & Investments, Ltd., Gazit-Globe (1982), Ltd., M.G.N. (USA), Inc. and Gazit (1995), Inc. (25)
10.16	Third Amendment to Stockholders Agreement, dated May 23, 2003, among the Company Alony Hetz Properties & Investments, Ltd., Gazit-Globe (1982), Ltd., M.G.N. (USA), Inc. and Gazit (1995), Inc. (9)
10.17	Chairman Compensation Agreement effective as of January 1, 2007 between the Company and Chaim Katzman (Exhibit 10.1) (26)*
10.18	First Amended and Restated Employment Agreement effective as of September 15, 2006 between the Company and Jeffrey S. Olson (Exhibit 10.2) (26)*

EXHIBIT NO.	DESCRIPTION
10.19	Employment Agreement effective as of November 15, 2006 between the Company and Gregory R. Andrews (Exhibit 10.3) (26)*
10.20	Employment Agreement, effective as of November 6, 2006 between the Company and Jeffrey S. Stauffer (Exhibit 10.4) (26)*
10.21	Fourth Amendment to Stockholders Agreement, dated June 23, 2004, among the Company, Alony-Hetz Properties & Investments, Ltd., Gazit-Globe, Ltd., MGN (USA), Inc. and Gazit (1995), Inc.
10.22	Registration Rights Agreement, dated October 28, 2002, between the Company and certain Purchasers (Exhibit 99.3) (28)
10.23	Amended and Restated Credit Agreement, dated as of January 17, 2006, among the Company, each of the financial institutions initially a signatory thereto, Wachovia Bank National Association and SunTrust Bank, as Co-Syndication Agents, PNC Bank National Association and JP Morgan Chase Bank, N.A., as Co-Documentation Agents, Bank of America, N.A., Harris Nesbitt (Bank Of Montreal) and Branch Banking and Trust Company, as Managing Agents, and Wells Fargo Bank, National Association as Administrative Agent and as Sole Lead Arranger. (Exhibit 10.1)(29)
10.24	Clarification Agreement and Protocol, dated as of January 1, 2004, among the Company and Gazit-Globe (1982), Ltd. (Exhibit 10.2) (30)
10.25	Equity One, Inc. Non-Qualified Deferred Compensation Plan. (Exhibit 10.1) (31)*
10.26	Consulting Agreement effective as of January 1, 2007 between the Company and Doron Valero (Exhibit 10.6) (26)
12.1	Ratios of Earnings to Fixed Charges
21.1	List of Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002

*Identifies employee agreements, management contracts, compensatory plans or other arrangements.

---

(1) Previously filed as an exhibit to our Quarterly Report on Form 10-Q for the period ended June 30, 2002, and incorporated by reference herein.

(2) Previously filed as an exhibit to our Annual Report on Form 10-K for the period ended December 31, 2003, and incorporated by reference herein.

(3) Previously filed by IRT Property Company as an exhibit to IRT's Annual Report on Form 10-K for the period ending December 31, 1995, and incorporated by reference herein.

(4) Previously filed by IRT Property Company as an exhibit to IRT's Current Report on Form 8-K filed on March 26, 1996, and incorporated by reference herein.

(5) Previously filed by IRT Property Company as an exhibit to IRT's Current Report on Form 8-K filed on August 13, 1997, and incorporated by reference herein.

(6) Previously filed by IRT Property Company as an exhibit to IRT's Current Report on Form 8-K filed on September 15, 1998, and incorporated by reference herein.

(7) Previously filed by IRT Property Company as an exhibit to IRT's Current Report on Form 8-K filed on November 12, 1999, and incorporated by reference herein.

(8) Previously filed as an exhibit to our Current Report on Form 8-K filed on February 20, 2003, and incorporated by reference herein.

(9) Previously filed as an exhibit to our Quarterly Report on Form 10-Q for the period ended March 31, 2004, and incorporated by reference herein.

(10) Previously filed as an exhibit to our Quarterly Report on Form 10-Q for the period ended June 30, 2005, and incorporated by reference herein.

(11) Previously filed as an exhibit to our Current Report on Form 8-K filed on March 31, 2004, and incorporated by reference herein.

(12) Previously filed as an exhibit to our Current Report on Form 8-K filed on September 20, 2005, and incorporated by reference herein.

(13) Previously filed as an exhibit to our Annual Report on Form 10-K on March 3, 2006, and incorporated by reference herein.

(14) Previously filed as an exhibit to our Current Report on Form 8-K on March 13, 2006, and incorporated by reference herein.

(15) Previously filed as an exhibit to our Current Report on Form 8-K filed on August 22, 2006, and incorporated by reference herein.

(16) Previously filed as an exhibit to our Annual Report on Form 10-K on March 16, 2005, and incorporated by reference herein.

(17) Previously filed with our definitive Proxy Statement for the Annual Meeting of Stockholders held on June 30, 1999, and incorporated herein by reference.

(18) Previously filed with our definitive Proxy Statement for the Annual Meeting of Stockholders held on May 21, 2004, and incorporated herein by reference.

(19) Previously filed with our Current Report on Form 8-K filed on February 18, 2005, and incorporated by reference herein.

(20) Previously filed by IRT Property Company as an exhibit to IRT's Current Report on Form 8-K filed on March 22, 1989, and incorporated herein by reference.

(21) Previously filed by IRT Property Company with IRT's definitive Proxy Statement for the Annual Meeting of Stockholders held on May 22, 1998, and incorporated herein by reference.

(22) Previously filed with our Registration Statement on Form S-11, as amended (Registration No. 333-3397), and incorporated herein by reference.

(23) Previously filed as Appendix A to our definitive Proxy Statement for the Special Meeting of Stockholders held on September 6, 2001 and incorporated herein by reference.

(24) Previously filed with our Annual Report Form 10-K/A filed on March 18, 2002, and incorporated herein by reference.

(25) Previously filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the period ended September 30, 2002, and incorporated by reference herein.

(26) Previously filed as an exhibit to our Quarterly Report on Form 10-Q on November 9, 2006, and incorporated by reference herein.

(27) Previously filed as an exhibit to our Current Report on Form 8-K filed on April 20, 2007, and incorporated by reference herein.

(28) Previously filed as Exhibit 2.1 to our Current Report on Form 8-K filed on October 30, 2002, and incorporated by reference herein.

(29) Previously filed as an exhibit to our Current Report on Form 8-K filed on January 20, 2006, and incorporated by reference herein.

(30) Previously filed as an exhibit to our Current Report on Form 8-K filed on March 16, 2004, and incorporated by reference herein.

(31) Previously filed as an exhibit to our Current Report on Form 8-K filed on July 7, 2005, and incorporated by reference herein.

(32) Previously filed as Annex A to our definitive Proxy Statement for the Annual Meeting of Stockholders held on June 4, 2007 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2008

EQUITY ONE, INC.

By: /s/ Jeffrey S. Olson
Jeffrey S. Olson
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities, and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Jeffrey S. Olson Jeffrey S. Olson	President and Chief Executive Officer (Principal Executive Officer and Director)	February 22, 2008
/s/ Gregory R. Andrews Gregory R. Andrews	Executive Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)	February 22, 2008
/s/ Chaim Katzman Chaim Katzman	Chairman of the Board	February 22, 2008
/s/ Noam Ben-Ozer Noam Ben-Ozer	Director	February 22, 2008
/s/ James S. Cassel James S. Cassel	Director	February 22, 2008
/s/ Cynthia Cohen Cynthia Cohen	Director	February 22, 2008
/s/ Neil Flanzraich Neil Flanzraich	Director	February 22, 2008
/s/ Nathan Hetz Nathan Hetz	Director	February 22, 2008
/s/ Peter Linneman Peter Linneman	Director	February 22, 2008
/s/ Dori J. Segal Dori J. Segal	Director	February 22, 2008

EQUITY ONE, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

Management Report on Internal Control over Financial Reporting

The management of Equity One, Inc. and subsidiaries (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting, which requires the use of certain estimates and judgments, and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Reasonable assurance is based on the premise that the cost of internal controls should not exceed the benefits derived. Reasonable assurance includes the understanding that there is a remote likelihood that material misstatements will not be prevented or detected in a timely manner. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, the Company's management used the criteria set forth by the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2007, the Company's internal control over financial reporting is effective.

Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's independent registered public accounting firm has issued a report on the Company's internal control over financial reporting. This report appears on the following page of this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
of Equity One, Inc.

We have audited Equity One, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Equity One, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Equity One, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Equity One, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 of Equity One, Inc. and subsidiaries and our report dated February 21, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Certified Public Accountants

February 21, 2008
Miami, Florida

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
of Equity One, Inc.

We have audited the accompanying consolidated balance sheets of Equity One, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedules listed in the Index at Item 15(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Equity One, Inc. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company adopted SFAS No. 123(R), "Share-Based Payment," applying the modified prospective method at the beginning of fiscal year 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Equity One, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Certified Public Accountants

February 21, 2008
Miami, Florida

EQUITY ONE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2007 and 2006
(In thousands, except per share amounts)

	December 31, 2007	December 31, 2006
ASSETS		
PROPERTIES:		
Income producing	$ 2,047,993	$ 1,896,843
Less: accumulated depreciation	(172,651)	(144,825)
Income-producing properties, net	1,875,342	1,752,018
Construction in progress and land held for development	81,574	113,340
Properties held for sale	323	20,353
Properties, net	1,957,239	1,885,711
Cash and cash equivalents	1,313	-
Cash held in escrow	54,460	1,547
Accounts and other receivables, net	14,148	18,967
Securities	72,299	75,102
Goodwill	12,496	13,092
Other assets	62,429	75,356
TOTAL ASSETS	$ 2,174,384	$ 2,069,775
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Notes Payable		
Mortgage notes payable	$ 397,112	$ 391,647
Unsecured revolving credit facilities	37,000	76,500
Unsecured senior notes payable	744,685	591,187
	1,178,797	1,059,334
Unamortized premium/discount on notes payable	10,042	10,322
Total notes payable	1,188,839	1,069,656
Other liabilities		
Accounts payable and accrued expenses	30,499	36,565
Tenant security deposits	9,685	9,622
Other liabilities	28,440	27,265
Total liabilities	1,257,463	1,143,108
Minority interest	989	989
COMMITMENTS AND CONTINGENCIES		
Stockholders' equity:		
Preferred stock, $0.01 par value – 10,000 shares authorized but unissued	-	-
Common stock, $0.01 par value – 100,000 shares authorized, 73,300 and 72,756 shares issued and outstanding for 2007 and 2006, respectively	733	728
Additional paid-in capital	906,174	895,247
Retained earnings	17,987	37,201
Accumulated other comprehensive loss	(8,962)	(7,498)
Total stockholders' equity	915,932	925,678
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,174,384	$ 2,069,775

See accompanying notes to the consolidated financial statements.

EQUITY ONE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands, except per share amounts)

	2007	2006	2005
REVENUE:			
Minimum rents	$ 189,727	$ 171,602	$ 157,136
Expense recoveries	53,523	49,076	42,461
Percentage rent	2,200	2,032	1,686
Management and leasing services	1,163	2,067	498
Total revenue	246,613	224,777	201,781
COSTS AND EXPENSES:			
Property operating	64,500	61,161	51,355
Management and leasing services	963	1,861	229
Rental property depreciation and amortization	46,103	40,312	33,467
General and administrative	25,846	29,757	19,734
Total costs and expenses	137,412	133,091	104,785
INCOME BEFORE OTHER INCOME AND EXPENSES, MINORITY INTEREST AND DISCONTINUED OPERATIONS	109,201	91,686	96,996
OTHER INCOME AND EXPENSE:			
Investment income	7,329	7,487	7,941
Equity in income of unconsolidated joint ventures	-	1,650	-
Other income	310	389	-
Interest expense	(66,663)	(53,983)	(47,308)
Amortization of deferred financing fees	(1,680)	(1,485)	(1,449)
Gain on the sale of real estate	2,537	6,937	-
Loss on the sale of fixed assets	(283)	-	-
Gain on extinguishment of debt	-	165	-
Impairment loss	(1,851)	-	-
INCOME BEFORE MINORITY INTEREST AND DISCONTINUED OPERATIONS	48,900	52,846	56,180
Minority Interest	(112)	(206)	(188)
INCOME FROM CONTINUING OPERATIONS	48,788	52,640	55,992
DISCONTINUED OPERATIONS:			
Operations of income-producing properties sold or held for sale	1,712	9,147	25,289
Gain on disposal of income-producing properties	18,885	115,168	11,460
Income from discontinued operations	20,597	124,315	36,749
NET INCOME	$ 69,385	$ 176,955	$ 92,741
EARNINGS PER SHARE:			
BASIC EARNINGS PER SHARE			
Income from continuing operations	$ 0.67	$ 0.71	$ 0.76
Income from discontinued operations	0.28	1.69	0.50
	$ 0.95	$ 2.40	$ 1.26
Number of Shares Used in Computing Basic Earnings per Share	73,091	73,598	73,840
DILUTED EARNINGS PER SHARE			
Income from continuing operations	$ 0.67	$ 0.71	$ 0.75
Income from discontinued operations	0.28	1.67	0.49
Total diluted earnings per share	$ 0.95	$ 2.38	$ 1.24
Number of Shares Used in Computing Diluted Earnings per Share	73,362	74,324	74,790

See accompanying notes to the consolidated financial statements.

EQUITY ONE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands)

	2007	2006	2005
NET INCOME	$ 69,385	$ 176,955	$ 92,741
OTHER COMPREHENSIVE INCOME:			
Net unrealized holding (loss)/gain on securities available for sale	(1,386)	(9,780)	4,330
Changes in fair value of cash flow hedges	75	(2,574)	-
Reclassification adjustment for gain/(loss) on the sale of securities and cash flow hedges included in net income	2,322	29	(5,559)
Net realized gain/(loss) on settlement of interest rate contracts	(2,498)	1,543	-
Net amortization of interest rate contracts	23	(120)	-
Other comprehensive income adjustment	(1,464)	(10,902)	(1,229)
COMPREHENSIVE INCOME	$ 67,921	$ 166,053	$ 91,512

See accompanying notes to the consolidated financial statements.

EQUITY ONE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands, except per share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Unamortized Restricted Stock Compensation	Notes Receivable from the Issuance of Common Stock	Total Stockholders' Equity
BALANCE, JANUARY 1, 2005	$ 736	$ 920,616	$ 17,481	$ 4,633	$ (11,928)	$ (150)	$ 931,388
Issuance of common stock	18	34,943	-	-	2,236	-	37,197
Stock issuance cost	-	(181)	-	-	-	-	(181)
Repayments of notes receivable from issuance of common stock	-	-	-	-	-	85	85
Net income	-	-	92,741	-	-	-	92,741
Dividends paid	-	-	(87,272)	-	-	-	(87,272)
Other comprehensive income adjustment	-	-	-	(1,229)	-	-	(1,229)
BALANCE, DECEMBER 31, 2005	754	955,378	22,950	3,404	(9,692)	(65)	972,729
Cumulative effect of change in accounting principle	(5)	(5,188)	-	-	9,692	-	4,499
Issuance of common stock	9	8,074	-	-	-	-	8,083
Stock issuance cost	-	(69)	-	-	-	-	(69)
Repurchase of common stock	(30)	(69,073)	-	-	-	-	(69,103)
Share-based compensation expense	-	6,125	-	-	-	-	6,125
Repayments of notes receivable from issuance of common stock	-	-	-	-	-	65	65
Net income	-	-	176,955	-	-	-	176,955
Dividends paid	-	-	(162,704)	-	-	-	(162,704)
Other comprehensive income adjustment	-	-	-	(10,902)	-	-	(10,902)
BALANCE, DECEMBER 31, 2006	728	895,247	37,201	(7,498)	-	-	925,678
Issuance of common stock	5	3,877	-	-	-	-	3,882
Share-based compensation expense	-	7,050	-	-	-	-	7,050
Net income	-	-	69,385	-	-	-	69,385
Dividends paid	-	-	(88,599)	-	-	-	(88,599)
Other comprehensive income adjustment	-	-	-	(1,464)	-	-	(1,464)
BALANCE, DECEMBER 31, 2007	$ 733	$ 906,174	$ 17,987	$ (8,962)	$ -	$ -	$ 915,932

See accompanying notes to the condensed consolidated financial statements.

EQUITY ONE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2007, 2006 and 2005
(In thousands)

	2007	2006	2005
OPERATING ACTIVITIES:			
Net income	$ 69,385	$ 176,955	$ 92,741
Adjustments to reconcile net income to net cash provided by operating activities:			
Straight line rent adjustment	(1,582)	(4,066)	(4,450)
Amortization of above/(below) market lease intangibles	(4,586)	(2,612)	(1,006)
Provision for losses on accounts receivable	1,559	742	893
Amortization of premium on notes payable	(2,102)	(5,864)	(5,159)
Amortization of deferred financing fees	1,684	1,503	1,512
Rental property depreciation and amortization	47,514	44,791	43,445
Share-based compensation	7,050	6,125	5,973
Amortization of derivatives	23	(120)	-
Gain on disposal of real estate and income-producing properties	(21,423)	(122,105)	(11,460)
Impairment loss	3,360	-	-
Loss on extinguishment of debt	491	-	-
Loss on sale of fixed assets	283	-	-
Loss/(gain) on sale of securities	(325)	(282)	(5,223)
Equity in income of unconsolidated joint ventures	-	(1,853)	-
Operating distributions from unconsolidated joint ventures	-	1,373	-
Minority interest	112	206	188
Changes in assets and liabilities:			
Accounts and other receivables	3,262	(1,988)	(1,832)
Other assets	8,465	1,807	(2,768)
Accounts payable and accrued expenses	(2,191)	2,946	3,674
Tenant security deposits	63	60	1,002
Other liabilities	(4,026)	(2,975)	(338)
Net cash provided by operating activities	107,016	94,643	117,192
INVESTING ACTIVITIES:			
Additions to and purchases of rental property	$ (107,587)	$ (186,006)	$ (36,081)
Land held for development	(2,651)	(45,784)	(29,290)
Additions to construction in progress	(15,212)	(47,429)	(23,058)
Proceeds from disposal of rental properties	71,273	411,090	44,024
Increase in cash held in escrow	(52,913)	(1,547)	(51)
Increase in deferred leasing costs	(3,884)	(6,163)	(5,877)
Additions to notes receivable	(14)	(33)	(4,227)
Proceeds from repayment of notes receivable	4,745	5,735	40
Proceeds from sale of securities	2,822	12,852	32,764
Cash used to purchase securities	(1,181)	(29,837)	(60,603)
Distributions from (to) unconsolidated joint ventures from sale of property	-	1,935	(12)
Net cash (used in) provided by investing activities	(104,602)	114,813	(82,371)
FINANCING ACTIVITIES:			
Repayments of mortgage notes payable	$ (22,270)	$ (88,880)	$ (48,131)
Net repayments under revolving credit facilities	(39,500)	(16,665)	(53,835)
Proceeds from senior debt offerings	148,874	246,868	118,606
Repayment of senior debt	-	(125,000)	-
Cash paid for settlement of interest rate contracts	(2,498)	-	-
Increase in deferred financing costs	(878)	(1,947)	(463)
Proceeds from issuance of common stock	3,882	8,083	31,510
Repayment of notes receivable from issuance of common stock	-	65	85
Stock issuance costs	-	(69)	(181)
Repurchase of common stock	-	(69,103)	-
Cash dividends paid to stockholders	(88,599)	(162,704)	(87,272)
Distributions to minority interest	(112)	(206)	(160)
Net cash used in financing activities	(1,101)	(209,558)	(39,841)
Net increase in cash and cash equivalents	1,313	(102)	(5,020)
Cash and cash equivalents at beginning of the year	-	102	5,122
Cash and cash equivalents at end of the year	$ 1,313	$ -	$ 102

EQUITY ONE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2007, 2006 and 2005
(In thousands)

	2007	2006	2005
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid for interest (net of capitalized interest of $3.2 million, $5.8 million and $3.4 million in 2007, 2006 and 2005, respectively)	$ 66,386	$ 57,684	$ 55,249
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Change in unrealized holding loss on securities	$ (1,386)	$ (9,753)	$ (1,229)
Change in cash flow hedges	$ 75	$ (2,574)	
The Company acquired and assumed mortgages on the acquisition of certain rental properties:			
Fair value of rental property	$ 69,069	$ 58,551	
Assumption of mortgage notes payable	(27,740)	(33,602)	
Fair value adjustment of mortgage notes payable	(1,974)	(1,863)	
Cash paid for rental property	$ 39,355	$ 23,086	
The Company issued senior unsecured notes:			
Face value of notes	$ 150,000	$ 250,000	$ 120,000
Underwriting Costs	(975)	(1,624)	(780)
Discount	(151)	(1,508)	(614)
Cash received	$ 148,874	$ 246,868	$ 118,606

(Concluded)

See accompanying notes to the consolidated financial statements.

EQUITY ONE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

1. Organization and Basis of Presentation

Organization

Equity One, Inc. operates as a self-managed real estate investment trust ("REIT") that principally acquires, renovates, develops and manages neighborhood and community shopping centers anchored by leading supermarkets, drug stores or discount retail store chains. As of December 31, 2007, we owned or had interests in 169 properties consisting of 152 shopping centers, seven development/redevelopment properties, six non-retail properties and four parcels of land.

Basis of Presentation

The consolidated financial statements include the accounts of Equity One, Inc. and its wholly-owned subsidiaries and those other subsidiaries or partnerships where it has financial and operating control. Equity One, Inc. and its subsidiaries are hereinafter referred to as the "Company", "we", "our", "us" or similar terms. All significant intercompany transactions and balances have been eliminated in consolidation.

Investments in joint ventures not controlled by us are accounted for under the equity method of accounting where we have concluded that the venture is not a variable interest entity or we are not the primary beneficiary and subject to the consolidation rules of Statement of Financial Accounting Standards, or SFAS 46(R), "*Consolidation of Variable Interest Entities.*"

Certain prior-year data have been reclassified to conform to the 2007 presentation.

2. Summary of Significant Accounting Policies

Revenue Recognition

Rental income includes minimum rents, expense reimbursements, termination fees and percentage rental payments. Minimum rents are recognized on an accrual basis over the terms of the related leases on a straight-line basis. As part of the leasing process, we may provide the lessee with an allowance for the construction of leasehold improvements. Leasehold improvements are capitalized and depreciated over the shorter of the useful life of the improvements or the lease term. If the allowance represents a payment for a purpose other than funding leasehold improvements, or in the event we are not considered the owner of the improvements, the allowance is considered a lease incentive and is recognized over the lease term as a reduction to revenue. Factors considered during this evaluation include, among others, the type of improvements made, who holds legal title to the improvements, and other controlling rights provided by the lease agreement. Lease revenue recognition commences when the lessee is given possession of the leased space and there are no contingencies offsetting the lessee's obligation to pay rent.

Substantially all of the lease agreements contain provisions that require the payment of additional rents based on the respective tenant's sales volume (contingent or percentage rent) and reimbursement of the tenant's share of real estate taxes, insurance and common area maintenance, or CAM, costs. Revenue based on percentage of tenants' sales is recognized only after the tenant exceeds their sales breakpoint. Revenue from tenant reimbursements of taxes, CAM and insurance is recognized in the period that the applicable costs are incurred in accordance with the lease agreements.

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required rent payments. The computation of this allowance is based on an assessment of the tenants' payment history and current credit quality using the specific identification method.

We recognize gains or losses on sales of real estate in accordance with Statement of Financial Accounting Standards No. 66 "*Accounting for Sales of Real Estate.*" Profits are not recognized until (a) a sale has been consummated; (b) the buyer's initial and continuing investments are adequate to demonstrate a commitment to pay for the property; (c) our receivable, if any, is not subject to future subordination; and (d) we have transferred to the buyer the usual risks and rewards of ownership, and we do not have a substantial continuing involvement with the property. The sales of operating properties where we do not have a continuing involvement are presented in the discontinued operations section of our condensed consolidated statements of operations.

During 2007, we were engaged by joint ventures and other third parties to provide property management and leasing services. The fees were generally calculated as a percentage of either revenues received or reimbursement of costs and were recognized as services were rendered. As of May 31, 2007, we are no longer providing these services.

Properties

Income-producing properties are stated at cost, less accumulated depreciation and amortization. Costs include those related to acquisition, development and construction, including tenant improvements, interest incurred during development, costs of predevelopment and certain direct and indirect costs of development. All costs related to unsuccessful acquisition opportunities are expensed when it is probable that we will not be successful in the acquisition.

Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings	30-40 years
Buildings and Land Improvements	5-40 years
Tenant improvements	Minimum lease term or economic useful life
Furniture and Equipment	5-7 years

Expenditures for ordinary maintenance and repairs are expensed to operations as they are incurred. Significant renovations and improvements that improve or extend the useful life of assets are capitalized. The useful lives of amortizable intangible lease assets are evaluated each reporting period with any changes in estimated useful lives being accounted for over the revised remaining useful life.

Construction in Progress and Land Held for Development

Properties also include construction in progress and land held for development. These properties are carried at cost and no depreciation is recorded. Properties undergoing significant renovations and improvements are considered under development. All direct and indirect costs related to development activities are capitalized into properties in construction in progress and land held for development on our condensed consolidated balance sheets. Costs incurred include predevelopment expenditures directly related to a specific project including development and construction costs, interest, insurance and real estate tax expense. Indirect development costs include employee salaries and benefits, travel and other related costs that are directly associated with the development of the property. The capitalization of such expenses ceases when the property is ready for its intended use and has reached stabilization but no later than one-year from substantial completion of construction activity. If we determine that a project is no longer probable, all predevelopment project costs are immediately expensed. Similar costs related to properties not under development are expensed as incurred.

Our method of calculating capitalized interest is based upon applying our weighted average borrowing rate to that portion of actual costs incurred. Total interest expense capitalized to construction in progress and land held for development was $3.2 million, $5.8 million, and $3.4 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Business Combinations

When we purchase real estate properties, we allocate the initial purchase price of assets acquired (net tangible and identifiable intangible assets) and liabilities assumed based on their relative fair values at the date of acquisition pursuant to the provisions of SFAS No. 141, "*Business Combinations*". Our initial fair value purchase price allocations may be refined as final information regarding fair value of the assets acquired and liabilities assumed is received. The allocations are finalized within one year of the acquisition date. We allocate the purchase price of the acquired property to land, building, improvements and intangible assets. The aggregate value of other acquired intangible assets, consisting of in-place leases, is measured by the excess of (i) the purchase price paid for a property after adjusting existing in-place leases to market rental rates over (ii) the estimated fair value of the property as-if-vacant, determined as set forth above. The value of in-place leases exclusive of the value of above-market and below-market in-place leases is amortized to expense over the remaining non-cancelable periods of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts relating to that lease would be written off. There are three categories of intangible assets to be considered: (1) value of in-place leases; (2) above and below-market value of in-place leases and; (3) customer relationship value.

The value of in-place leases is estimated based on the fair value of at-market in-place leases considering the cost of acquiring similar leases, the foregone rents associated with the lease-up period and carrying costs associated with the lease-up period. Intangible assets associated with at-market in-place leases are amortized as additional lease expense over the remaining contractual lease term.

Above-market and below-market in-place lease values for acquired properties are computed based on the present value of the difference between the contractual amounts to be paid pursuant to the leases negotiated and in-place at the time of acquisition and our estimate of fair market lease rates for the property or comparable property, measured over a period equal to the remaining contractual lease period. The value of above-market lease assets is amortized as a reduction of rental income over the remaining terms of the respective leases. The value of below-market lease liabilities is amortized as an increase to rental income over the remaining terms of the respective leases.

We do not allocate value to customer relationship intangibles if we have pre-existing business relationships with the tenants in the acquired property. Other than as discussed above, we have determined that our real estate properties do not have any significant identifiable intangibles.

The results of operations of acquired properties are included in our financial statements as of the dates they are acquired. The lease intangibles associated with property acquisitions are included in other assets and other liabilities in our condensed consolidated balance sheets. In the event that a tenant terminates its lease, all unamortized costs are written-off as a charge to depreciation expense.

Properties Held for Sale

Under SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*", the definition of a component of an entity, assuming no significant continuing involvement, requires that operating properties that are sold or classified as held for sale be accounted for as discontinued operations. Accordingly, the results of operations of operating properties disposed of or classified as held for sale for which we have no significant continuing involvement are reflected as discontinued operations. Given the nature of real estate sales contracts, it is customary for such contracts to allow potential buyers a period of time to evaluate the property prior to committing to its acquisition. In addition, certain conditions to the closing of a sale, such as financing contingencies, often remain following the completion of the buyer's due diligence review. As a result, properties under contract may not close within the expected time period, or may not close at all. Due to these uncertainties, we generally do not classify a property as "discontinued operations" until it is sold, unless we have otherwise determined that the property meets the criteria of SFAS No. 144 and is likely to close within the time requirements.

Long-lived Assets

Our properties are reviewed for impairment if events or changes in circumstances indicate that the carrying amount of the property may not be recoverable. If there is an event or change in circumstance indicating the potential for impairment in the value of a property, we evaluate our ability to recover our net investment in the long-lived assets by comparing the carrying value (net book value) of such asset to the estimated future undiscounted cash flows over their expected useful life. Future cash flow estimates are based on probability-weighted projections for a range of possible outcomes.

During 2007 and 2006, we determined that the carrying amounts of certain of our assets were unrecoverable, and, therefore, we wrote down such amounts to their estimated fair market values. For the years ended December 31, 2007, 2006 and 2005, $3.4 million, $86,000 and $0 of impairment losses were recognized of which $1.5 million, $86,000 and $ 0, respectively, was included in income from discontinued operations.

Cash and Cash Equivalents

We consider liquid investments with an initial maturity of three months or less to be cash equivalents.

Cash Held in Escrow

Cash held in escrow represents the cash proceeds of property sales that are being held by qualified intermediaries in anticipation of the acquisition of replacement properties in tax-free exchanges under Section 1031 of the Internal Revenue Code. Subsequent to year-end, we repaid $37.0 million of outstanding balances under our lines of credit with proceeds from our 2007 dispositions

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable include amounts billed to tenants and unbilled but accrued expense recoveries due from tenants. We evaluate the probability of collection for these receivables and adjust the allowance for doubtful accounts to reflect amounts estimated to be uncollectible. The allowance for doubtful accounts was approximately $2.2 million and $1.6 million at December 31, 2007 and December 31, 2006, respectively.

Securities

Our investments in securities are classified as available-for-sale and recorded at fair value based on current market prices. Changes in the fair value of the securities investments are included in accumulated other comprehensive income.

As of December 31, 2007, we indirectly owned approximately 3.8 million ordinary shares of DIM Vastgoed N.V., or DIM, representing 47.9% of the total outstanding ordinary shares of DIM. DIM is a public company organized under the laws of the Netherlands, the shares of which are listed on Euronext Amsterdam and which operates as a closed-end investment company owning and operating a portfolio of 21 shopping center properties aggregating approximately 2.6 million square feet in the southeastern United States. DIM's capital structure includes priority shares and ordinary shares. The priority shares are 100% owned by a foundation that is controlled by its supervisory board. The ordinary shares have voting rights; however, only the priority shares have the right to nominate members to the supervisory board and to approve certain other corporate matters. As of December 31, 2007, we believe that the investment in DIM should be accounted for as an available-for-sale security because, as of that date, we were unable to exert significant influence over DIM's operating or financial policies and, based on DIM's organizational and capital structure, we were unable to participate in the affairs of DIM's supervisory board.

As of December 31, 2007, the fair value of DIM's ordinary shares is less than the carrying amount of our total investment. Our aggregate cost is approximately $79.1 million and, based on the closing market price on December 31, 2007, the ordinary shares of DIM had a fair value of approximately $71.3 million. This equates to an unrealized loss of $7.8 million. In making a judgment as to whether our investment is impaired, we consider a number of factors including, but not necessarily limited to the following:

- our intent and ability to hold the securities for a period of time sufficient to allow for any anticipated recovery in fair value;
- our assessment of the net asset value of the properties held by DIM based upon our expertise in the shopping center real estate business;
- the assessment by DIM's management of its net asset value, or NAV, based upon its use of fair value accounting;
- the financial and operational condition of DIM's properties;
- market and economic conditions that might affect DIM's prospects;
- the extent to which fair value of DIM is below our cost basis and the period of time over which the decline has existed;
- the relevance of the market price given the thin trading in DIM shares and the concentration of share ownership between ourselves and one other institutional investor; and
- the share-price premium that might be warranted given our ownership of a large block of the outstanding common stock.

We have evaluated the severity and duration of the possible impairment, together with the near-term prospects of DIM, the thin trading market for DIM shares and our ability and intent to hold the investment for a reasonable period sufficient for a forecasted recovery of the carrying cost. Based upon our intent and ability to hold DIM shares, our own evaluation of the NAV of the underlying properties held by DIM, and the duration and extent of the possible impairment, we do not consider the investment to be other-than-temporarily impaired at December 31, 2007. Changes in estimates, assumptions, or expected outcomes could impact the determination of whether a decline in value is other-than-temporary and whether the effects could materially impact our financial position or net income in future periods. If the market value of DIM remains less than our carrying amount for an extended period of time and/or the financial condition and near-term prospects of DIM deteriorate or do not otherwise improve in the future, among other factors, we may be required to record an other than temporary impairment of the investment.

As of December 31, 2007, we owned 44,200 shares of preferred stock of a publicly-traded REIT that had a fair value of $1.04 million, a carrying amount of $1.1 million and an unrealized loss of approximately $66,000.

During 2006, we held debt securities of Winn Dixie Stores, Inc. ("Winn Dixie"). In November 2006, a portion of the debt securities were converted into common stock of Winn Dixie when it emerged from bankruptcy. During the second quarter of 2007, we sold our remaining shares of Winn Dixie common stock and realized a gain of approximately $227,000.

The specific identification method is used to determine realized gain or loss on securities sold.

The following table reflects the gross unrealized losses and fair value of our investments with unrealized losses that are not deemed other-than-temporarily impaired:

	As of December 31,			
	2007 (In thousands)		2006 (In thousands)	
Investment	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**
Equity securities	$ 72,300	$ 7,911	$ 75,103	$ 6,349

Deferred Costs and Intangibles

Deferred costs, intangible assets included in other assets, and intangible liabilities included in other liabilities consist of loan origination fees, leasing costs and the value of intangibles when a property was acquired. Loan and other fees directly related to rental property financing with third parties are amortized over the term of the loan using the effective interest method. Direct salaries, third-party fees and other costs incurred by us to originate a lease are capitalized and are being amortized using the straight-line method over the term of the related leases. Intangible assets consist of in-place lease values, tenant origination costs and above-market rents that were acquired in connection with the acquisition of the properties. Intangible liabilities consist of below-market rents that are also acquired in connection with the acquisition of properties. Both intangible assets and liabilities are amortized using the straight-line method over the term of the related leases.

Deposits

Deposits included in other assets are comprised of funds held by various institutions for future payments of property taxes, insurance and improvements, utility and other service deposits.

Goodwill

Goodwill has been recorded to reflect the excess of cost over the fair value of net assets acquired in various business acquisitions. We adopted SFAS No. 142 "*Goodwill and Other Intangible Assets*" on January 1, 2002 and no longer amortize goodwill.

We are required to perform annual, or more frequently in certain circumstances, impairment tests of our goodwill. We have elected to test for goodwill impairment in November of each year. The goodwill impairment test is a two-step process that requires us to make decisions in determining appropriate assumptions to use in the calculation. The first step consists of estimating the fair value of each reporting unit and comparing those estimated fair values with the carrying values, which include the allocated goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment by determining an "implied fair value" of goodwill. The determination of reporting units (each property is considered a reporting unit) implied fair value of goodwill requires us to allocate the estimated fair value of the reporting unit to its assets and liabilities. Any unallocated fair value represents the implied fair value of goodwill which is compared to its corresponding carrying amount. During the periods presented, no impairment of goodwill was incurred.

We cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill that totaled approximately $12.5 million at December 31, 2007. Such events include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on our tenant base, or a materially negative change in its relationships with significant tenants.

Goodwill was included in the determination of the gain on disposal of real estate due to the disposition of certain properties. For the years ended December 31, 2007, 2006 and 2005, $595,000, $604,000 and $325,000, respectively, was included in the gain on sale.

Minority Interest

On January 1, 1999, Equity One (Walden Woods) Inc., a wholly-owned subsidiary of ours, entered into a limited partnership as a general partner. An income-producing shopping center ("Walden Woods Village") was contributed by its owners (the "Minority Partners"), and we contributed 93,656 shares of our common stock (the "Walden Woods Shares") to the limited partnership at an agreed-upon price of $10.30 per share. Based on this per share price and the net value of property contributed by the Minority Partners, the limited partners received 93,656 partnership units. We have entered into a Redemption Agreement with the Minority Partners whereby the Minority Partners can request that we purchase either their limited partnership units or any shares of common stock, which they received in exchange for their partnership units at a price of $10.30 per unit or per share at any time before January 1, 2014. Because of the Redemption Agreement, we consolidate the accounts of the partnership with our financial data. In addition, under the terms of the limited partnership agreement, the Minority Partners do not have an interest in the Walden Woods Shares except to the extent of dividends. Accordingly, a preference in earnings has been allocated to the Minority Partners to the extent of the dividends declared. The Walden Woods Shares are not considered outstanding in the condensed consolidated financial statements and are excluded from the share count in the calculation of primary earnings per share.

We have controlling interests in two joint ventures that, together, own our Sunlake development project. We have funded all of the acquisition costs, are required to fund any necessary development and operating costs, receive an 8% preferred return on our advances and are entitled to 60% of the profits thereafter. The minority partners are not required to make contributions and, to date, have not contributed any capital. The joint ventures are in the process of obtaining the required approvals and permits to continue their mixed-use business plan. No minority interest has been recorded as the venture has incurred operating losses after taking into account our preferred return.

We also have a controlling membership interest in Dolphin Village Partners, LLC, a venture that owns our Dolphin Village shopping center. We have funded all of the acquisition costs, are required to fund any necessary development and operating costs, receive an 8% preferred return on our advances and are entitled to 50% of the profits thereafter. The minority partner is not required to make contributions and, to date, has not contributed any capital. The joint venture has obtained preliminary approval of its redevelopment plans and is evaluating the feasibility of those plans. No minority interest has been recorded as the venture has incurred operating losses after taking into account our preferred return.

Use of Derivative Financial Instruments

We account for derivative and hedging activities in accordance with SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*", as amended and interpreted. These accounting standards require us to measure derivatives, including certain derivatives embedded in other contracts, at fair value and to recognize them in the consolidated balance sheets as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. For derivatives designated as fair value hedges, the changes in the fair value of both the derivative instrument and the hedged item are recorded in earnings. For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income and are subsequently reclassified into earnings when the hedged item affects earnings. Changes in fair value of derivative instruments not designated as hedging instruments, and ineffective portions of hedges, are recognized in earnings in the current period.

We do not enter into derivative instruments for speculative purposes. We require that the hedges or derivative financial instruments be effective in managing the interest rate risk exposure that they are designated to hedge. This effectiveness is essential to qualify for hedge accounting. Hedges that meet these hedging criteria are formally designated as such at the inception of the contract. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, resulting in some ineffectiveness, the change in the fair value of the derivative instrument will be included in earnings. Additionally, any derivative instrument used for risk management that becomes ineffective is marked-to-market each period. We believe that our credit risk has been mitigated by entering into these agreements with major financial institutions. Net interest differentials to be paid or received under a swap contract and/or collar agreement are included in interest expense as incurred or earned.

The estimated fair value of our derivative financial instruments has been determined using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize in a current market exchange. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair value.

In 2006, we entered into an aggregate notional amount of $85.0 million of treasury locks. The treasury locks were executed to hedge the benchmark interest rate associated with forecasted interest payments relating to an anticipated issuance of fixed-rate borrowings. The treasury locks were terminated in connection with the issuance of $150.0 million of unsecured senior notes in April 2007. The realized loss on these hedging relationships has been deferred in other comprehensive income and will be amortized against earnings over the term of the debt as an adjustment to interest expense.

On March 24, 2004, concurrent with the issuance of the $200.0 million 3.875% senior unsecured notes, we entered into a $100.0 million notional principal variable rate interest swap with an estimated fair value of $315,000 as of December 31, 2007. This swap converted fixed rate debt to variable rate based on the six-month LIBOR in arrears plus 0.4375%, and matures April 15, 2009.

Investments In and Advances to Unconsolidated Ventures

As of December 31, 2007, we did not have investments in unconsolidated joint ventures.

Concentration of Credit Risk

A concentration of credit risk arises in our business when a national or regionally based tenant occupies a substantial amount of space in multiple properties owned by us. In that event, if the tenant suffers a significant downturn in its business, it may become unable to make its contractual rent payments to us, exposing us to a potential loss in rental revenue, expense recoveries, and percentage rent that is magnified as a result of the tenant renting space in multiple locations. Generally, we do not obtain security from its national or regionally based tenants in support of their lease obligations to us. We regularly monitor our tenant base to assess potential concentrations of credit risk. As of December 31, 2007, Publix Super Markets accounted for over 10% of our annualized minimum rent, or approximately $19.1 million of annualized minimum rent. No other tenant accounts for over 5% of our annualized minimum rent.

Earnings Per Share

Earnings per share are accounted for in accordance with SFAS No. 128, "*Earnings per Share*", which requires a dual presentation of basic and diluted earnings per share on the face of the consolidated statement of operations. Basic earnings per share is computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. We calculate the dilutive effect of stock-based compensation arrangements using the treasury stock method. This method assumes that the proceeds we receive from the exercise of stock options and non-vested stock are used to repurchase common shares in the market. The adoption of SFAS No. 123(R), "*Share-Based Payment*", requires that we include as assumed proceeds the amount of compensation cost attributed to future services and not yet recognized, and the amount of tax benefits (both deferred and current), if any, that would be credited to additional paid-in capital assuming exercise of the options and vesting of the restricted shares.

Income Taxes

We elected to be taxed as a REIT under the Internal Revenue Code ("Code"), commencing with our taxable year ended December 31, 1995. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we currently distribute at least 90% of our REIT taxable income to our stockholders. Also, at least 95% of our gross income in any year must be derived from qualifying sources. The difference between net income available to common stockholders for financial reporting purposes and taxable income before dividend deductions relates primarily to temporary differences, such as real estate depreciation and amortization, deduction of deferred compensation and deferral of gains on sold properties utilizing like kind exchanges. It is our intention to adhere to these requirements and maintain our REIT status. As a REIT, we generally will not be subject to corporate level federal income tax on taxable income that we distribute currently to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and to federal income and excise taxes on our undistributed taxable income. Accordingly, the only provision for federal income taxes in our condensed consolidated financial statements relates to our consolidated taxable REIT subsidiaries ("TRSs"). Our TRSs did not have significant tax provisions or deferred income tax items during the periods reported hereunder.

In June 2006, the FASB issued SFAS Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes (FIN 48)."* In summary, FIN 48 requires that all tax positions subject to SFAS No. 109, *"Accounting for Income Taxes,"* to be analyzed using a two-step approach. The first step requires an entity to determine if a tax position would more likely than not be sustained upon examination. In the second step, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more likely than not to be realized upon ultimate settlement. FIN 48 was effective for fiscal years beginning after December 15, 2006, with any adjustment in a company's tax provision being accounted for as a cumulative effect of accounting change in beginning equity. The adoption of the standard did not have a material impact on our consolidated financial statements.

Further, we believe that we have appropriate support for the tax positions taken on our tax returns and that our accruals for the tax liabilities are adequate for all years still subject to tax audit after 2003.

At December 31, 2007 and 2006, the accompanying financial statement basis of assets and liabilities exceeds the tax basis by approximately $356.0 million and $225.5 million, respectively.

The following summarizes the tax status of dividends paid:

	Years Ended December 31,		
	2007	2006	2005
Dividend paid per share	$ 1.20	$ 2.20	$ 1.17
Ordinary income	51.26%	23.62%	68.17%
Return of capital	20.41%	29.86%	26.92%
Capital gains	28.33%	46.52%	4.91%

Stock-Based Compensation

Cumulative Effect of Change in Accounting Principle

Prior to January 1, 2006, we accounted for stock-based compensation under the recognition and measurement provisions of Accounting Principle Board Opinion ("APB") No. 25, *"Accounting for Stock Issued to Employees,"* and related interpretations, as permitted by SFAS No. 123, *"Accounting for Stock-Based Compensation."* Under APB No. 25, no stock-based compensation costs were recognized in the statement of operations as our options granted had an exercise price equal to the market value of our common shares on the date of grant. Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), *"Share-Based Payment"*, using the modified-prospective-transition method. Under this transition method, compensation costs recognized beginning January 1, 2006 includes: (a) compensation costs for all share-based payments granted prior to, but not vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation costs for all share-based payments granted subsequent to January 1, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). We use the binomial model to value stock options.

On January 1, 2006, we recorded the cumulative effect of adopting SFAS No. 123(R). This cumulative effect resulted in decreasing accrued liabilities by $4.5 million and increasing shareholder equity by $4.5 million. These balance sheet changes related to deferred compensation on unvested shares. There was no effect on the consolidated statement of operations or cash flows. Under SFAS No. 123(R), deferred compensation is no longer recorded at the time unvested shares are issued. Share-based compensation is now recorded over the requisite service period with an offsetting credit to equity (generally additional paid-in capital).

Share-Based Compensation Subsequent to the Adoption of SFAS 123(R)

Share-based compensation expense charged against earnings for the years ended December 31, 2007 and 2006 is summarized as follows:

	2007	2006
	(In thousands)	
Restricted Stock	$ 5,234	$ 5,543
Options	1,799	747
Employee stock purchase plan	12	12
less: amounts capitalized	(494)	(178)
Net share-based compensation expense	$ 6,551	$ 6,124

Pro Forma Information for Periods Prior to Adoption of SFAS No. 123(R)

The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123(R) to our stock-based compensation for the year ended December 31, 2005:

			2005
(in thousands, except per share amounts)			
Net Income	As reported	$	92,741
Add:	Stock-based employee compensation expense included in reported net income		5,660
Deduct:	Total fair value stock-based employee compensation expense for all awards		(6,486)
	Proforma	$	91,915
Basic earnings per share	As reported	$	1.26
	Proforma	$	1.24
Diluted earnings per share	As reported	$	1.24
	Proforma	$	1.23

Segment Information

Our properties are community and neighborhood shopping centers located predominantly in high-growth and high-barrier markets in the southern and northeastern United States. Each of our centers is a separate operating segment, all of which have characteristics so similar they are expected to have essentially the same future prospects and have been aggregated and reported as one reportable segment. The economic characteristics include similar returns, occupancy and tenants. No individual property constitutes more than 10% of our combined revenue, net income or assets. The individual properties have been aggregated into one reportable segment based upon their similarities with regard to both the nature and economics of the centers, tenants and operational processes, as well as long-term average financial performance. In addition, no shopping center is located outside the United States.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*," (*SFAS No. 157*), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of this standard is not expected to have a material effect on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities*" (*SFAS No. 159*) which allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities at fair value. The election is made on an instrument-by-instrument basis and is irrevocable. Subsequent to the adoption of SFAS No. 159, changes in fair value for the particular instruments shall be reported in earnings. Upon initial adoption, SFAS No. 159 provides entities with a one-time chance to elect the fair value option for existing eligible items. The effect of the first measurement to fair value should be reported as a cumulative-effect adjustment to the opening balance of retained earnings in the year the statement is adopted.

SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are not electing to measure our financial assets or financial liabilities at fair value pursuant to this standard.

In December 2007, the FASB issued SFAS No. 141 (R), "*Business Combinations*" (*SFAS 141(R)*). In summary, SFAS 141(R) requires the acquirer of a business combination to measure at fair value the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, with limited exceptions. The standard is effective for fiscal years beginning after December 15, 2008, and is to be applied prospectively, with no earlier adoption permitted. The adoption of this standard may have an impact on the accounting for certain costs related to our future acquisitions.

In December 2007, the FASB issued SFAS No. 160, "*Noncontrolling Interests in Consolidated Financial Statements*" (*SFAS 160*) which requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and non-controlling interest. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. The adoption of this standard is not expected to have a material effect on our consolidated financial statements.

Fair value of financial instruments

The estimated fair values of financial instruments have been determined by us using available market information and appropriate valuation methods. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts. We have used the following market assumptions and/or estimation methods:

Cash and Cash Equivalents and Accounts and Other Receivables. The carrying amounts reported in the balance sheets for these financial instruments approximate fair value because of their short maturities.

Notes Receivable. The fair value is estimated by using the current interest rates at which similar loans would be made. The carrying amounts reported in the balance sheets approximate fair value.

Available for Sale Securities. The fair value estimated at December 31, 2007 and 2006 was $72.3 million and $75.1 million, respectively, based on the closing market prices of the securities. The unrealized holding loss was $7.9 million at December 31, 2007, and $6.3 million at December 31, 2006.

Mortgage Notes Payable. The fair value estimated at December 31, 2007 and 2006 was $426.4 million and $413.4 million, respectively, calculated based on the net present value of payments over the term of the loans using estimated market rates for similar mortgage loans and remaining terms.

Unsecured Revolving Credit Facilities. The fair value was estimated by using the current rates at which similar loans would be made and remaining terms. The carrying amounts reported in the balance sheets approximate fair value.

Unsecured Senior Notes Payable. The fair value estimated at December 31, 2007 and 2006 was $704.7 million and $568.8 million, respectively, calculated based on the net present value of payments over the term of the loan using estimated market rates for similar notes and remaining terms.

3. Properties

The following table is a summary of the composition of properties in the consolidated balance sheets:

	December 31, 2007	December 31, 2006
	(thousands)	
Land and land improvements	$ 891,431	$ 802,925
Building and building improvements	1,116,936	1,054,467
Tenant improvements	39,626	39,451
	2,047,993	1,896,843
Less: accumulated depreciation	(172,651)	(144,825)
Income-producing property, net	$ 1,875,342	$ 1,752,018

Acquisitions

The following table reflects the individual properties that were acquired during 2007:

Date	Property	City, State	Gross Leasable Area	Purchase Price
			(In square feet)	(In thousands)
01/09/07	Concord Shopping Plaza	Miami, FL	298,986	$ 48,433
02/07/07	Shelby Plaza Land	Shelby, NC	N/A	505
02/15/07	Alafaya Commons Outparcel	Orlando, FL	N/A	2,146
03/09/07	Buckhead Station	Atlanta, GA	233,930	68,000
06/13/07	Shoppes of Sunset	Miami, FL	21,704	5,000
06/21/07	Medical & Merchants - Crown Bank Outparcel	Jacksonville, FL	3,392	1,333
11/01/07	Sunset II	Miami, FL	27,767	5,400
11/06/07	Concord Outparcel	Miami, FL	N/A	2,400
	Total			$ 133,217

No equity interests were issued or issuable in connection with the above purchases and no contingent payments, options or commitments are provided for in the agreements. No goodwill was recorded in conjunction with any of the individual property acquisitions.

The amounts assigned to intangibles consisting of in-place leases, lease origination costs, above-market leases and below-market leases are $12.2 million, $3.5 million, $3.0 million and ($21.2 million), respectively. The weighted average amortization period is 4.6 years.

4. Accounts and Other Receivables

The following table is a summary of the composition of accounts and other receivables in the consolidated balance sheets:

	December 31,	
	2007	2006
	(in thosands)	
Tenants	$ 15,654	$ 18,312
Other	737	2,264
Allowance for doubtful accounts	(2,243)	(1,609)
Total accounts and other receivables, net	$ 14,148	$ 18,967

5. Other Assets

The following is a summary of the composition of other assets in the consolidated balance sheets:

	December 31,	
	2007	2006
	(In thousands)	
Notes receivable	$ 69	$ 4,800
Deposits and escrow impounds	9,175	11,909
Deferred financing fees, net	6,474	6,307
Leasing commissions, net	10,743	11,134
Intangible assets, net	18,649	20,579
Furniture and equipment, net	2,370	2,700
Prepaid and other assets	14,949	17,927
Total other assets	$ 62,429	$ 75,356

All amounts included as intangible assets (other than goodwill) are subject to amortization. The gross carrying amount and accumulated amortization of our intangible assets as of December 31, 2007 and 2006 was $18.8 million and $14.9 million, and accumulated amortization of $6.6 million and $3.8 million, respectively, for in-place leases, $5.7 million and $5.0 million, and accumulated amortization of $2.2 million and $1.3 million, respectively, for lease origination costs; $4.7 million and $4.8 million, and accumulated amortization of $1.7 million, and $755,000, respectively, for above-market leases; and $8,000 and $1.8 million accumulated amortization of $1,000 and $38,000, respectively, for lease incentives. For the years ended December 31, 2007, 2006 and 2005, the amortization for intangible assets was $1.2 million, $1.8 million and $624,000 respectively. The amortization for the next five years for the recorded intangible assets is approximately $4.1 million, $3.4 million, $2.7 million, $2.1 million and $1.7 million. The amortization for the next five years for the recorded intangible liabilities is approximately $5.0 million, $4.6 million, $3.1 million, $2.3 million and $1.8 million, respectively.

6. Borrowings

The following is a summary of our borrowings, consisting of mortgage notes payable, unsecured senior notes payable and unsecured revolving credit facilities:

Mortgage Notes Payable	December 31, 2007	December 31, 2006
	(In thousands)	
Fixed rate mortgage loans	$ 397,112	$ 391,647
Unamortized net premium on mortgage notes payable	10,455	10,463
Total	$ 407,567	$ 402,110

The weighted average interest rate of the mortgage notes payable at December 31, 2007 and December 31, 2006 was 7.42% and 7.26%, respectively, excluding the effects of the net premium adjustment.

Each of the existing mortgage loans is secured by a mortgage on one or more of our properties. Certain of the mortgage loans involving an aggregate principal balance of approximately $74.9 million contain prohibitions on transfers of ownership which may have been violated by our previous issuances of common stock or in connection with past acquisitions and may be violated by transactions involving our capital stock in the future. If a violation were established, it could serve as a basis for a lender to accelerate amounts due under the affected mortgage. To date, no lender has notified us that it intends to accelerate its mortgage. In the event that the mortgage holders declare defaults under the mortgage documents, we will, if required, repay the remaining mortgage from existing resources, refinancing of such mortgages, borrowings under its revolving lines of credit or other sources of financing. Based on discussions with various lenders, current credit market conditions and other factors, we believe that the mortgages will not be accelerated. Accordingly, we believe that the violations of these prohibitions will not have a material adverse impact on our results of operations or financial condition.

	December 31, 2007	December 31, 2006
	(In thousands)	
Unsecured Senior Notes Payable		
3.875% Senior Notes, due 4/15/09	$ 200,000	$ 200,000
Fair value of interest rate swap	(315)	(3,813)
7.84% Senior Notes, due 1/23/12	25,000	25,000
5.375% Senior Notes, due 10/15/15	120,000	120,000
6.0% Senior Notes, due 9/15/16	125,000	125,000
6.25% Senior Notes, due 1/15/17	125,000	125,000
6.0% Senior Notes, due 9/15/17	150,000	-
Unamortized net premium (discount) on unsecured senior notes payable	(413)	(141)
Total	$ 744,272	$ 591,046

The weighted average interest rate of the unsecured senior notes at December 31, 2007 and 2006 was 5.67% and 5.58%, respectively, excluding the effects of the interest rate swap and net premium adjustment. In April 2007, we completed a private placement of $150.0 million senior unsecured notes that mature on September 15, 2017. Interest is due semi-annually on March 15 and September 15 of each year, with the first payment paid on September 15, 2007. The notes were issued at a discount of $151,500 that is being amortized as interest expense over the life of the notes. The notes are guaranteed by certain of our subsidiaries. On December 5, 2007, we completed an exchange offer of registered notes for the private placement notes.

The indentures under which our unsecured senior notes were issued have several covenants, which limit the ability to incur debt, require us to maintain an unencumbered assets ratio above a specified level and limit the ability to consolidate, sell, lease, or convey substantially all of the assets to, or merge with any other entity. These notes have also been guaranteed by most of our subsidiaries.

On March 24, 2004, we swapped $100.0 million notional principal of the $200.0 million, 3.875% senior notes to a floating interest rate based on the six-month LIBOR in arrears plus 0.4375%. The swap matures April 15, 2009, concurrent with the 3.875% senior notes.

	December 31,	
	2007	2006
Unsecured Revolving Credit Facilities	(In thousands)	
Wells Fargo	$ 37,000	$ 76,500
City National Bank	-	-
Total	$ 37,000	$ 76,500

In January 2006, we entered into an amended and restated unsecured revolving credit facility, with a syndicate of banks for which Wells Fargo Bank, National Association is the sole lead arranger and administrative agent. This facility has a maximum principal amount of $275.0 million and bears interest at our option at (i) LIBOR plus 0.45% to 1.15%, depending on the credit ratings of our senior unsecured notes or (ii) Federal Funds Rate plus 0.5%. The facility is guaranteed by most of our subsidiaries. Based on our current rating, the LIBOR spread is 0.80%. The facility also includes a competitive bid option, which allows us to conduct auctions among the participating banks for borrowings in an amount not to exceed $137.5 million, a $35.0 million swing line facility for short term borrowings, and a $20.0 million letter of credit commitment. At our request, the facility may be increased up to a total commitment of $400.0 million. The facility expires January 17, 2009 with a one-year extension option. In addition, the facility contains customary covenants, including financial covenants regarding debt levels, total liabilities, interest coverage, EBITDA coverage ratios, unencumbered properties and permitted investments which may limit the amount available under the facility. If a default under the facility exists, our ability to pay dividends would be limited to the amount necessary to maintain our status as a REIT unless the default is a payment default or bankruptcy event in which case we would be prohibited from paying any dividends. The interest rate in effect at December 31, 2007 and December 31, 2006, was 5.00% and 5.65%, respectively. The facility also provides collateral for $3.2 million in outstanding letters of credit.

We have a $5.0 million unsecured credit facility with City National Bank of Florida, of which there was no outstanding balance at December 31, 2007 and December 31, 2006. This facility also provides collateral for $1.4 million in outstanding letters of credit. In addition, we also have an additional $55,000 outstanding letter of credit with Bank of America.

As of December 31, 2007, the availability under the various credit facilities was approximately $238.4 million net of outstanding balances and letters of credit.

Principal maturities (including scheduled amortization payments) of the notes payable as of December 31, 2007 are as follows:

Principal Maturities Year ending December 31,	Amount
	(In thousands)
2008	$ 34,090
2009	228,843
2010	119,268
2011	102,197
2012	72,645
Thereafter	622,069
Total	$ 1,179,112

Interest costs incurred, excluding amortization of discount/premium, were $72.4 million, $64.8 million and $60.5 million in the years ended December 31, 2007, 2006, 2005, respectively, of which $3.2 million, $5.8 million and $3.4 million were capitalized, respectively.

7. Consolidating Financial Information

As of December 31, 2007, most of our subsidiaries have guaranteed the Company's unsecured senior debt. The guarantees are joint and several and full and unconditional.

Condensed Balance Sheet As of December 31, 2007	Equity One, Inc.	Combined Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
ASSETS			(In thousands)		
Properties, net	$ 320,703	$ 1,258,413	$ 378,123	$ -	$ 1,957,239
Investment in affiliates	628,309	-	-	(628,309)	-
Other assets	81,989	43,874	91,282	-	217,145
Total Assets	$ 1,031,001	$ 1,302,287	$ 469,405	$ (628,309)	$ 2,174,384
LIABILITIES					
Mortgage notes payable	$ 45,366	$ 134,311	$ 217,435	$ -	$ 397,112
Unsecured revolving credit facilities	37,000	-	-	-	37,000
Unsecured senior notes payable	744,685	-	-	-	744,685
Unamortized premium on notes payable	(310)	3,379	6,973	-	10,042
Other liabilities	69,775	15,536	(16,687)	-	68,624
Total Liabilities	896,516	153,226	207,721	-	1,257,463
MINORITY INTEREST	-	-	-	989	989
STOCKHOLDERS' EQUITY	134,485	1,149,061	261,684	(629,298)	915,932
Total Liabilities and Stockholders' Equity	$ 1,031,001	$ 1,302,287	$ 469,405	$ (628,309)	$ 2,174,384

Condensed Balance Sheet As of December 31, 2006	Equity One, Inc.	Combined Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
			(In thousands)		
ASSETS					
Properties, net	$ 355,817	$ 1,003,181	$ 526,713	$ -	$ 1,885,711
Investment in affiliates	700,622	140,134	(201,618)	(639,138)	-
Other assets	48,917	38,575	96,572	-	184,064
Total Assets	$ 1,105,356	$ 1,181,890	$ 421,667	$ (639,138)	$ 2,069,775
LIABILITIES					
Mortgage notes payable	$ 47,113	$ 99,867	$ 244,667	$ -	$ 391,647
Unsecured revolving credit facilities	76,500	-	-	-	76,500
Unsecured senior notes payable	591,187	-	-	-	591,187
Unamortized premium on notes payable	11	2,346	7,965	-	10,322
Other liabilities	26,217	28,623	18,612	-	73,452
Total Liabilities	741,028	130,836	271,244	-	1,143,108
MINORITY INTEREST	-	-	-	989	989
STOCKHOLDERS' EQUITY	364,328	1,051,054	150,423	(640,127)	925,678
Total Liabilities and Stockholders' Equity	$ 1,105,356	$ 1,181,890	$ 421,667	$ (639,138)	$ 2,069,775

Condensed Statement of Operations for the year ended December 31, 2007	Equity One Inc.	Combined Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
			(In thousands)		
REVENUE:					
Minimum rents	$ 32,889	$ 115,901	$ 40,937	$ -	$ 189,727
Expense recoveries	9,507	30,577	13,439	-	53,523
Percentage rent	194	1,292	714	-	2,200
Management and leasing services	-	1,163	-	-	1,163
Total revenue	42,590	148,933	55,090	-	246,613
EQUITY IN SUBSIDIARIES EARNINGS	103,208	-	-	(103,208)	-
COSTS AND EXPENSES:					
Property operating	10,919	38,704	14,877	-	64,500
Management and leasing services	-	963	-	-	963
Rental property depreciation and amortization	7,059	29,098	9,946	-	46,103
General and administrative	22,621	3,109	116	-	25,846
Total costs and expenses	40,599	71,874	24,939	-	137,412
INCOME BEFORE OTHER INCOME AND EXPENSES, MINORITY INTEREST AND DISCONTINUED OPERATIONS	105,199	77,059	30,151	(103,208)	109,201
OTHER INCOME AND EXPENSES:					
Investment income	1,147	34	6,148	-	7,329
Other income	310	-	-	-	310
Interest expense	(43,381)	(8,293)	(14,989)	-	(66,663)
Amortization of deferred financing fees	(1,474)	(76)	(130)	-	(1,680)
Gain on the sale of real estate	1,027	1,510	-	-	2,537
Loss on the sale of fixed assets	(283)	-	-	-	(283)
Impairment loss	-	-	(1,851)	-	(1,851)
INCOME BEFORE MINORITY INTEREST AND DISCONTINUED OPERATIONS	62,545	70,234	19,329	(103,208)	48,900
Minority Interest	-	-	(112)	-	(112)
INCOME FROM CONTINUING OPERATIONS	62,545	70,234	19,217	(103,208)	48,788
DISCONTINUED OPERATIONS:					
Operations of income producing-properties sold or held for sale	418	1,460	(166)	-	1,712
Gain on disposal of income-producing properties	6,422	9,761	2,702	-	18,885
Income from discontinued operations	6,840	11,221	2,536	-	20,597
NET INCOME	$ 69,385	$ 81,455	$ 21,753	$ (103,208)	$ 69,385

Condensed Statement of Operations for the year ended December 31, 2006	Equity One Inc.	Combined Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
			(In thousands)		
REVENUE:					
Minimum rents	$ 34,766	$ 90,610	$ 46,226	$ -	$ 171,602
Expense recoveries	9,474	26,289	13,313	-	49,076
Percentage rent	178	1,303	551	-	2,032
Management and leasing services	-	2,067	-	-	2,067
Total revenue	44,418	120,269	60,090	-	224,777
EQUITY IN SUBSIDIARIES EARNINGS	203,222	-	-	(203,222)	-
COSTS AND EXPENSES:					
Property operating	10,387	36,319	14,455	-	61,161
Management and leasing services	275	1,406	180	-	1,861
Rental property depreciation and amortization	6,785	22,047	11,480	-	40,312
General and administrative	25,851	3,906	-	-	29,757
Total costs and expenses	43,298	63,678	26,115	-	133,091
INCOME BEFORE OTHER INCOME AND EXPENSES, MINORITY INTEREST AND DISCONTINUED OPERATIONS	204,342	56,591	33,975	(203,222)	91,686
OTHER INCOME AND EXPENSES:					
Investment income	2,883	265	4,339	-	7,487
Equity in income of unconsolidated joint ventures	-	1,650	-	-	1,650
Other income	389	-	-	-	389
Interest expense	(33,040)	(5,771)	(15,172)	-	(53,983)
Amortization of deferred financing fees	(1,280)	(76)	(129)	-	(1,485)
Gain on the sale of real estate	-	5,651	1,286	-	6,937
Gain (loss) on extinguishment of debt	457	-	(292)	-	165
INCOME BEFORE MINORITY INTEREST AND DISCONTINUED OPERATIONS	173,751	58,310	24,007	(203,222)	52,846
Minority Interest	-	-	(206)	-	(206)
INCOME FROM CONTINUING OPERATIONS	173,751	58,310	23,801	(203,222)	52,640
DISCONTINUED OPERATIONS:					
Operations of income producing-properties sold or held for sale	2,144	7,582	(579)	-	9,147
Gain on disposal of income-producing properties	1,060	108,337	5,771	-	115,168
Income from discontinued operations	3,204	115,919	5,192	-	124,315
NET INCOME	$ 176,955	$ 174,229	$ 28,993	$ (203,222)	$ 176,955

Condensed Statement of Operations for the year ended December 31, 2005	Equity One Inc.	Combined Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
			(In thousands)		
REVENUE:					
Minimum rents	$ 34,929	$ 79,753	$ 42,454	$ -	$ 157,136
Expense recoveries	9,104	20,695	12,662	-	42,461
Percentage rent	173	947	566	-	1,686
Management and leasing services	50	448	-	-	498
Total revenue	44,256	101,843	55,682	-	201,781
EQUITY IN SUBSIDIARIES EARNINGS	91,447	-	-	(91,447)	-
COSTS AND EXPENSES:					
Property operating	10,054	28,560	12,741	-	51,355
Management and leasing services	-	229	-	-	229
Rental property depreciation and amortization	6,292	18,174	9,001	-	33,467
General and administrative	16,962	2,478	294	-	19,734
Total costs and expenses	33,308	49,441	22,036	-	104,785
INCOME BEFORE OTHER INCOME AND EXPENSES, MINORITY INTEREST AND DISCONTINUED OPERATIONS	102,395	52,402	33,646	(91,447)	96,996
OTHER INCOME AND EXPENSES:					
Investment income	7,503	280	158	-	7,941
Interest expense	(22,891)	(7,910)	(16,507)	-	(47,308)
Amortization of deferred financing fees	(1,209)	(57)	(183)	-	(1,449)
INCOME BEFORE MINORITY INTEREST AND DISCONTINUED OPERATIONS	85,798	44,715	17,114	(91,447)	56,180
Minority Interest	(78)	-	(110)	-	(188)
INCOME FROM CONTINUING OPERATIONS	85,720	44,715	17,004	(91,447)	55,992
DISCONTINUED OPERATIONS:					
Operations of income-producing properties sold or held for sale	3,155	20,305	1,829	-	25,289
Gain on disposal of income-producing properties	3,866	3,837	3,757	-	11,460
Income from discontinued operations	7,021	24,142	5,586	-	36,749
NET INCOME	$ 92,741	$ 68,857	$ 22,590	$ (91,447)	$ 92,741

Condensed Statement of Cash Flows for the year ended December 31, 2007	Equity One, Inc.	Combined Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
	(In thousands)			
Net cash provided by operating activities	(17,171)	95,255	28,932	107,016
INVESTING ACTIVITIES:				
Additions to and purchase of rental property	(2,421)	(106,323)	1,157	(107,587)
Purchased s of land held for development	-	(2,529)	(122)	(2,651)
Additions to construciton in progress	(58)	(14,256)	(898)	(15,212)
Proceeds from disposal of rental properties	29,833	37,793	3,647	71,273
Increase in cash held in escrow	(52,913)	-	-	(52,913)
Proceeds from sale of securities	2,822	-	-	2,822
Cash used to purchase securities	(1,181)		-	(1,181)
Addtions to notes receivable	-	(14)		(14)
Proceeds from repayment of notes receivable	4,706	26	13	4,745
Increase in deferred financing costs	(3,884)	-	-	(3,884)
Advances from (to) affiliates	22,271	(3,157)	(19,114)	-
Net cash (used in) provided by investing activities	(825)	(88,460)	(15,317)	(104,602)
FINANCING ACTIVITIES:				
Repayment of mortgage notes payable	(1,860)	(6,795)	(13,615)	(22,270)
Net repayments under revolving credit facilities	(39,500)	-	-	(39,500)
Proceeds from senior debt offering	148,874	-	-	148,874
Cash paid for settlement of interest rate contracts	(2,498)	-	-	(2,498)
Increase in deferred financing costs	(878)	-	-	(878)
Stock issuance costs	3,882	-	-	3,882
Cash dividends paid to stockholders	(88,599)	-	-	(88,599)
Distributions to minority interest	(112)	-	-	(112)
Net cash used in financing activities	19,309	(6,795)	(13,615)	(1,101)
Net increase in cash and cash equivalents	1,313	-	-	1,313
Cash and cash equivalents at beginning of the period	-	-	-	-
Cash and cash equivalents at end of the period	$ 1,313	$ -	$ -	$ 1,313

Condensed Statement of Cash Flows for the year ended December 31, 2006	Equity One, Inc.	Combined Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
		(In thousands)		
Net cash provided by operating activities	$ (39,286)	$ 106,419	$ 27,510	$ 94,643
INVESTING ACTIVITIES:				
Additions to and purchase of rental property	(5,648)	(72,671)	(107,687)	(186,006)
Land held for development	-	(20,740)	(25,044)	(45,784)
Additions to construction in progress	(2,462)	(32,011)	(12,956)	(47,429)
Proceeds from disposal of rental properties	2,569	381,348	27,173	411,090
Increase in cash held in escrow	(1,547)	-	-	(1,547)
Increase in deferred leasing costs	(810)	(4,505)	(848)	(6,163)
Additions to notes receivable		(18)	(15)	(33)
Proceeds from repayment of notes receivable	5,693	28	14	5,735
Proceeds from sale of securities	12,852	-	-	12,852
Cash used to purchase securities	(434)	-	(29,403)	(29,837)
Advances from (to) affiliates	151,090	(330,322)	179,232	-
Distributions from unconsolidated joint ventures from sale of property	-	-	1,935	1,935
Net cash (used in) provided by investing activities	161,303	(78,891)	32,401	114,813
FINANCING ACTIVITIES:				
Repayment of mortgage notes payable	(1,619)	(27,350)	(59,911)	(88,880)
Net repayments under revolving credit facilities	(16,665)	-	-	(16,665)
Proceeds from senior debt offering	246,868	-	-	246,868
Repayment of senior debt	(125,000)	-	-	(125,000)
Increase in deferred financing costs	(1,947)	-	-	(1,947)
Proceeds from issuance of common stock	8,083	-	-	8,083
Repayment of notes receivable from issuance of common stock	65	-	-	65
Stock issuance costs	(69)	-	-	(69)
Repurchase of common stock	(69,103)	-	-	(69,103)
Cash dividends paid to stockholders	(162,704)	-	-	(162,704)
Distributions to minority interest	(28)	(178)	-	(206)
Net cash used in financing activities	(122,119)	(27,528)	(59,911)	(209,558)
Net increase in cash and cash equivalents	(102)	-	-	(102)
Cash and cash equivalents at beginning of the period	102	-	-	102
Cash and cash equivalents at end of the period	$ -	$ -	$ -	$ -

Condensed Statement of Cash Flows for the year ended December 31, 2005	Equity One, Inc.	Combined Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
		(In thousands)		
Net cash provided by operating activities	$ (2,477)	$ 90,685	$ 28,984	$ 117,192
INVESTING ACTIVITIES:				
Additions to and purchase of rental property	(2,673)	(31,991)	(1,417)	(36,081)
Land held for development	(1,215)	(28,075)	-	(29,290)
Additions to construction in progress	-	(15,551)	(7,507)	(23,058)
Proceeds from disposal of rental properties	15,482	12,682	15,860	44,024
Increase in cash held in escrow	(51)	-	-	(51)
Increase in deferred leasing costs	(1,239)	(3,962)	(676)	(5,877)
Additions to notes receivable	(4,215)	(12)	-	(4,227)
Proceeds from repayment of notes receivable	18	17	5	40
Proceeds from sale of securities	32,764	-	-	32,764
Cash used to purchase securities	(12,212)	-	(48,391)	(60,603)
Advances from (to) affiliates	(36,139)	(1,915)	38,054	-
Distributions to unconsolidated joint ventures from sale of property	-	-	(12)	(12)
Net cash (used in) provided by investing activities	(9,480)	(68,807)	(4,084)	(82,371)
FINANCING ACTIVITIES:				
Repayment of mortgage notes payable	(1,513)	(21,828)	(24,790)	(48,131)
Net repayments under revolving credit facilities	(53,835)	-	-	(53,835)
Proceeds from senior debt offering	118,606	-	-	118,606
Increase in deferred financing costs	(463)	-	-	(463)
Proceeds from issuance of common stock	31,510	-	-	31,510
Stock issuance costs	(181)	-	-	(181)
Repayment of notes receivable from issuance of common stock	85	-	-	85
Cash dividends paid to stockholders	(87,272)	-	-	(87,272)
Distributions to minority interest	-	(50)	(110)	(160)
Net cash used in financing activities	6,937	(21,878)	(24,900)	(39,841)
Net increase in cash and cash equivalents	(5,020)	-	-	(5,020)
Cash and cash equivalents at beginning of the period	5,122	-	-	5,122
Cash and cash equivalents at end of the period	$ 102	$ -	$ -	$ 102

9. Property Held for Sale and Dispositions

Portfolio Dispositions

In April 2006, we sold 29 of our properties located in Texas (the "Texas Properties") to EQYInvest Texas, LLC, a Delaware limited liability company, in which we retained a 20% interest (the "JV"). In connection with the sale, we agreed to manage and lease the Texas Properties on behalf of the JV. In December 2006, we disposed of our 20% interest in the JV, but continued to manage and lease the properties under the management agreement. As of May 31, 2007, all services provided under that agreement ceased.

We had guaranteed the joint venture an operating return based on certain predetermined targets for the first twelve months following the sale, which required us to pay to the joint venture an amount up to $2.0 million in the event that the joint venture did not achieve its targeted operating returns. We had also agreed to fund remaining construction costs to complete various projects in an amount up to $1.6 million. In August 2007, we paid approximately $1.5 million and $1.6 million, respectively, for each guarantee. As of December 31, 2007, we have fulfilled all obligations related to the joint venture.

Individual Property Dispositions

As of December 31, 2007, one parcel of land was held for sale with a net book value of $323,000.

The following table reflects individual properties sold during 2007:

Date	Property	City, State	Gross Leasable Area	Sales Price	Gain (loss) On Sale
			(In square feet)	(In thousands)	
Income-producing properties					
01/11/07	Pinhook Plaza Office Building	Lafayette, LA	4,406	$ 350	$ 266
03/14/07	Eustis Square Shopping Center	Eustis, FL	126,791	7,100	1,454
11/19/07	Commonwealth	Jacksonville, FL	81,467	7,307	3,290
12/11/07	Monument Point	Jacksonville, FL	75,128	6,000	2,664
12/11/07	Skipper Palms	Tampa, FL	86,355	7,750	2,656
12/13/07	Colony Square	Fitzgerald, GA	50,000	575	(13)
12/13/07	West Towne Square	Rome, GA	89,596	3,575	(92)
12/20/07	Parkmore Plaza	Pensacola, FL	159,093	9,100	3,047
12/20/07	Pensacola Plaza	Pensacola, FL	56,098	2,800	678
12/20/07	Shelby Plaza	Shelby, NC	103,200	3,815	986
12/20/07	Smyrna Village	Smyrna, TN	83,334	8,350	2,023
12/20/07	Spring Valley	Columbia, SC	75,415	7,900	1,698
12/20/07	Westgate	Mobile, AL	64,378	5,100	820
12/31/07	Plaza North	Hendersonville, NC	47,240	2,300	(826)
	Subtotal			$ 72,022	$ 18,651
Sale of real estate					
03/22/07	Venice Plaza Outparcel	Venice, FL	N/A	$ 1,500	$ 1,028
06/13/07	Shops of Hampton Oaks Outparcel	Atlanta, GA	N/A	1,300	303
06/29/07	Winchester Plaza Outparcel	Huntsville, AL	N/A	550	254
08/31/07	Winchester Plaza Outparcel	Huntsville, AL	N/A	575	408
11/19/07	Commonwealth Land	Jacksonville, FL	N/A	1,118	347
12/20/07	Shelby Land	Shelby, NC	N/A	450	197
	Subtotal			$ 5,493	$ 2,537
	Total			$ 77,515	$ 21,188

Pursuant to SFAS No. 144, the accompanying statements of operations have been retrospectively adjusted to reflect the classification of discontinued operations. The summary selected operating results for income-producing properties disposed of or designated as held for sale as of December 31, 2007, 2006 and 2005 with no significant continuing involvement, are as follows:

	2007	2006	2005
		(In thousands)	
Rental Revenue:	$ 8,206	$ 23,237	$ 53,458
Expenses:			
Property operating expenses	2,635	6,193	13,451
Rental property depreciation and amortization	1,411	4,479	9,980
Interest expense	444	1,539	4,675
Amortization of deferred financing fees	4	18	63
Other (income) expense	2,000	1,861	-
Operations of income-producing properties sold or held for sale	$ 1,712	$ 9,147	$ 25,289

10. Stockholders' Equity and Earnings Per Share

Common Stock

The following table reflects the change in number of shares of common stock issued for the year ended December 31, 2007:

	Common Stock	Options Exercised	Total
		(In thousands)	
Board of Directors*	29	141	170
Officers*	83	267	350
Employees and other	20	5	25
Total	132	413	545

*Net of shares surrendered on the exercise of options.

Common Stock Repurchases

In May 2006, we commenced a program to repurchase up to $100.0 million of the Company's outstanding common stock. During the period May 2006 through December 2006, through periodic open-market transactions or through privately negotiated transactions, we repurchased and retired 3.0 million common shares, at an average purchase price of $22.68 per share, at an aggregate cost of $69.1 million. No common stock repurchases were made during 2007.

Dividend Reinvestment Plan

We had a Dividend Reinvestment and Share Purchase Plan whereby stockholders could invest cash distributions and make optional cash purchases of our common stock. Effective March 2006, the plan was suspended, with approximately 5.4 million shares still available for sale.

Earnings per Share

The following is a reconciliation of the amounts of net income and shares of common stock used in calculating basic and diluted per-share income ("EPS") for the years ended December 31, 2007, 2006 and 2005:

	For the Year Ended December 31, 2007		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(In thousands, except per share amounts)		
Net Income	$ 69,385		
Basic EPS			
Income attributable to common stockholders	$ 69,385	73,091	$ 0.95
Effect of Dilutive Securities			
Walden Woods Village, Ltd.	112	94	
Unvested restricted stock using the treasury method		99	
Common stock options using the treasury method		78	
	112	271	
Diluted EPS			
Income attributable to common stockholders assuming conversions	$ 69,497	73,362	$ 0.95

Options to purchase 119,660 shares of common stock at prices ranging from $26.41 to $28.05 per share were outstanding at December 31, 2007, but were not included in the computation of diluted EPS because the option price was greater than the average market price of common shares.

	For the Year Ended December 31, 2006		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(In thousands, except per share amounts)		
Net Income	$ 176,955		
Basic EPS			
Income attributable to common stockholders	$ 176,955	73,598	$ 2.40
Effect of Dilutive Securities			
Walden Woods Village, Ltd.	206	94	
Unvested restricted stock	-	439	
Stock options	-	193	
	206	726	
Diluted EPS			
Income attributable to common stockholders assuming conversions	$ 177,161	74,324	$ 2.38

Options to purchase 1.8 million shares of common stock at prices ranging from $24.12 to $28.05 per share were outstanding at December 31, 2006, but were not included in the computation of diluted EPS because the option price was greater than the average market price of common shares.

	For the Year Ended December 31, 2005 (In thousands, except per share amounts)		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Net Income	$ 92,741		
Basic EPS			
Income attributable to common stockholders	$ 92,741	73,840	$ 1.26
Effect of Dilutive Securities			
Walden Woods Village, Ltd.	109	94	
Unvested restricted stock	-	575	
Stock options	-	281	
	109	950	
Diluted EPS			
Income attributable to common stockholders assuming conversions	$ 92,850	74,790	$ 1.24

Options to purchase 10,000 shares of common stock at $23.52 per share were outstanding at December 31, 2005, but were not included in the computation of diluted EPS because the option price was greater than the average market price of common shares.

11. Share-Based Compensation and Other Benefit Plans

On October 23, 1996, we adopted the Equity One, Inc. 1995 Stock Option Plan (the "Plan"), which was amended December 10, 1998. The purpose of the Plan is to further our growth by offering incentives to our directors, officers and other key employees, and to increase stock ownership by these directors, officers and employees. The effective date of the Plan was January 1, 1996. The maximum number of shares of common stock as to which options may be granted under this Plan is 1.0 million shares, which is reduced each year by the required or discretionary grant of options. The term of each option is determined by the compensation committee of our Board of Directors, but in no event can be longer than ten years from the date of the grant. The vesting of the options is determined by the committee, in its sole and absolute discretion, at the date of grant of the option.

On June 23, 2000, we, with shareholder approval, adopted the Equity One 2000 Executive Incentive Compensation Plan (the "2000 Plan"). The 2000 Plan provides for grants of stock options, stock appreciation rights ("SARs"), restricted stock, and deferred stock, other stock-related awards and performance or annual incentive awards that may be settled in cash, stock or other property. The persons eligible to receive an award under the 2000 Plan are our officers, directors, employees and independent contractors. Following an amendment to the 2000 Plan, approved by our stockholders on June 4, 2007, the total number of shares of common stock that may be issuable under the 2000 Plan is 8.5 million shares, plus (i) the number of shares with respect to which options previously granted under the 2000 Plan terminate without being exercised, and (ii) the number of shares that are surrendered in payment of the exercise price for any awards or any tax withholding requirements. In an amendment to the 2000 Plan approved by our stockholders in July 2004, the compensation committee expanded the list of business criteria that the committee may use in granting performance awards and annual incentive awards under the 2000 Plan intended to qualify for the exclusions from the limitations of Section 162(m) of the Internal Revenue Code and modified the definition of a "change of control" to include, in addition to other instances, following approval by stockholders of any reorganization, merger or consolidation or other transaction or series of transactions if persons who were stockholders immediately prior to such reorganization, merger or consolidation or other transaction do not, immediately thereafter, own more than 50% of the combined voting power of the reorganized, merger or consolidated company's then outstanding voting securities (previously the threshold was 26%). The 2000 Plan will terminate on the earlier of the day before the tenth anniversary of the stockholders' approval of the 2000 Plan or the date on which all shares reserved for issuance under the 2000 Plan have been issued.

Options

As of December 31, 2007, we have options outstanding under four share-based compensations plans. The 2000 Plan authorized the grant of options, common stock and other share-based awards for up to 8.5 million shares of common stock, of which 3.7 million shares are available for issuance. The IRT Property Company 1998 Long Term Incentive Plan similarly authorized the grant of options, common stock and other share-based awards for up to 1,462,500 shares of common stock, of which 14,400 shares are available for issuance. The Plan authorized the grant of option awards for up to 1.0 million shares of common stock, all of which have been issued. The IRT Property Company 1989 Stock Option Plan authorized the grant of stock options and other share-based awards for up to 956,250 shares of common stock, of which no shares are available for issuance. In addition, in connection with the initial employment of Jeffrey S. Olson, our Chief Executive Officer, we issued Mr. Olson 364,660 options to purchase 364,660 shares of common stock.

The term of each award is determined by our compensation committee, but in no event can be longer than ten years from the date of the grant. The vesting of the awards is determined by the committee, in its sole and absolute discretion, at the date of grant of the award. Dividends are paid on unvested shares of restricted stock. Certain options and share awards provide for accelerated vesting if there is a change in control, as defined in the 2000 Plan.

The fair value of each option award during 2007 is estimated on the date of grant using the binomial option-pricing model. Expected volatilities, dividend yields, employee exercises and employee terminations are primarily based on historical data. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. We measure compensation costs for restricted stock awards based on the fair value of our common stock at the date of the grant and charge to expense such amounts to earnings ratably over the vesting period. For grants with a graded vesting schedule we have elected to recognize compensation expense on a straight-line basis.

The following is a summary of our stock option activity for the years ended December 31, 2007, 2006 and 2005:

	2007		2006		2005	
	Shares Under Option	Weighted-Average Exercise Price	Shares Under Option	Weighted-Average Exercise Price	Shares Under Option	Weighted-Average Exercise Price
	(In thousands)		(In thousands)		(In thousands)	
Outstanding at the beginning of the year	2,437	$ 22.82	977	$ 16.00	1,481	$ 14.52
Granted	305	23.40	1,843	24.77	106	20.89
Exercised	(412)	17.36	(383)	14.85	(596)	13.26
Forfeited or expired	(5)	27.28	-	-	(14)	12.93
Outstanding at the end of the year	2,325	$ 23.85	2,437	$ 22.82	977	$ 16.00
Vested at the end of year	678	$ 22.29	168	$ 14.93	428	$ 14.11
Weighted average fair value of options granted during the year		$ 3.43		$ 3.17		$ 4.48

Cash received from stock options exercised during the years ended December 31, 2007, 2006 and 2005 was $3.8 million, $3.0 million and $2.1 million, respectively.

At December 31, 2007, the aggregate intrinsic value of outstanding unvested options that are expected to vest was less than the exercise price and the intrinsic value of options exercisable was $498,300.

The total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 was $3.9 million, $3.6 million and $7.8 million, respectively.

The fair value of each option grant was estimated on the grant date using a binomial option-pricing model with the following assumptions for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
Dividend Yield	5.1%	4.7% - 5.0%	5.0%
Risk-free interest rate	4.1% - 4.9%	4.6% - 4.8%	4.0% - 4.2%
Expected option life (years)	4.3	3.0 - 3.3	10
Expected volatility	20.0% - 22.0%	20.0%	19.0% - 22.0%

In determining the fair value of the option grants made during 2007, management included in the assumptions the probability of involuntary early exercise based on historical patterns, actuarial data, and potential change of control events.

The options were granted with an exercise price equivalent to the current stock price on the grant date or the ten-day average of the stock price prior to the grant date.

The following table summarizes information about outstanding stock options as of December 31, 2007:

Options Outstanding			Options Exercisable
	Number of Options Outstanding	Weighted Average Remaining Contractual Life	Number of Options Exercisable
	(In thousands)	(In years)	(In thousands)
Exercise Price			
$10.00-10.99	42	0.80	42
$11.00-11.99	1	0.50	1
$13.00-13.99	5	4.40	5
$17.00-17.99	135	6.00	135
$23.00-23.99	285	9.80	10
$24.00-24.99	1,237	8.70	310
$25.00-25.99	500	8.90	125
$26.00-26.99	95	8.80	42
$28.00-28.99	25	8.90	8
	2,325		678

Restricted Stock Grants

Our compensation committee grants restricted stock to our officers, directors, and other employees. Vesting periods for the restricted stock are determined by our compensation committee. We measure compensation costs for restricted stock awards based on the fair value of our common stock at the date of the grant and expense such amounts ratably over the vesting period. As of December 31, 2007, we had 492,000 shares of non-vested restricted stock grants outstanding.

The following table provides a summary of restricted stock activity:

	Unvested Shares	Weighted-Average Price
	(In thousands)	
Unvested at December 31, 2006	381	$ 23.58
Granted	393	26.38
Vested	(252)	24.13
Forfeited	(30)	23.75
Unvested at December 31, 2007	492	$ 25.52

As of December 31, 2007, there was $16.4 million of total unrecognized compensation expense related to unvested share-based compensation arrangements (options and unvested restricted shares) granted under our plans. This cost is expected to be recognized over the next 4.0 years. The total vesting-date value of the shares that vested during the year ended December 31, 2007 was $4.0 million.

401(k) Plan

We have a 401(k) defined contribution plan (the "401(k) Plan") covering substantially all of our officers and employees which permits participants to defer compensation up to the maximum amount permitted by law. We match 100% of each employee's contribution up to 3.0% of the employee's annual compensation and, thereafter, match 50% of the next 3.0% of the employee's annual compensation. Employee's contributions and our matching contributions vest immediately. Our contributions to the 401(k) Plan for the years ended December 31, 2007, 2006 and 2005 were $249,000, $295,000, and $288,000, respectively. Effective January 1, 2007, the 401(k) Plan discontinued purchasing publicly traded shares of the Company's common stock as matching contributions.

Deferred Compensation Plan

During 2005, we established a non-qualified deferred compensation plan that permits eligible employees to defer a portion of their compensation. The deferred compensation liability (included in accounts payable in the accompanying balance sheet) was $569,000 at December 31, 2007. We have established a grantor trust (Rabbi Trust) to provide funding for benefits payable under this plan. The assets held in the trust at December 31, 2007 amounted to $569,000. The Rabbi Trust's assets consist of short-term cash investments and a managed portfolio of equity securities. These assets are included in other assets in the accompanying balance sheets.

2004 Employee Stock Purchase Plan

Under the 2004 Employee Stock Purchase Plan (the "Purchase Plan") (implemented in October 2004), our employees, including our directors who are employees, are eligible to participate in quarterly plan offerings in which payroll deductions may be used to purchase shares of our common stock. The purchase price per share is 90% of the average closing price per share of our common stock on the NYSE on the five trading days that immediately precede the date of purchase, provided, however, that in no event shall the exercise price per share of common stock on the exercise date of an offering period be less than the lower 85% of (i) the market price on the first day of the offering period or (ii) the market price on the exercise date.

Long-Term Incentive Compensation Plans

Three of our executive officers are eligible for long-term incentive compensation subject to a performance-based schedule at the end of an approximate four-year performance period. In order for participants to receive compensation, our Total Shareholder Return ("TSR") over the performance period must exceed 6% and achieve a certain spread against the average TSR of a defined peer group.

We determine the fair value of TSR grants annually based upon a Monte Carlo simulation model, and recognize compensation expense accordingly over the vesting period. The level of cash compensation available depends on the spread between our TSR and the average TSR of the peer group companies.

12. Future Minimum Rental Income

Our properties are leased to tenants under operating leases with expiration dates extending to the year 2032. Future minimum rents under noncancelable operating leases as of December 31, 2007, excluding tenant reimbursements of operating expenses and percentage rent based on tenants' sales volume are as follows:

Year Ending	Amount
	(In thousands)
2008	$ 178,107
2009	157,233
2010	134,083
2011	111,144
2012	87,940
Thereafter	314,057
Total	$ 982,564

13. Commitments and Contingent Liabilities

Letters of Credit. As of December 31, 2007 and 2006, we have pledged letters of credit for $4.7 million and $6.1 million, respectively, as additional security for certain property matters. The letters of credit are generally secured by our revolving credit facilities.

Construction Commitments. We have entered into construction commitments and, as of December 31, 2007, have outstanding commitments of $8.1 million, based on current plans and estimates, in order to complete current development and redevelopment projects. These obligations, comprised principally of construction contracts, are generally due as the work is performed and are expected to be financed by our available credit facilities.

Operating Lease Obligations. Certain of our properties are subject to ground leases, which are accounted for as operating leases and have annual obligations of approximately $100,000.

Non-Recourse Debt Guarantees. Under certain of our non-recourse mortgage loans, we could, under certain circumstances, be responsible for portions of the mortgage indebtedness in connection with certain customary non-recourse carve-out provisions, such as environmental conditions, misuse of funds and material misrepresentations. In our judgment, it would be extremely unlikely for us to incur any material liability under these guarantees that will have a material adverse effect on our financial condition, results of operations, or cash flow.

Litigation. We are subject to litigation in the normal course of business, none of which as of December 31, 2007 in the opinion of management, will have a material adverse effect on our financial condition, results of operations, or cash flows.

14. Environmental Matters

We are subject to numerous environmental laws and regulations. The operation of dry cleaning and gas station facilities at our shopping centers are the principal environmental concerns. We require that the tenants who operate these facilities do so in material compliance with current laws and regulations and we have established procedures to monitor their operations. Additionally, we use all legal means to cause tenants to remove dry cleaning plants from our shopping centers. Where available, we have applied and been accepted into state sponsored environmental programs. Several properties in the portfolio will require or are currently undergoing varying levels of environmental remediation. However, we have environmental insurance policies covering most of our properties. Management believes that the ultimate disposition of currently known environmental matters will not have a material effect on our financial position, liquidity or operations.

15. Subsequent Events

Subsequent to year end, we entered into a joint venture with Global Retail Investors, LLC (GRI), an entity formed by an affiliate of First Washington Realty, Inc. and California Public Employees' Retirement System, to invest in shopping centers throughout the United States. The joint venture will be 90% owned by GRI and 10% owned by one of our affiliates. We will manage and lease properties acquired by the joint venture. As its first investment, the new joint venture acquired a Class-A grocery-anchored shopping center for approximately $37 million. The property is located in Miami, Florida.

16. Quarterly Financial Data (unaudited)

	First Quarter [1]	Second Quarter [1]	Third Quarter [1]	Fourth Quarter [1]	Total [2]
2007:					
Total revenues	$ 61,470	$ 63,158	$ 61,313	$ 60,672	$ 246,613
Income from continuing operations	$ 17,185	$ 12,688	$ 10,004	$ 8,911	$ 48,788
Net income	$ 20,019	$ 12,868	$ 10,666	$ 25,832	$ 69,385
Basic per share data					
Income from continuing operations	$ 0.24	$ 0.17	$ 0.14	$ 0.12	$ 0.67
Net Income	$ 0.27	$ 0.18	$ 0.15	$ 0.35	$ 0.95
Diluted per share data					
Income from continuing operations	$ 0.23	$ 0.17	$ 0.14	$ 0.12	$ 0.67
Net income	$ 0.27	$ 0.17	$ 0.14	$ 0.35	$ 0.95

[1] Reclassified to reflect the reporting of discontinued operations.

[2] The sum of quarterly earnings per share amounts may differ from annual earnings per share.

	First Quarter [1]	Second Quarter [1]	Third Quarter [1]	Fourth Quarter [1]	Total [2]
2006:					
Total revenues	$ 53,404	$ 55,199	$ 55,423	$ 60,751	$ 224,777
Income from continuing operations	$ 15,102	$ 18,358	$ 10,615	$ 8,565	$ 52,640
Net income	$ 22,365	$ 111,347	$ 14,120	$ 29,123	$ 176,955
Basic per share data					
Income from continuing operations	$ 0.20	$ 0.25	$ 0.15	$ 0.12	$ 0.71
Net Income	$ 0.30	$ 1.50	$ 0.19	$ 0.40	$ 2.40
Diluted per share data					
Income from continuing operations	$ 0.20	$ 0.24	$ 0.14	$ 0.12	$ 0.71
Net income	$ 0.29	$ 1.48	$ 0.19	$ 0.40	$ 2.38

[1] Reclassified to reflect the reporting of discontinued operations.

[2] The sum of quarterly earnings per share amounts may differ from annual earnings per share.

** * * *

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SCHEDULE III
Equity One, Inc.

REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION
December 31, 2007
(in thousands)

			INITIAL COST TO COMPANY			GROSS AMOUNTS AT WHICH CARRIED AT CLOSE OF PERIOD						
Property	Location	Encumbrances	Land	Building & Improvements	Capitalized Subsequent to Acquisition or Improvements	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Depreciable Life (yrs)
2400 PGA	FL	$ -	$ 1,418	$ -	$ -	$ 1,418	$ -	$ 1,419	$ -		03/20/06	40
4101 South I-85 Industrial	NC	-	1,619	950	585	1,619	1,535	3,154	(228)	1956,1963	02/12/03	40
Alafaya Commons	FL	-	6,858	10,720	1,217	6,858	11,937	18,795	(1,356)	1987	02/12/03	40
Alafaya Village	FL	4,032	1,444	4,967	80	1,444	5,047	6,491	(250)	1986	04/20/06	40
Ambassador Row	LA	-	3,880	10,570	1,324	3,880	11,894	15,774	(1,574)	1980	02/12/03	40
Ambassador Row Courtyard	LA	-	3,110	9,208	1,840	3,110	11,048	14,158	(1,433)	1986	02/12/03	40
Atlantic Village	FL	-	1,190	4,760	1,246	1,190	6,006	7,196	(2,297)	1984	06/30/95	40
Banco Popular Building	FL	-	3,363	1,566	152	3,363	1,718	5,081	(140)	1971	09/27/05	40
Bay Pointe Plaza	FL	-	4,655	5,870	82	4,655	5,952	10,607	(793)	1984	02/12/03	40
Beauclerc Village	FL	-	651	2,242	758	651	3,000	3,651	(1,070)	1962	05/15/98	40
Belfair Towne Village	SC	10,508	11,071	10,037	4,036	11,238	13,906	25,144	(1,420)	2000	12/22/03	40
Bird Ludlum	FL	7,566	4,088	16,318	677	4,088	16,995	21,083	(5,860)	1988	08/11/94	40
Bluebonnet Village	LA	-	2,790	4,231	1,130	2,449	5,702	8,151	(589)	1983	02/12/03	40
Bluffs Square Shoppes	FL	9,706	3,232	9,917	297	3,232	10,214	13,446	(2,370)	1986	08/15/00	33
Boca Village	FL	7,900	3,385	10,174	330	3,385	10,504	13,889	(2,112)	1978	08/15/00	37
Boynton Plaza	FL	7,167	2,943	9,100	290	2,943	9,390	12,333	(2,192)	1978	08/15/00	33
BridgeMill	GA	8,828	8,593	6,310	608	8,593	6,918	15,511	(889)	2000	11/13/03	40
Brookside Plaza	CT	-	2,290	26,260	3,558	2,291	29,817	32,108	(1,600)	1985	01/12/06	40
Buckhead Station	GA	27,355	27,138	45,277	-	27,138	45,277	72,415	(1,082)	1996	03/09/07	40
Butler Creek	GA	-	2,808	7,648	1,752	2,808	9,400	12,208	(1,461)	1990	07/15/03	40
Carrollwood	FL	-	2,756	6,553	651	2,756	7,204	9,960	(964)	1970	02/12/03	40
Cashmere Corners	FL	4,792	1,435	5,707	512	1,947	5,707	7,654	(1,042)	2001	08/15/00	40
Centre Pointe Plaza	NC	-	2,081	4,411	917	2,081	5,328	7,409	(778)	1989	02/12/03	40
Chapel Trail Plaza	FL	-	3,641	5,777	2,718	3,641	8,495	12,136	(255)	1996	05/10/06	40
Charlotte Square	FL	3,317	4,155	4,414	105	4,155	4,519	8,674	(650)	1980	02/12/03	40
Chastain Square	GA	3,491	10,689	5,937	125	10,689	6,062	16,751	(796)	1981	02/12/03	40
Chelsea Place	FL	-	2,591	6,491	1,152	2,591	7,643	10,234	(923)	1992	02/12/03	40
Chestnut Square	NC	-	1,189	1,326	3,284	1,189	4,610	5,799	(204)	1985	02/12/03	40
Commerce Crossing	GA	-	2,013	1,301	405	2,013	1,706	3,719	(349)	1988	02/12/03	40
Concord Shopping Plaza	FL	-	35,128	17,492	79	35,128	17,572	52,700	(548)	1962	01/09/07	40
Conway Crossing	FL	-	2,615	5,818	1,863	2,615	7,681	10,296	(920)	2002	02/12/03	40
Coral Reef Shopping Center	FL	-	16,465	4,376	-	16,465	4,376	20,841	(168)	1968	09/01/06	40
Corporate	FL	-	-	242	-	-	242	242	(10)	various	various	
Country Club Plaza	LA	-	1,294	2,060	133	1,294	2,193	3,487	(332)	1982	02/12/03	40
Countryside Shops	FL	-	11,343	13,853	3,042	11,343	16,895	28,238	(2,030)	1986	02/12/03	40
Crossroads Square	FL	-	3,592	4,401	5,766	3,592	10,167	13,759	(1,325)	1973	08/15/00	40
Cutler Ridge	FL	-	1,064	326	-	1,064	326	1,390	(17)	1972	09/14/06	40
CVS Plaza	FL	-	995	3,090	1,386	995	4,476	5,471	(406)	2004	07/23/99	40
Daniel Village	GA	3,815	3,439	8,352	70	3,439	8,422	11,861	(1,063)	1956	02/12/03	40
Dolphin Village	FL	-	17,404	10,098	2,156	17,607	12,051	29,658	(731)	1967	01/04/06	40
Douglas Commons	GA	4,546	3,681	7,588	151	3,681	7,739	11,420	(1,036)	1988	02/12/03	40
El Novillo	FL	-	250	1,000	151	250	1,151	1,401	(393)	1970	04/30/98	40
Elmwood Oaks	LA	-	4,088	8,221	516	4,088	8,737	12,825	(1,153)	1989	02/12/03	40
Fairview Oaks	GA	4,303	1,929	6,187	1,647	1,929	7,834	9,763	(948)	1997	02/12/03	40
Forest Village	FL	4,273	4,997	3,206	715	3,397	5,521	8,918	(1,021)	2000	01/28/99	40
Ft. Caroline	FL	-	938	2,800	199	738	3,199	3,937	(1,126)	1985	01/24/94	40
Galleria	NC	-	1,493	3,875	776	1,493	4,651	6,144	(570)	1986	02/12/03	40
Grand Marche	LA	-	304	-	-	304	-	304	-	1969	02/12/03	40
Grassland Crossing	GA	5,274	3,656	7,885	569	3,656	8,454	12,110	(1,056)	1996	02/12/03	40
Greenwood	FL	-	4,117	10,295	2,833	4,117	13,128	17,245	(1,577)	1982	02/12/03	40
Hairston Center	GA	-	1,644	642	1	1,644	643	2,287	(40)	2000	08/25/05	40
Hamilton Ridge	GA	-	5,612	7,167	1,440	5,612	8,607	14,219	(1,070)	2002	12/18/03	40
Hampton Oaks	GA	-	835	-	1,327	835	1,327	2,162	-	n/a	11/30/06	
Homestead Gas Station	FL	-	1,170	-	26	1,170	26	1,196	-	1959	11/08/04	40
Hunters Creek	FL	-	1,562	5,445	2,292	1,562	7,737	9,299	(711)	1998	09/23/03	40
Kirkman Shoppes	FL	9,166	3,222	9,714	250	3,222	9,964	13,186	(2,222)	1973	08/15/00	33
Lago Mar	FL	-	4,216	6,609	1,031	4,216	7,640	11,856	(919)	1995	02/12/03	40
Lake Mary	FL	23,406	7,092	13,878	5,033	7,092	18,911	26,003	(5,290)	1988	11/09/95	40
Lake St. Charles	FL	3,692	1,496	3,768	16	1,497	3,783	5,280	(604)	1999	09/21/01	40
Lancaster Plaza	SC	-	317	153	19	317	172	489	(39)	1971	02/12/03	40
Lancaster Shopping Center	SC	-	280	120	45	280	165	445	(50)	1963	02/12/03	40
Lantana Village	FL	-	1,350	7,978	1,451	1,350	9,429	10,779	(2,086)	1976	01/06/98	40
Laurel Walk Apartments	NC	-	2,065	4,491	-	2,065	4,491	6,556	(234)	1985	10/31/05	40
Lutz Lake	FL	7,500	3,619	5,199	1,142	3,619	6,341	9,960	(780)	2002	02/12/03	40
Mableton Crossing	GA	3,736	3,331	6,403	51	3,331	6,454	9,785	(816)	1997	02/12/03	40
Macland Pointe	GA	5,581	3,462	4,814	25	3,462	4,839	8,301	(633)	1992	02/12/03	40
Madison Centre	AL	3,491	1,424	5,187	57	1,424	5,244	6,668	(953)	1997	02/12/03	40
Mandarin Landing	FL	-	4,443	4,747	3,313	4,443	8,060	12,503	(1,701)	1976	12/10/99	40
Mandarin Mini	FL	-	362	1,148	318	362	1,466	1,828	(501)	1982	05/10/94	40
Marco Town Center	FL	8,047	3,872	11,966	578	3,872	12,544	16,416	(2,489)	2001	08/15/00	37
Mariners Crossing	FL	-	1,262	4,447	2,368	1,262	6,815	8,077	(905)	1989	09/12/00	40
Market Place	GA	-	1,667	4,078	92	1,667	4,170	5,837	(551)	1976	02/12/03	40
McAlphin Square	GA	-	3,536	6,963	496	3,536	7,459	10,995	(1,020)	1979	02/12/03	40
Meadows	FL	6,001	2,304	6,670	101	2,304	6,771	9,075	(1,025)	1997	05/23/02	40
Medical & Merchants	FL	-	10,323	12,174	29	10,323	12,202	22,525	(1,224)	1993	05/27/04	40
Middle Beach Shopping Cen	FL	-	2,195	5,542	5	2,195	5,547	7,742	(566)	1994	12/23/03	40
Midpoint Center	FL	6,552	5,417	6,705	-	5,417	6,705	12,122	(206)	2002	12/08/06	40
Milestone Plaza	SC	-	11,576	9,031	23	11,576	9,054	20,630	(308)	1995	08/25/06	40

			INITIAL COST TO COMPANY			GROSS AMOUNTS AT WHICH CARRIED AT CLOSE OF PERIOD						
Property	Location	Encumbrances	Land	Building & Improvements	Capitalized Subsequent to Acquisition or Improvements	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Depreciable Life (yrs)
North Village Center	SC	-	2,860	2,774	117	2,860	2,891	5,751	(689)	1984	02/12/03	40
NSB Regional	FL	-	3,217	8,896	86	3,217	8,982	12,199	(1,136)	1987	02/12/03	40
Oak Hill	FL	-	690	2,760	132	690	2,892	3,582	(910)	1985	12/07/95	40
Oakbrook	FL	-	7,706	16,079	3,549	7,706	19,628	27,334	(2,901)	1974	08/15/00	40
Oaktree Plaza	FL	-	1,589	2,275	73	1,589	2,348	3,937	(100)	1985	10/16/06	40
Old Kings Commons	FL	-	1,420	5,005	387	1,420	5,392	6,812	(662)	1988	02/12/03	40
Park Promenade	FL	6,020	2,670	6,444	508	2,670	6,952	9,622	(1,847)	1987	01/31/99	40
Parkwest Crossing	NC	4,527	1,788	6,727	171	1,788	6,898	8,686	(877)	1990	02/12/03	40
Paulding Commons	GA	5,926	3,848	11,985	116	3,848	12,101	15,949	(1,525)	1991	02/12/03	40
Pavilion	FL	-	10,827	11,299	2,572	10,827	13,871	24,698	(1,370)	1982	02/04/04	40
Piedmont Peachtree Crossing	GA	-	34,337	17,992	576	34,338	18,567	52,905	(1,011)	1978	03/06/06	40
Pine Island	FL	23,336	8,557	12,860	262	8,557	13,122	21,679	(2,872)	1983	08/26/99	40
Pine Ridge Square	FL	6,988	6,528	9,850	2,496	6,528	12,346	18,874	(1,540)	1986	02/12/03	40
Plaza Acadienne	LA	-	2,108	168	9	2,108	177	2,285	(26)	1980	02/12/03	40
Plaza Alegre	FL	-	2,011	9,191	350	2,011	9,541	11,552	(1,785)	2003	02/26/02	40
Point Royale	FL	3,409	3,720	5,005	1,570	3,720	6,575	10,295	(1,976)	1970	07/27/95	40
Powers Ferry Plaza	GA	-	3,236	5,227	579	3,236	5,806	9,042	(978)	1979	02/12/03	40
Presidential Markets	GA	26,225	21,761	28,779	272	21,761	29,051	50,812	(4,083)	1993	02/12/03	40
Prosperity Centre	FL	4,728	4,597	13,838	177	4,597	14,015	18,612	(2,826)	1993	08/15/00	40
Providence Square	NC	-	1,112	2,575	718	1,112	3,293	4,405	(424)	1973	02/12/03	40
Quincy Star Market	MA	-	6,121	18,444	-	6,121	18,444	24,565	(1,612)	1965	10/07/04	40
Regency Crossing	FL	-	1,982	6,524	61	1,982	6,585	8,567	(814)	1986	02/12/03	40
Ridge Plaza	FL	-	3,905	7,450	812	3,905	8,262	12,167	(1,938)	1984	08/15/00	40
River Green (land)	GA	-	2,587	-	537	2,587	537	3,124	-	n/a	09/27/05	
Riverside Square	FL	7,209	6,423	8,260	1,007	6,423	9,267	15,690	(1,207)	1987	02/12/03	40
Riverview Shopping Center	NC	-	2,277	4,745	1,646	2,202	6,466	8,668	(710)	1973	02/12/03	40
Rosemeade	TX	-	812	2,719	-	812	2,719	3,531	(572)	1986	09/21/01	40
Ross Plaza	FL	6,392	2,115	6,346	322	2,115	6,668	8,783	(1,491)	1984	08/15/00	33
Ryanwood Square	FL	-	2,281	6,880	662	2,281	7,542	9,823	(1,145)	1987	08/15/00	40
Salerno Village Square	FL	-	2,596	1,511	4,946	2,291	6,762	9,053	(674)	1987	05/06/02	40
Salisbury Marketplace	NC	-	3,118	5,099	321	3,118	5,420	8,538	(709)	1987	02/12/03	40
Sawgrass Promenade	FL	7,900	3,280	9,351	918	3,280	10,269	13,549	(2,386)	1982	08/15/00	40
Seven Hills	FL	-	2,167	5,167	621	2,167	5,788	7,955	(594)	1991	02/12/03	40
Shaw's @ Medford	MA	-	7,750	11,390	-	7,750	11,390	19,140	(991)	1995	10/07/04	40
Shaw's @ Plymouth	MA	-	4,917	12,199	-	4,917	12,199	17,116	(1,060)	1993	10/07/04	40
Sheridan	FL	-	38,888	36,241	4,819	38,888	41,060	79,948	(4,408)	1973	07/14/03	40
Sherwood South	LA	-	833	2,412	927	746	3,426	4,172	(536)	1972	02/12/03	40
Shipyard Plaza	MS	-	1,337	1,653	424	1,337	2,077	3,414	(285)	1987	02/12/03	40
Shoppes at Andros Isle	FL	6,259	6,009	7,832	31	6,009	7,863	13,872	(234)	2000	12/08/06	40
Shoppes at Silverlakes	FL	2,085	10,306	10,131	1,862	10,306	11,993	22,299	(1,467)	1995	02/12/03	40
Shoppes of Eastwood	FL	5,711	1,688	6,976	69	1,688	7,045	8,733	(1,005)	1999	06/28/02	40
Shoppes of Ibis	FL	5,077	3,002	6,299	44	3,002	6,343	9,345	(902)	1999	07/10/02	40
Shoppes of Jonathan's Landin	FL	2,751	1,146	3,442	42	1,146	3,484	4,630	(676)	1997	08/15/00	37
Shoppes of North Port	FL	3,667	1,452	5,807	145	1,452	5,952	7,404	(1,083)	1991	12/05/00	40
Shoppes of Sunset	FL	-	3,640	1,282	-	3,640	1,282	4,922	(30)	1979	06/13/07	40
Shoppes of Sunset II	FL	-	3,593	1,640	-	3,593	1,640	5,233	(11)	1980	11/01/07	40
Shops at Skylake	FL	12,996	15,226	7,206	23,658	15,226	30,864	46,090	(4,302)	1999	08/19/97	40
Shops of Huntcrest	GA	-	5,706	7,641	36	5,706	7,677	13,383	(1,082)	2003	02/12/03	40
Siegen Village	LA	3,856	4,329	9,691	892	4,329	10,583	14,912	(2,293)	1988	02/12/03	40
Smyth Valley Crossing	VA	-	2,537	3,890	6	2,537	3,896	6,433	(475)	1989	02/12/03	40
South Beach	FL	-	9,545	19,228	1,552	9,545	20,780	30,325	(2,565)	1990	02/12/03	40
South Point	FL	8,015	7,142	7,098	-	7,142	7,098	14,240	(212)	2003	12/08/06	40
Spalding Village	GA	9,147	3,384	5,005	1,325	4,709	5,005	9,714	(828)	1989	02/12/03	40
Sparkleberry Square	SC	13,196	10,956	32,491	1,583	10,956	34,074	45,030	(3,135)	1997	03/31/04	40
St. Lucie Land	FL	-	7,728	-	929	7,728	929	8,657	-	n/a	11/27/06	
Stanley Market Place	NC	-	396	669	4,918	396	5,587	5,983	(197)	1980	02/12/03	40
Star's @ Cambridge	MA	-	11,358	13,854	-	11,358	13,854	25,212	(1,207)	1953	10/07/04	40
Summerlin Square	FL	2,672	2,187	7,989	360	2,187	8,349	10,536	(2,005)	1986	06/10/98	40
Sun Point	FL	-	4,025	4,228	-	4,025	4,228	8,253	(228)	1984	05/05/06	40
Sunlake-Equity One LLC	FL	-	16,095	-	2,362	9,861	8,596	18,457	-	n/a	02/01/05	
Tamarac Town Square	FL	5,816	4,742	5,610	416	4,742	6,026	10,768	(833)	1987	02/12/03	40
Tarpon Heights	LA	-	1,133	631	640	1,133	1,271	2,404	(528)	1982	02/12/03	40
The Boulevard	LA	-	1,360	1,675	354	1,360	2,029	3,389	(428)	1976	02/12/03	40
The Crossing	LA	-	1,591	3,650	727	1,591	4,377	5,968	(528)	1988	02/12/03	40
The Plaza at St. Lucie West	FL	-	790	3,082	938	790	4,020	4,810	(166)		08/15/00	40
The Shoppes at Quail Roost	FL	-	7,926	7,008	119	7,926	7,127	15,053	(267)	2005	08/31/06	40
Thomasville Commons	NC	-	1,212	4,567	1,805	1,212	6,372	7,584	(786)	1991	02/12/03	40
Town & Country	FL	-	2,499	4,397	242	2,503	4,635	7,138	(565)	1993	02/12/03	40
Treasure Coast Plaza	FL	3,575	1,359	9,728	2,090	1,359	11,818	13,177	(1,221)	1983	02/12/03	40
Unigold	FL	-	4,304	6,413	1,460	4,304	7,873	12,177	(1,107)	1987	02/12/03	40
Union City Commons (land)	GA	-	8,084	-	753	8,084	753	8,837	-	n/a	06/22/06	
Venice Plaza	FL	-	2,755	450	3,284	2,755	3,734	6,489	(762)	1971	02/12/03	40
Venice Shopping Center	FL	-	3,857	2,562	138	3,857	2,700	6,557	(311)	1968	03/31/04	40
Village at Northshore	LA	-	1,034	10,128	-	1,034	10,128	11,162	(1,195)	1988	02/12/03	40
Walden Woods	FL	-	950	3,780	996	950	4,776	5,726	(1,729)	1985	01/01/99	40
Wal-Mart Stores, Inc.	LA	-	2,688	-	-	2,688	-	2,688	-	1985	02/12/03	40
Walton Plaza	GA	-	869	2,827	10	869	2,837	3,706	(350)	1990	02/12/03	40
Waterlick Land	GA	-	455		-	455	-	455	-	n/a	02/12/03	
Waterstone	FL	-	1,820	8,030	457	1,820	8,487	10,307	(525)	2005	04/10/92	40
Webster Plaza	MA	7,967	5,033	14,465	271	5,033	14,736	19,769	(514)	1963	10/12/06	40
Wesley Chapel Crossing	GA	3,044	6,389	4,311	625	6,389	4,936	11,325	(615)	1989	02/12/03	40
West Lakes Plaza	FL	-	2,141	5,789	413	2,141	6,202	8,343	(1,800)	1984	11/06/96	40
West Roxbury Shaw's Plaza	MA	-	9,223	13,588	1,471	9,207	15,074	24,281	(1,251)	1973	10/07/04	40
Westport Outparcels	FL	-	1,347	1,010	5	1,347	1,015	2,362	(35)	1990	09/14/06	40
Westport Plaza	FL	4,573	3,609	3,446	659	4,180	3,534	7,714	(292)	2002	12/17/04	40
Westridge	GA	-	1,266	4,390	2,024	1,696	5,984	7,680	(231)	2003	02/12/03	40
Whole Foods @ Swampscott	MA	-	5,139	6,539	-	5,139	6,539	11,678	(566)	1967	10/07/04	40
Williamsburg @ Dunwoody	GA	-	4,347	3,615	752	4,347	4,367	8,714	(522)	1983	02/12/03	40
Willowdale Shopping Center	NC	-	2,073	6,499	979	2,073	7,478	9,551	(1,072)	1986	02/12/03	40
Winchester Plaza	AL	-	8,301	8,784	(6,080)	2,221	8,784	11,005	(223)	2006	02/28/05	40
Windy Hill	SC	-	941	1,906	658	987	2,518	3,505	(203)	1968	04/08/04	40
Woodruff	SC	-	2,420	5,482	334	2,420	5,816	8,236	(746)	1995	12/23/03	40
Young Circle	FL	-	13,410	8,895	1,348	13,410	10,243	23,653	(623)	1962	05/19/05	40
Grand Total		$ 397,112	$ 800,010	$ 1,166,023	$ 163,857	$ 788,333	$ 1,341,557	$ 2,129,890	$ (172,651)			

SCHEDULE III
Equity One, Inc.

REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION
December 31, 2007

	Year ended 12/31/07	Year ended 12/31/06	Year ended 12/31/05
Reconciliation of total real estate carrying value:			
Balance at beginning of year	$ 2,030,947	$ 2,020,475	$ 1,970,069
Additions during period:			
Improvements	31,258	36,698	30,293
Acquisitions	139,446	270,931	54,051
Deductions during period:			
Cost of real estate sold/written off	(71,761)	(297,157)	(33,938)
Balance at end of year	$ 2,129,890	$ 2,030,947	$ 2,020,475
Reconciliation of accumulated depreciation:			
Balance at beginning of year	$ (144,829)	$ (132,925)	$ (96,382)
Depreciation expense	(39,921)	(37,684)	(38,581)
Cost of real estate sold/written off	12,099	25,780	2,038
Balance at end of year	$ (172,651)	$ (144,829)	$ (132,925)
Aggregate cost for federal income tax purposes	$ 1,887,755	$ 1,999,063	$ 1,825,102

SCHEDULE IV
Equity One, Inc.
MORTGAGE LOANS ON REAL ESTATE
December 31, 2007

	Year Ended December 31,		
	2007	2006	2005
		(In thousands)	
Balance at beginning of period	$ 4,700	$ 10,381	$ 6,181
Additions during period:			
New loans	-	-	4,215
Reductions during period:			
Collection of principal	(4,700)	(5,681)	(15)
Balance at end of period	$ -	$ 4,700	$ 10,381

INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION
10.21	Fourth Amendment to Stockholders Agreement
12.1	Ratio of Earnings to Fixed Charges
21.1	List of Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002

Equity One, Inc
Ratio of Earnings to Fixed Charges
For the Period Ended December 31, 2007
(in thousands, except ratio computation)

Exhibit 12.1

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Income from Continuing Operations	$ 48,788	$ 52,640	$ 55,992	$ 45,528	$ 31,795
Adjustments:					
Minority interest	112	206	188	576	756
Equity in (income) / loss of unconsolidated joint ventures	-	(1,650)	-	-	-
Fixed charges	73,639	64,577	57,270	50,478	40,459
Distributed income of equity investees	-	3,308	(12)	3,119	7,654
Capitalized interest	(3,194)	(5,820)	(3,354)	(3,204)	(3,822)
Earnings, as defined	$ 119,345	$ 113,261	$ 110,084	$ 96,497	$ 76,842
Fixed Charges:					
Interest expense	$ 66,663	$ 53,983	$ 47,308	$ 40,987	$ 32,157
Capitalized interest	3,194	5,820	3,354	3,204	3,822
Amortization of debt premiums / discounts	2,102	3,289	5,159	4,958	3,584
Amortization of loan fees	1,680	1,485	1,449	1,329	896
Fixed Charges	$ 73,639	$ 64,577	$ 57,270	$ 50,478	$ 40,459
Ratio of earnings to fixed charges	1.62	1.75	1.92	1.91	1.90

Exhibit 21.1

LIST OF SUBSIDIARIES OF EQUITY ONE, INC.

Below is a list of the direct and indirect subsidiaries of Equity One, Inc., a Maryland corporation, and the corresponding states of organization:

Name of Entity	State of Organization
Boca Village Square, Inc.	Florida
Boca Village Square, Ltd.	Florida
Boynton Plaza Shopping Center, Inc.	Florida
Cashmere Developments, Inc. *	Florida
Centrefund (US), LLC *	Delaware
CDG Park Place LLC [(1)]	Texas
Centrefund Development Group LLC [(1)]	Delaware
Centrefund Realty (U.S.) Corporation *	Delaware
Dolphin Village Partners, LLC [(2)]	Florida
Equity (Park Promenade) Inc.	Texas
Equity One (Alafaya Village) Inc.	Florida
Equity One (Andros) Inc.	Florida
Equity One (Belfair) Inc.	South Carolina
Equity One (Bridgemill) Inc.	Georgia
Equity One (Buckhead Manager) Inc.	Georgia
Equity One (Buckhead Station) LLC	Georgia
Equity One (Commonwealth) Inc. *	Florida
Equity One (Delta) Inc. *	Florida
Equity One (Florida Portfolio) Inc. *	Florida
Equity One (Forest Village) Inc.	Florida
Equity One (Lake Mary) Inc.	Florida
Equity One (Louisiana Portfolio) LLC *	Florida
Equity One (Mariner) Inc.	Florida
Equity One (Midpoint) Inc.	Florida
Equity One (North Port) Inc. *	Florida
Equity One (Northeast Portfolio) Inc. *	Massachusetts
Equity One (Pine Island) Inc.	Florida
Equity One (Point Royale) Inc. *	Florida
Equity One (Presidential Markets) Inc.	Georgia
Equity One (Shoppes of Sunset) LLC	Florida
Equity One (Sky Lake) Inc. *	Florida
Equity One (Southeast Portfolio) Inc. *	Georgia
Equity One (Southpoint) Inc.	Florida
Equity One (Sparkleberry Kohl's) Inc.	South Carolina
Equity One (Sparkleberry Kroger) Inc.	South Carolina
Equity One (Summerlin) Inc. *	Florida
Equity One (Sunlake) Inc. *	Florida
Equity One (Walden Woods) Inc. *	Florida
Equity One (Webster) Inc.	Massachusetts
Equity One (Westport) Inc.	Florida
Equity One Acquisition Corp. *	Florida
Equity One Realty & Management FL, Inc. *	Florida
Equity One Realty & Management NE, Inc. *	Massachusetts
Equity One Realty & Management SE, Inc. *	Georgia
Equity One Realty & Management Texas, Inc. *	Texas
EQY Portfolio Investor (GRI) Inc.	Florida
EQY Realty & Management (GRI) Inc.	Florida

EQY Realty & Management Texas, LP	Texas
EQY Realty & Management Texas GP LLC	Florida
EQY (Southwest Portfolio) Inc. *	Texas
Gazit (Meridian) Inc. *	Florida
IRT Alabama, Inc. *	Alabama
IRT Capital Corporation II *	Georgia
IRT Coral Springs, LLC	Delaware
IRT MacLand Pointe, LLC	Delaware
IRT Management Company *	Georgia
IRT Parkwest Crossing, LLC	North Carolina
IRT Partners L.P. *	Georgia
Louisiana Holding Corp. *	Florida
Marco Town Center, Inc.	Florida
Parcel F, LLC *	Florida
Prosperity Shopping Center Corp. *	Florida
Sawgrass Promenade, Inc.	Florida
Shoppes at Jonathan's Landing, Inc. *	Florida
Skipper Palms Properties, Inc.	Florida
Southeast U.S. Holdings B.V.	The Netherlands
Southeast U.S. Holdings Inc. *	Florida
Sunlake – Equity One LLC [3]	Delaware
The Bluffs Shopping Center Corporation	Florida
The Meadows Shopping Center, LLC *	Florida
The Shoppes of Eastwood, LLC *	Florida
The Shoppes of Ibis, LLC	Florida
The Shoppes of North Port, Ltd.	Florida
Turkey Lake Shopping Center, Inc.	Florida
UIRT - Lake St. Charles, L.L.C.	Florida
UIRT - Rosemeade, Inc.	Texas
UIRT - Skipper Palms, L.L.C.	Florida
Walden Woods Village, Ltd.	Florida
West Hills Shopping Center, Inc.	Florida

(1) CDG Park Place LLC is 100% owned by Centrefund Development Group LLC which is 50% indirectly owned by Equity One, Inc.

(2) Equity One, Inc. owns a 50% membership interest in Dolphin Village Partners, LLC

(3) Equity One, Inc. owns a 60% membership interest in Sunlake – Equity One LLC

*Guarantors

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-3 No. 333-98775 and Form S-8 Nos. 333-99597, 333-103368 and 333-118347) of Equity One, Inc. and subsidiaries and in the related Prospectuses of our reports dated February 21, 2008, with respect to the consolidated financial statements and schedules of Equity One, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of Equity One, Inc. and subsidiaries included in this Annual Report (Form 10-K) for the year ended December 31, 2007.

/s/ Ernst & Young LLP
Certified Public Accountants

Fort Lauderdale, Florida
February 21, 2008

Exhibit 31.1

CERTIFICATE OF CHIEF EXECUTIVE OFFICER

I, Jeffrey S. Olson, certify that:

1. I have reviewed this annual report on Form 10-K of Equity One, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the period covered by this report based on such evaluation;

   d. Disclosed in this report any change in the company's internal control over financial reporting that occurred during the company's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 22, 2008

/s/ JEFFREY S. OLSON

Jeffrey S. Olson
Chief Executive Officer

Exhibit 31.2

CERTIFICATE OF CHIEF FINANCIAL OFFICER

I, Gregory R. Andrews, certify that:

1. I have reviewed this annual report on Form 10-K of Equity One, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the period covered by this report based on such evaluation;

   d. Disclosed in this report any change in the company's internal control over financial reporting that occurred during the company's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date February 22, 2008

/s/ GREGORY R. ANDREWS

Gregory R. Andrews
Executive Vice President and
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATE PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. § 1350, as created by Section § 906 of the Sarbanes-Oxley Act of 2002, the undersigned officers of Equity One, Inc. (the "Company") hereby certify, to such officers' knowledge, that:

(i) The accompanying Annual Report on Form 10-K for the year ended December 31, 2007 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 22, 2008

/s/ JEFFREY S. OLSON

Jeffrey S. Olson
Chief Executive Officer

Date: February 22, 2008

/s/ GREGORY R. ANDREWS

Gregory R. Andrews
Executive Vice President and
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished as an exhibit to the Report pursuant to Item 601(b)(32) of Regulation S-K and Section 906 of the Sarbanes-Oxley Act of 2002 and, accordingly, is not being filed with the Securities and Exchange Commission as part of the Report and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934 (whether made before or after the date of the Report, irrespective of any general incorporation language contained in such filing).


EQUITY
ONE

1600 N.E. Miami Gardens Drive
North Miami Beach, Florida 33179
(305) 947-1664

April 17, 2008

Dear stockholder:

The board of directors and officers of Equity One, Inc., a Maryland corporation, join us in extending to you a cordial invitation to attend the 2008 annual meeting of our stockholders. This meeting will be held on Tuesday, May 27, 2008, at 10:00 a.m., local time, at the Westin Diplomat Resort and Spa, 3555 South Ocean Drive, Hollywood, Florida 33019.

Pursuant to the new rules recently adopted by the Securities and Exchange Commission, we have provided access to our proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials, or E-proxy notice, on or about April 17, 2008 to our stockholders of record on March 31, 2008. The E-proxy notice contains instructions for your use of this new process, including how to access our proxy statement and annual report and how to authorize your proxy to vote online. In addition, the E-proxy notice contains instructions on how you may receive a paper copy of the proxy statement and annual report or elect to receive your proxy statement and annual report over the Internet.

If you are unable to attend the meeting in person, it is very important that your shares be represented and voted at the annual meeting. You may authorize your proxy to vote your shares over the Internet as described in the E-proxy notice. Alternatively, if you received a paper copy of the proxy card by mail please complete, date, sign and promptly return the proxy card in the self-addressed stamped envelope provided. You may also vote by telephone as described in your proxy card. If you vote your shares over the Internet, return your proxy card by mail or vote by telephone prior to the annual meeting, you may nevertheless revoke your proxy and cast your vote personally at the meeting.

We look forward to seeing you on May 27, 2008.

Sincerely,

CHAIM KATZMAN
Chairman of the Board

JEFFREY S. OLSON
Chief Executive Officer

EQUITY ONE, INC.
1600 N.E. Miami Gardens Drive
North Miami Beach, Florida 33179

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To be held on May 27, 2008

To our stockholders:

You are cordially invited to attend the 2008 annual meeting of the stockholders of Equity One, Inc., a Maryland corporation, which will be held at The Westin Diplomat Resort and Spa, 3555 South Ocean Drive, Hollywood, Florida 33019, on May 27, 2008 at 10:00 a.m., local time. At the meeting, stockholders will consider and vote on the following matters:

1. The election of nine directors to hold office until our 2009 annual meeting of stockholders and until his or her successor has been duly elected and qualifies;

2. The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2008 fiscal year; and

3. Such other business as may properly come before the annual meeting, including any adjournments or postponements of the meeting.

If you own shares of our common stock as of the close of business on March 31, 2008, you can vote those shares by proxy or at the meeting.

Whether or not you plan to attend the meeting in person, please authorize your proxy to vote your shares over the Internet, as described in the Notice of Internet Availability of Proxy Materials, or E-proxy notice. Alternatively, if you received a paper copy of the proxy card by mail, please mark, sign, date and promptly return the proxy card in the self-addressed stamped envelope provided. You may also authorize your proxy to vote your shares by telephone as described in your proxy card. Stockholders who vote over the Internet, who return proxy cards by mail or vote by telephone prior to the meeting may nevertheless attend the meeting, revoke their proxies and vote their shares in person.

By Order of the Board of Directors



ARTHUR L. GALLAGHER
Executive Vice President, General Counsel and Secretary

North Miami Beach, Florida
April 17, 2008

TABLE OF CONTENTS

Page

Page

2008 ANNUAL MEETING
OF
STOCKHOLDERS OF EQUITY ONE, INC.

PROXY STATEMENT

QUESTIONS AND ANSWERS

Q: Why did I receive a Notice of Internet Availability of Proxy Materials?

A: Our board of directors is soliciting proxies to be voted at our annual meeting. The annual meeting will be held at the Westin Diplomat Resort and Spa, 3555 South Ocean Drive, Hollywood, Florida on Tuesday, May 27, 2008, at 10:00 a.m., local time. Pursuant to the new rules recently adopted by the Securities and Exchange Commission, we have provided access to our proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials, which is referred to herein as the "E-proxy notice," on or about April 17, 2008 to our stockholders of record on March 31, 2008. The E-proxy notice and this proxy statement summarize the information you need to know to vote by proxy or in person at the annual meeting. You do not need to attend the annual meeting in person in order to vote.

Q: When was the E-proxy notice mailed?

A: The E-proxy notice was mailed to stockholders beginning on or about April 17, 2008.

Q: Who is entitled to vote?

A: All stockholders of record as of the close of business on March 31, 2008, the record date, are entitled to vote at the annual meeting.

Q: What is the quorum for the meeting?

A: A quorum at the annual meeting will consist of a majority of the votes entitled to be cast by the holders of all shares of common stock outstanding. No business may be conducted at the meeting if a quorum is not present. As of the record date, 73,972,230 shares of common stock were issued and outstanding. If less than a majority of outstanding shares entitled to vote are represented at the annual meeting, the chairman of the meeting or a majority of the shares so represented may adjourn the annual meeting to another date, time or place, not later than 120 days after the original record date of March 31, 2008. Notice need not be given of the new date, time or place if announced at the meeting before an adjournment is taken.

Q: How many votes do I have?

A: Each share of our common stock outstanding on the record date is entitled to one vote on each item submitted to you for consideration. Our stockholders do not have the right to cumulate their votes for directors.

Q: How do I vote?

A: Whether or not you plan to attend the annual meeting, we urge you to authorize your proxy to vote your shares over the Internet as described in the E-proxy notice. Alternatively, if you received a paper copy of the proxy card by mail please complete, date, sign and promptly return the proxy card in the self-addressed stamped envelope provided. You may also authorize your proxy to vote your shares by telephone as described in your proxy card. Authorizing your proxy over the Internet, by mailing a proxy card or by telephone will not limit your right to attend the annual meeting and vote your shares in person. Your proxy (one of the individuals named in your proxy card) will vote your shares per your instructions. If you fail to provide instructions on a proxy properly submitted via the Internet, mail or telephone, your proxy will vote, as recommended by the board of directors, to elect (FOR) the director nominees listed in "Proposal 1 – Election of Directors" and in favor of (FOR) "Proposal 2 – Ratification of the Appointment of Independent Auditors."

Q: ***How do I vote my shares that are held by my broker?***

A: If you have shares held by a broker, you may instruct your broker to vote your shares by following the instructions that the broker provides to you. Most brokers allow you to authorize your proxy by mail, telephone and on the Internet.

Q: ***What am I voting on?***

A: You will be voting on:

- The election of nine directors to hold office until our 2009 annual meeting of stockholders and until his or her successor has been elected and qualifies;
- The ratification of the appointment of Ernst & Young LLP to act as our independent auditors for 2008; and
- Such other business as may properly come before the annual meeting, including any adjournments or postponements thereof.

Q: ***What vote is required to approve the proposals assuming that a quorum is present at the annual meeting?***

A:		
	Proposal 1: Election of Directors	The election of the director nominees must be approved by a plurality of the votes cast.
	Proposal 2: Ratification of Independent Auditors	Ratification of the appointment of auditors requires a majority of the votes cast.

Q: ***How are abstentions and broker non-votes treated?***

A: Pursuant to Maryland law, abstentions and broker non-votes are counted as present for purposes of determining the presence of a quorum. For purposes of the election of directors and the vote on Proposal 2, abstentions will not be counted as votes cast and will have no effect on the result of the vote.

Under the rules of the New York Stock Exchange, brokerage firms may have the authority to vote their customers' shares on certain routine matters for which they do not receive voting instructions, including the uncontested election of directors and ratification of independent auditors. Therefore, brokerage firms may vote such shares to approve Proposals 1 and 2.

Q: ***Will there be any other items of business on the agenda?***

A: The board of directors does not know of any other matters that may be brought before the annual meeting nor does it foresee or have reason to believe that proxy holders will have to vote for substitute or alternate nominees for election to the board of directors. In the event that any other matter should come before the annual meeting or any nominee is not available for election, the persons named in the enclosed proxy will have discretionary authority to vote all proxies with respect to such matters in accordance with their discretion.

Q: ***What happens if I submit my proxy without providing voting instructions on all proposals?***

A: Proxies properly submitted via the Internet, mail or telephone will be voted at the annual meeting in accordance with your directions. If the properly-submitted proxy does not provide voting instructions on a proposal, **the proxy will be voted to elect (FOR) the director nominees listed in "Proposal 1 – Election of Directors" and in favor of (FOR) "Proposal 2 – Ratification of the Appointment of Independent Auditors."**

Q: ***Will anyone contact me regarding this vote?***

A: No arrangements or contracts have been made with any solicitors as of the date of this proxy statement, although we reserve the right to engage solicitors if we deem them necessary. Such solicitations may be made by mail, telephone, facsimile, e-mail or personal interviews.

Q: ***Who has paid for this proxy solicitation?***

A: We have paid the entire expense of preparing, printing and mailing the E-proxy notice and, to the extent requested by our stockerholders, this proxy statement and any additional materials furnished to stockholders.

Q: ***May stockholders ask questions at the annual meeting?***

A: *Yes*. There will be time allotted at the end of the meeting when our representatives will answer questions from the floor.

Q: How do I submit a proposal for the 2009 annual meeting?

A: Our bylaws currently provide that in order for a stockholder to nominate a candidate for election as a director at an annual meeting of stockholders or propose business for consideration at such meeting, written notice generally must be delivered to our corporate secretary not later than the close of business on the 60th day, and not earlier than the close of business on the 90th day, prior to the first anniversary of the preceding year's annual meeting. Accordingly, a stockholder nomination or proposal intended to be considered at the 2009 annual meeting, but not included in our proxy statement, generally must be received by our corporate secretary after the close of business on February 27, 2009 and prior to the close of business on March 28, 2009. Proposals should be mailed to the attention of our corporate secretary at 1600 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179. A copy of the bylaws may be obtained from our corporate secretary by written request to the same address.

Our board of directors will review any stockholder proposals that are timely submitted and will determine whether such proposals meet the criteria for inclusion in the proxy solicitation materials or for consideration at the 2009 annual meeting. In addition, the persons named in the proxies retain the discretion to vote proxies on matters of which we are not properly notified at our principal executive offices on or before 60 days prior to the annual meeting and also retain such authority under certain other circumstances.

Q: What does it mean if I receive more than one E-proxy notice?

A: It means that you have multiple accounts at the transfer agent or with stockbrokers. Please submit all of your proxies over the Internet, following the instructions provided in the E-proxy notice, by mail or by telephone to ensure that all of your shares are voted.

Q: Can I change my vote after I have voted?

A: *Yes*. Proxies properly submitted over the Internet, by mail or by telephone do not preclude a stockholder from voting in person at the meeting. A stockholder may revoke a proxy at any time prior to its exercise by filing with our corporate secretary a duly executed revocation of proxy, by properly submitting, either by Internet, mail or telephone, a proxy to our corporate secretary bearing a later date or by appearing at the meeting and voting in person. Attendance at the meeting will not by itself constitute revocation of a proxy.

Q: Can I find additional information on the Company's website?

A: *Yes*. Our website is located at *www.equityone.net*. Although the information contained on our website is not part of this proxy statement, you can view additional information on the website, such as our corporate governance guidelines, our code of conduct and ethics, charters of our board committees and reports that we file with the SEC. A copy of our corporate governance guidelines, our code of conduct and ethics and each of the charters of our board committees may be obtained free of charge by writing to Equity One, Inc., 1600 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179, Attention: Investor Relations.

CORPORATE GOVERNANCE AND RELATED MATTERS

Our business, property and affairs are managed under the direction of our board of directors, except with respect to those matters reserved for our stockholders. Our board of directors establishes our overall corporate policies, reviews the performance of our senior management in executing our business strategy and managing our day-to-day operations and acts as an advisor to our senior management. Our board's mission is to further the long-term interests of our stockholders. Members of the board of directors are kept informed of our business through discussions with our management, primarily at meetings of the board of directors and its committees, and through reports and analyses presented to them. Significant communications between our directors and senior management occur apart from such meetings. The board and each of its committees – audit, compensation, executive and nominating and corporate governance – also have the authority to retain, at our expense, outside counsel, consultants or other advisors in the performance of their duties.

Charters for the audit, compensation and nominating and corporate governance committees, our corporate governance guidelines and our code of conduct and ethics may be viewed on our website at *www.equityone.net* under the "Corporate" tab. These documents are also available without charge to stockholders who request them by contacting Equity One, Inc. — Investor Relations, at 1600 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179.

Independent Directors

Under the corporate governance standards of the New York Stock Exchange, or NYSE, at least a majority of our directors and all of the members of our audit committee, compensation committee and nominating and corporate governance committee must meet the test of "independence" as defined by the NYSE. The NYSE standards provide that to qualify as an "independent" director, in addition to satisfying certain bright-line criteria, the board of directors must affirmatively determine that a director has no material relationship with us (either directly or as a partner, shareholder or officer of an organization that has a relationship with us). In 2007, the board of directors determined that each of Messrs. Ben-Ozer, Cassel, Flanzraich, Hetz and Linneman and Ms. Cohen satisfy the bright-line criteria and that none has a relationship with us that would interfere with such person's ability to exercise independent judgment as a member of our board. Therefore, following the election of the director candidates at the annual meeting, we believe that 67% of our board will be independent under those rules.

Nominations for Directors

The nominating and corporate governance committee will consider nominees for director suggested by stockholders in written submissions to our corporate secretary. In evaluating nominees for director, the committee does not differentiate between nominees recommended by stockholders and others. In identifying and evaluating candidates to be nominated for director, the nominating committee reviews the desired experience, mix of skills and other qualities required for appropriate board composition, taking into account the current board members and our specific needs as well as those of the board. This process is designed so that the board of directors includes members with diverse backgrounds, skills and experience, and represents appropriate financial and other expertise relevant to our business. In addition to the personal qualifications of each candidate, the committee will consider, among other things, the following:

- if the nominee will consent to being named in the proxy and serving, if elected, on the board;
- whether the candidate qualifies as "independent" under the New York Stock Exchange rules;
- the nominee's biographical data (including other boards on which the nominee serves), business experience and involvement in certain legal proceedings, including any involving our company;
- transactions and relationships between the nominee and the recommending stockholder, on the one hand, and us or our management, on the other hand;
- the nominee's trading history in our stock and his or her current stock ownership information;
- any material proceedings to which the nominee or his or her associates is a party that are adverse to our company;
- information regarding whether the recommending stockholder or nominee (or their affiliates) have any plans or proposals for us; and
- whether the nominating stockholder and nominee seek to use the nomination to redress personal

claims or grievances against us or others or to further personal interests or special interests not shared by our stockholders at large.

The nominating committee also reserves the right to request such additional information as it deems appropriate.

Although the nominating committee's charter permits it to engage a search firm to identify director candidates, we did not pay fees to any third parties to assist in the process of identifying or evaluating director candidates in 2007.

Executive Sessions

Pursuant to our corporate governance guidelines, our non-management directors meet in separate executive sessions at least four times a year and as otherwise determined by the lead director (discussed below). The lead director may invite our chief executive officer or others, as he deems appropriate, to attend a portion of these sessions. The non-management directors met four times in executive sessions in 2007. In addition to these four meetings, there was one executive session including only independent directors in 2007.

Lead Director

In May 2006, Neil Flanzraich was elected to serve as our lead director and has served in that capacity since that time. The lead director is an independent director who acts in a lead capacity to coordinate the other independent directors, consult with the chairman on board agendas, chair the executive sessions of the non-management directors and perform such other functions as the board may direct.

Stockholder Communications

Our board has implemented a process by which our stockholders and other interested parties may communicate with one or more members of our board, its committees, the lead director or the non-management directors or independent directors as a group in a writing addressed to Equity One, Inc., Board of Directors, c/o Corporate Secretary, 1600 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179. Such communications may be made on a anonymous or confidential basis. The board has instructed our corporate secretary to promptly forward all such communications to the specified addressees thereof.

Code of Conduct and Ethics

Our board of directors has adopted a code of conduct and ethics that applies to all our directors, officers, employees and independent contractors. The code also has specific provisions applicable to all employees with access to, and responsibility for, matters of finance and financial management, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The full text of the code of conduct and ethics is available at, and we intend to disclose any amendments to, or waivers from, any provision of the code that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions or any other executive officers or directors by posting such information within four business days of such amendment or waiver on our website at *www.equityone.net.*

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

Meetings

During the fiscal year ended December 31, 2007, our board of directors held a total of five meetings. Each of our directors attended at least 75% of the aggregate of (i) the number of the meetings of the board of directors which were held during the period that such person served on the board of directors and (ii) the number of meetings of committees of the board of directors held during the period that such person served on such committee. Although we have no specific requirement regarding the attendance at the annual meeting of stockholders by our directors, our bylaws require that a meeting of our directors be held following the annual meeting of stockholders. In 2007, all but one of our directors attended the annual meeting in person.

Committee Membership

We have four standing committees: the executive committee, the audit committee, the compensation committee and the nominating and corporate governance committee.

The current members of our committees are as follows:

Name	Audit	Compensation	Nominating and Corporate Governance	Executive
Noam Ben-Ozer	X*		X	
James Cassel		X	X*	
Cynthia Cohen	X		X	
Neil Flanzraich**		X*	X	
Nathan Hetz	X			
Chaim Katzman				X*
Peter Linneman		X	X	X
Jeffrey S. Olson				X
Dori Segal				X

* Chair

** Lead Director

Executive Committee. The executive committee is authorized to perform all functions which may be lawfully delegated by the board of directors; provided, however, that the executive committee may only approve the sale, acquisition or development of properties with a purchase price or otherwise requiring an equity investment of no more than $50 million and the acquisition of undeveloped land with a purchase price of not more than $20 million. The executive committee met or took action by consent three times during the year ended December 31, 2007.

Audit Committee. The members of the audit committee are "independent," as defined under the NYSE listing standards and the rules and regulations of the Securities and Exchange Commission, or SEC. The board has determined that each of the members qualifies as an "audit committee financial expert" as defined by the rules and regulations of the SEC. The audit committee's functions include reviewing and discussing our financial statements, including reviewing our specific disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," with our management and independent auditors, retaining and terminating the engagement of our independent auditors, determining the independence of such auditors and discussing with management and the independent auditors the quality and adequacy of our disclosure controls and procedures and internal controls. The audit committee met seven times during the year ended December 31, 2007.

Please refer to the audit committee report, which is set forth on page 14 of this proxy statement, for a further description of our audit committee's responsibilities and its recommendation with respect to our audited consolidated financial statements for the year ended December 31, 2007.

Compensation Committee. The members of the compensation committee are "independent," as defined under the NYSE listing standards. The compensation committee's functions consist of administering our 2000 Executive Incentive Compensation Plan, or 2000 plan, our 2004 Employee Stock Purchase Plan and our 1995 Stock Option Plan, recommending and approving grants of stock options and restricted securities under our 2000 plan, recommending, reviewing and approving our salary, bonus and fringe benefits policies, including compensation of our executive officers and discussing with management the Compensation Discussion and Analysis and, if appropriate, recommending its inclusion in our annual report on Form 10-K and proxy statement. The compensation committee also continues to administer the IRT 1998 Long-Term Incentive Plan and the IRT 1989 Stock Option Plan which we assumed in our acquisition of IRT Property Company. The compensation committee met 10 times during the year ended December 31, 2007. The compensation committee has the power to create subcommittees with such powers as the compensation committee may from time to time confer to such subcommittees. For a description of the role performed by executive officers and compensation consultants in determining or recommending the amount or form of executive and director compensation, see "Compensation Discussion and Analysis – Management's and Advisor's Role in Compensation Decisions."

Please refer to the compensation committee report, which is set forth on page 15 of this proxy statement, for a further description of our compensation committee's responsibilities.

Nominating and Corporate Governance Committee. The members of the nominating and corporate governance committee are "independent," as defined under the NYSE listing standards. The committee's duties include maintaining criteria for recommending candidates for election or reelection to the board, considering issues and making recommendations concerning the size, composition, organization and effectiveness of the board, including committee assignments, establishing and overseeing procedures for annual assessment of board and director performance, evaluating issues of corporate governance and making recommendations to the board regarding our governance policies and practices. The nominating and corporate governance committee met three times during the year ended December 31, 2007.

PROPOSAL 1 – ELECTION OF DIRECTORS

The board of directors proposes that the nominees described below be elected for a one-year term and until their successors are duly elected and qualify. All of the nominees are currently serving as our directors. Immediately following the annual meeting, the board has decided to reduce its size to eliminate the other remaining vacancy.

Nominee	Principal Occupation, Business Experience, Other Directorships Held and Age
Noam Ben-Ozer	Mr. Ben-Ozer was elected as a director in 1996. Since 2002, Mr. Ben-Ozer has served as founder and principal of Focal Advisory, a consulting and M&A firm based in Boston, Massachusetts. Prior to that, Mr. Ben-Ozer served as co-founder of iPhrase Technologies, Inc., a privately-held software company, from 1999 to 2002. Prior to founding iPhrase Technologies, Inc., Mr. Ben-Ozer was a Manager with Bain & Company. Mr. Ben-Ozer is a certified public accountant in Israel and received an M.B.A. from the Harvard Business School. Mr. Ben-Ozer is 44 years old.
James S. Cassel	Mr. Cassel was elected as a director in April 2005. Since 2006, Mr. Cassel has served as Vice Chairman, Senior Managing Director and Head of Investment Banking of Ladenburg Thalmann & Co. Inc., an investment banking company that in 2006 purchased Capitalink, L.C., a South Florida based investment banking company founded by Mr. Cassel in 1998 and where he served as its president from 1998 to 2006. From 1996 to 1998, he served as president of Catalyst Financial, an investment banking company. Mr. Cassel received a B.S. from American University and a Juris Doctorate from the University of Miami. Mr. Cassel is 52 years old.
Cynthia R. Cohen	Ms. Cohen was elected as a director in 2006. She founded Strategic Mindshare, a strategic management consulting firm serving retailers and consumer product manufacturers, in 1990 and, since that time, has served as its president. Ms. Cohen is a director of bebe Stores, a specialty apparel retailer, Hot Topic, a teen apparel retailer, and Steiner Leisure, a spa operator, all of which are public companies. Ms. Cohen also serves on the executive advisory board for the Center for Retailing Education and Research at the University of Florida. She is a graduate of Boston University. Ms. Cohen is 55 years old.
Neil Flanzraich	Mr. Flanzraich was elected as a director in April 2005. Mr. Flanzraich is currently a private investor. Prior to becoming a private investor, from May 1998 to 2006, he served as vice chairman and president of IVAX Corporation, a company specializing in the discovery, development, manufacturing and marketing of branded and generic pharmaceuticals and veterinary products. IVAX was acquired by Teva Pharmaceuticals in January 2006. From 1995 to 1998, Mr. Flanzraich was a shareholder and served as chairman of the life sciences legal practice group of Heller Ehrman White & McAuliffe, a San Francisco-based law firm. From 1981 to 1995, he served in various capacities at Syntex Corporation, a pharmaceutical company, most recently as its senior vice president, general counsel and a member of the corporate executive committee. In addition to our board of directors, he is also a director of Continucare Corporation, a healthcare company, Javelin Pharmaceuticals, Inc., a pharmaceutical company, Neurochem Inc., a biotechnology company, RAE Systems Inc., a gas detection and security monitoring company, and Chipotle Mexican Grill, Inc., a chain of Mexican restaurants. All of these are public companies. He received an A.B. degree from Harvard College (phi beta kappa, magna cum laude) and a Juris Doctorate from Harvard Law School (magna cum laude). Mr. Flanzraich is 64 years old.

Nominee	Principal Occupation, Business Experience, Other Directorships Held and Age
Nathan Hetz	Mr. Hetz was elected as a director in November 2000. We and several of our stockholders have agreed, pursuant to a stockholders agreement, that as long as Alony Hetz Properties & Investments, Ltd., an Israeli corporation that specializes in real estate investments in Israel, Switzerland, Great Britain, Canada and the United States, the shares of which are publicly traded on the Tel-Aviv Stock Exchange and one of our principal, indirect stockholders, or its affiliates own at least three percent of our common stock, it may designate one nominee for election to our board of directors. Alony Hetz has chosen Mr. Hetz as its nominee pursuant to this agreement. Since November 1990, Mr. Hetz has served as the chief executive officer, director and principal shareholder of Alony Hetz. Mr. Hetz currently serves as a director of First Capital Realty Inc., a principal, indirect stockholder of ours, Amot Investments Ltd., a real estate company, the shares of which are publicly traded on the Tel-Aviv Stock Exchange and PSP Swiss Property, a real estate company, the shares of which are publicly traded on the Swiss Stock Exchange. Mr. Hetz received a B.A. in accounting from Tel-Aviv University in Israel and is a certified public accountant in Israel. Mr. Hetz is 55 years old.
Chaim Katzman	Mr. Katzman has served as the chairman of our board since our formation in 1992 and served as our chief executive officer until December 2006 and president until November 2000. Mr. Katzman has been involved in the purchase, development and management of commercial and residential real estate in the United States since 1980. Mr. Katzman purchased the controlling interest of Gazit, Inc., a publicly-traded company listed on the Tel-Aviv Stock Exchange, and one of our principal, indirect stockholders, in May 1991, has served as the chairman of its board and chief executive officer since that time, and remains its largest stockholder. Shulamit Katzman, Mr. Katzman's wife, is the vice chairman of the board of directors of Gazit, Inc. Mr. Katzman has served as a director of Gazit-Globe, Ltd., a publicly-traded real estate investment company listed on the Tel-Aviv Stock Exchange and one of our principal, direct and indirect stockholders, since 1994 and as its chairman since 1998. Mr. Katzman also serves as non-executive chairman of the board of First Capital Realty Inc., an Ontario real estate company, the common stock of which is listed on the Toronto Stock Exchange and which is one of our principal, indirect stockholders. Mr. Katzman received an LL.B. from Tel Aviv University Law School in 1973. Mr. Katzman is 58 years old.
Peter Linneman, Ph.D.	Dr. Linneman was elected as a director in November 2000. Since 1979, Dr. Linneman has been the Albert Sussman Professor of Real Estate, Finance and Public Policy at the University of Pennsylvania, Wharton School of Business. Dr. Linneman is currently a principal of Linneman Associates, a real estate advisory firm, and a principal of American Land Funds, a private equity firm. Dr. Linneman is currently serving as a director of JER Investors Trust, Inc., a finance company that acquires real estate debt securities and loans. Dr. Linneman holds both a masters and a doctorate degrees in economics from the University of Chicago. Dr. Linneman is 57 years old.
Jeffrey S. Olson	Mr. Olson was elected to our board of directors and appointed to serve as our president in November 2006. He was elected chief executive officer in December 2006. From March 2002 until joining us as consulting executive officer in September 2006, Mr. Olson served as president of the Eastern and Western shopping center regions of Kimco Realty Corporation, one of the nation's largest shopping center development and management companies. From 2000 to 2002, he served as senior vice president, co-head of real estate research for UBS Warburg. Mr. Olson has a Masters of Science in Real Estate from The Johns Hopkins University, a Bachelor of Science in Accounting from the University of Maryland and was previously a Certified Public Accountant. Mr. Olson is 40 years old.
Dori Segal	Mr. Segal was elected as a director in November 2000 and our vice chairman in May 2006. Mr. Segal has served since October 1998 as president of Gazit-Globe, Ltd., one of

Nominee	Principal Occupation, Business Experience, Other Directorships Held and Age
	our principal, direct and indirect stockholders. Since August 2000, Mr. Segal has served as chief executive officer, president and as vice chairman of the board of First Capital Realty Inc., a principal and indirect stockholder of ours. Mr. Segal has also served since 2004 as a Director of Citycon Oyj, a Finnish real estate company, the shares of which are publicly traded on the Helsinki Stock Exchange. Since 1995, Mr. Segal has served as the president of Gazit Israel Ltd., a real estate investment holding company. Mr. Segal is 46 years old.

Vote Required

The vote of a plurality of all votes cast at the meeting at which a quorum is present is necessary for the election of a director. For purposes of the election of directors, abstentions will not be counted as votes cast and will have no effect on the result of the vote, although they will be considered present for the purpose of determining the presence of a quorum. Since brokers are permitted to vote for the election of directors in an uncontested election, there will be no broker non-votes with respect to Proposal 1.

RECOMMENDATION – The Board of Directors Recommends a Vote FOR Each Named Nominee

EXECUTIVE OFFICERS

Our executive officers are as follows:

Name	Age	Position
Jeffrey S. Olson	40	Chief Executive Officer
Thomas Caputo	61	President
Gregory Andrews	46	Executive Vice President and Chief Financial Officer
Arthur L. Gallagher	37	Executive Vice President, General Counsel and Corporate Secretary
Thomas McDonough	50	Executive Vice President and Chief Investment Officer

Mr. Olson also serves as director. His biographical information can be found in the section entitled "Proposal 1 – Election of Directors" on page 9.

Thomas Caputo joined Equity One in March 2008 as president. Prior to joining Equity One, from December 2000 to March 2008, Mr. Caputo was executive vice president and head of the portfolio management and acquisition groups at Kimco Realty Corporation, a publicly-traded real estate investment trust. From January 2000 to December 2000, he was a principal of H&R Retail, a private real estate company specializing in development and redevelopment of real estate and located in Baltimore, Maryland. From April 1983 to December 1999, Mr. Caputo was a principal with RREEF, a pension fund advisor, where he was in charge of nationwide retail acquisitions and dispositions and a member of its investment committee. Prior to joining RREEF, from February 1976 to March 1983, Mr. Caputo was the principal in charge of retail leasing with Collier Pinkard in Baltimore, Maryland. He has a Bachelors of Arts from Randolph Macon College.

Gregory Andrews joined Equity One in November 2006 as executive vice president and assumed the position of chief financial officer in January 2007. From March 1997 to November 2006, Mr. Andrews served as a principal at Green Street Advisors, a pre-eminent REIT research and consulting firm, where he was the firm's senior equity analyst for retail and health care REITs. From 1996 to 1997, he served as vice president – corporate lending at Bank of America Asia in Hong Kong and from 1993 to 1996 as vice president – commercial real estate at Bank of America in Los Angeles and Irvine, CA. From 1988 to 1991, Mr. Andrews was a registered architect in Washington, DC. Mr. Andrews has a Master of Business Administration from the UCLA Anderson School of Management and a Bachelor of Arts from Princeton University.

Arthur L. Gallagher has served as our executive vice president since February 2008, as senior vice president from December 2006 to February 2008 and as our general counsel and corporate secretary since joining us in March 2003. Prior to joining us, Mr. Gallagher was with the law firms of Greenberg Traurig P.A., Miami, Florida, from 1999 to 2003 and Simpson Thacher & Bartlett, New York, New York, from 1997 to 1999. Mr. Gallagher received a Bachelor of Arts from the University of North Carolina – Chapel Hill and a Juris Doctorate from Duke University School of Law.

Thomas E. McDonough joined Equity One in July 2007 as our executive vice president and chief investment officer. Prior to joining Equity One, from April 2006 to July 2007, Mr. McDonough was a partner at Kahl & Goveia, a private real estate development, acquisition and management company based in Laguna Beach, California. Prior to joining Kahl & Goveia, from November of 2006 to April 2007, Mr. McDonough was the national director of acquisitions and dispositions for Regency Centers Corp., a publicly traded real estate investment trust that owns approximately 400 shopping centers in major markets located throughout the Unites States. Prior to assuming his national role at Regency Centers, from February 1997 to November 2006, Mr. McDonough developed and acquired shopping centers for Regency Centers and its predecessor, Pacific Retail Trust, in its Pacific, Mid-Atlantic, and New England regions. Prior to Regency, from July 1984 to January 1997, Mr. McDonough served as an associate and development partner with Trammell Crow Company. Mr. McDonough received his Bachelor of Science degree from Stanford University and his Master of Business Administration from Harvard Business School.

PROPOSAL 2 – RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITORS

The audit committee has selected and appointed the firm of Ernst & Young LLP to act as our independent auditors for 2008. Ernst & Young LLP was first engaged to audit our books for the fiscal year ended December 31, 2005 and has served as our auditors since that time. Ratification of the appointment of auditors requires a majority of the votes cast. Any shares not voted, whether by abstention, broker non-vote, or otherwise, have no impact on the vote.

RECOMMENDATION: The Board recommends that the stockholders vote FOR ratification of the appointment of Ernst & Young LLP.

Although stockholder ratification of the appointment of our independent auditors is not required by our bylaws or otherwise, we are submitting the selection of Ernst & Young LLP to our stockholders for ratification as a matter of good corporate governance practice. Even if the selection is ratified, the audit committee in its discretion may select a different independent public accounting firm at any time if it determines that such a change would be in the best interests of us and our stockholders. If our stockholders do not ratify the audit committee's selection, the audit committee will take that fact into consideration, together with such other factors it deems relevant, in determining its next selection of independent auditors.

In choosing our independent auditors, our audit committee conducts a comprehensive review of the qualifications of those individuals who will lead and serve on the engagement team, the quality control procedures the firm has established, and any issue raised by the most recent quality control review of the firm. The review also includes matters required to be considered under the Securities and Exchange Commission rules on "Auditor Independence," including the nature and extent of non-audit services to ensure that they will not impair the independence of the accountants.

Representatives of Ernst & Young LLP are expected to be present at the annual meeting. These representatives will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Fees Paid to Independent Auditors

The following table provides information of fees billed by Ernst & Young LLP to us during or in connection with the years ended December 31, 2007 and 2006 for services provided:

	2007	2006
Audit Fees	$ 844,384	$ 719,966
Audit-Related Fees	$23,853	—
Tax Fees	—	—
All Other Fees	—	—

All audit and non-audit services were pre-approved by the audit committee, either pursuant to the audit committee's pre-approval policy described below or through a separate pre-approval by the audit committee, which concluded that the provision of such services by the independent auditors was compatible with the maintenance of that firm's independence from us.

Audit Fees. Audit fees for 2007 and 2006 were incurred for professional services in connection with the audit of our consolidated financial statements and internal control over financial reporting for the year ended December 31, 2007, reviews of our interim consolidated financial statements which are included in each of our quarterly reports on Form 10-Q for the years ended December 31, 2007 and 2006, and preparation of "comfort letters" for the issuance of our unsecured senior notes in both years.

Audit-Related Fees

Audit-related fees for 2007 were incurred for consultation concerning financial reporting and reporting standards. In 2006, we incurred no audit-related fees.

Tax Fees

Our independent auditors did not provide professional tax services during 2007 and 2006.

All Other Fees

In 2007 and 2006, we incurred no other fees.

Pre-Approval Policies and Procedures

The audit committee's policy is to review and pre-approve any engagement of our independent auditor to provide any audit or permissible non-audit service to us. The audit committee adopts an audit and non-audit services pre-approval policy which is reviewed and reassessed by the audit committee annually. This policy includes a list of specific services within certain categories of services, including audit, audit-related, tax and other services, which will be specifically pre-approved for the upcoming or current fiscal year, subject to an aggregate maximum annual fee payable by us for each category of pre-approved services. Any service that is not included in the list of pre-approved services must be separately approved by the audit committee.

REPORT OF THE AUDIT COMMITTEE

The following report of the audit committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any of our other filings under the Securities Act of 1933 or the Securities Exchange Act of 1934.

In accordance with its written charter adopted by our board of directors, the audit committee's role is to act on behalf of the board of directors in the oversight of our accounting, auditing and financial reporting practices. The audit committee currently consists of three members, each of whom is "independent" as that term is defined by the New York Stock Exchange listing standards and the rules and regulations of the Securities and Exchange Commission.

Management is responsible for our financial reporting process including our system of internal controls, and for the preparation of our consolidated financial statements in accordance with generally accepted accounting principles. Our independent auditors are responsible for auditing those financial statements. It is the audit committee's responsibility to monitor and review these processes. It is not the audit committee's duty or responsibility to conduct auditing or accounting reviews or procedures. The audit committee does not consist of our employees and it may not be, and may not represent itself to be or to serve as, accountants or auditors by profession or experts in the fields of accounting or auditing. Therefore, the audit committee has relied on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States and on the representations of our independent auditors included in their report on our financial statements. The audit committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the audit committee's considerations and discussions with management and with our independent auditors do not assure that our financial statements are presented in accordance with generally accepted accounting principles, that the audit of our financial statements has been carried out in accordance with generally accepted auditing standards or that our independent accountants are in fact "independent."

In fulfilling its oversight responsibilities, the audit committee reviewed the audited financial statements for the fiscal year ended December 31, 2007 with management, including a discussion of the quality of the accounting principles, the reasonableness of significant judgments, the clarity of disclosures in the financial statements and the effectiveness of our disclosure controls and procedures and internal controls over financial reporting. The audit committee reviewed the financial statements for the fiscal year ended December 31, 2007 with our independent auditors and discussed with them all of the matters required to be discussed by Statement of Auditing Standards No. 61 (Communications with Audit Committees), as amended and as adopted by the Public Company Accounting Oversight Board, including the auditors' judgments as to the quality, not just the acceptability, of our accounting principles. In addition, the audit committee has received a formal written statement regarding relationships between us and our independent auditors required by Independence Standard No. 1 (Independence Discussions with Audit Committee), as adopted by the Public Company Accounting Oversight Board, and has discussed with our independent auditors their independence from our management and from us. Upon its review, the audit committee has satisfied itself as to our independent auditors' independence.

Based on the review and discussions with management and the independent accountants, and subject to the limitations on its role and responsibilities described above, the audit committee recommended to our board of directors, and the board of directors has approved, that the audited financial statements be included in our annual report on Form 10-K for the year ended December 31, 2007, as filed with the SEC on February 25, 2008. The undersigned members of the audit committee have submitted this report to us.

Members of the Audit Committee

Noam Ben-Ozer, Chair
Cynthia Cohen
Nathan Hetz

COMPENSATION COMMITTEE REPORT

The compensation committee consists of the three directors named below, each of whom is "independent" under the New York Stock Exchange listing standards. We have overall responsibility for:

- determining the compensation of the executive officers, including setting and determining achievement of established performance goals;
- designing, with the active assistance of management and the committee's consultants, the company's executive compensation program;
- administering the company's stock-based compensation plans and programs;
- recommending any new elements of executive compensation or programs for consideration to the full board of directors; and
- discussing the Compensation Discussion and Analysis required by SEC regulations with management and, if appropriate, recommending its inclusion in the company's annual report on Form 10-K and proxy statement.

We have the authority to engage independent compensation consultants or other advisors; however, no such advisors were engaged in 2007.

We reviewed and discussed with management the Compensation Discussion and Analysis that begins on page 16 of this proxy statement. Based on our review and these discussions with management, we have recommended its inclusion in the company's annual report on Form 10-K for the fiscal year ended December 31, 2007 and proxy statement for the company's 2008 annual meeting of stockholders.

Members of the Compensation Committee

Neil Flanzraich, Chairman
James S. Cassel
Peter Linneman

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee during 2007 was an officer, employee or former officer of us or any of our subsidiaries or had any relationship that would be considered a compensation committee interlock and would require disclosure in this proxy statement pursuant to SEC regulations. None of our executive officers served as a member of a compensation committee or a director of another entity under the circumstances requiring disclosure in this proxy statement pursuant to SEC regulations.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The following discussion is intended to supplement the more detailed information concerning executive compensation that appears in the tables and the accompanying narrative that follow. It is also intended to provide both a review of our compensation policies for 2007 and describe our compensation policies with respect to our executive officers. Our goal is to provide a better understanding of our compensation practices and the decisions made concerning the compensation payable to our executive officers, including the chief executive officer, or CEO, and the other executive officers named in the "Summary Compensation Table" below. These officers are referred to herein as the "named executive officers."

The compensation committee of our board of directors, referred to in this section as the "committee," designs and administers our executive compensation program. All principal elements of compensation paid to our executive officers are subject to approval by the committee. The Compensation Committee Report appears on page 15 of this proxy statement.

Objectives

The principal objectives of our executive compensation program are to:

- attract and retain the most talented executives in our industry;
- motivate executives to achieve corporate performance objectives as well as individual goals; and
- align the interests of our executives with those of our stockholders.

Management's and Advisor's Role in Compensation Decisions

The committee evaluates the performance of our CEO, Mr. Olson, and determines his compensation based on this evaluation. Mr. Olson makes recommendations to the committee of annual compensation to be paid to all other executive officers. He also makes recommendations for equity awards to other employees throughout the company. The committee can accept or modify Mr. Olson's recommendations as it sees fit.

In the past, the committee has relied upon outside advisors to ascertain competitive pay levels, evaluate pay program design, and assess evolving compensation trends. In 2006, the committee engaged FPL Associates, or FPL, to review our executive compensation and director compensation programs. FPL's findings were relied upon in determining the compensation arrangements with our chairman and the executive officers we hired in 2006, including Mr. Olson. No compensation advisors were retained in 2007.

Principal Elements of Compensation and Total Direct Compensation

We have designed our executive compensation program to include three major elements—base salary, annual cash bonus incentives and long-term cash and long-term equity incentives, such as stock options and restricted stock awards. The principal elements of our executive compensation program are agreed to and determined, for the most part, at the time of our entry into the applicable employment agreement with our executive officer which mandate levels and types of compensation, including certain minimum levels of compensation. These agreements are described below under the sub heading entitled "Payments upon Termination of Employment and Change of Control – Employment Agreements with Executive Officers."

Although all three of these elements are integrated into our compensation program, the elements are intended to achieve different objectives:

- base salaries are intended to provide an appropriate level of fixed compensation that will assist in employee retention and recruitment;
- annual cash bonus incentives provide additional motivation for the achievement of specified objectives at the corporate or individual levels; and
- long-term cash and equity incentives align the interests of our executives more closely with the interests of our stockholders because they are tied to our financial and stock performance and vest

or accrue over a number of years, encouraging executives to remain our employees.

Base Salaries. In order to attract and retain the most talented executives in our industry, we must set the base salaries of executive officers at levels that are competitive with other companies engaged in the retail real estate industry and of comparable size and scope that compete with us for executive talent. We expect that the base salaries should be in the upper half of the range of base salaries for comparable positions and tenure at other large real estate companies. Although base salaries are generally targeted at these levels, the actual salary of an executive may be above or below the targets based on factors unique to that executive, such as experience, competency or the availability of meaningful peer data for the executive. In order to benchmark these levels of base salaries, the committee has in the past engaged compensation consultants, as described above, and subscribes to and reviews published relevant executive compensation surveys.

In 2007, we acquired rights to the National Association of Real Estate Investment Trust's, or NAREIT's, annual compensation survey. This survey was produced by FPL or its affiliates and had 103 participating companies, both public and private. The data was compiled for 80 positions and was broken down by property sector classification, including retail real estate, company size by capitalization and company size by number of employees. The survey results described base salary, total annual cash compensation, long term incentive values and total compensation by position.

The committee reviews base salaries of the CEO and the other executive officers annually and makes adjustments, in light of past individual performance as measured by both qualitative and quantitative facts and the potential for making significant contributions in the future. The committee generally considers individual performance factors in addition to our overall performance in a particular year in determining base salary levels. For instance, the committee may consider the completion of one or more strategic projects or transactions, direct contribution to company goals, promotions, etc. in determining base salaries of our executive officers.

In the past, the base salaries of our named executive officers increased annually by the greater of increases in the consumer price index or a fixed percentage ranging from three to six percent. However, none of the agreements with our current executive officers have automatic increases in base salary but rather leave such increases to the discretion of the committee.

Cash Incentives. We pay an annual cash bonus to executives officers based in part on minimum bonuses provided under the executives' agreements and in part based on the achievement of specified performance measures. We determine the specific measures and the possible bonus amounts annually. With respect to the prior performance year, the committee determines whether the bonus criteria have been achieved at a meeting in February or March and bonuses are paid by March 15th of each year. Because the committee believes strongly in our executives working together as a team, commencing in calendar year 2008, it set the same specific measures for corporate objectives for all of our executive officers. A description of these criteria and the annual cash incentives are set forth below under the subheading "2008 Compensation Decisions."

In addition, in connection with the negotiation of the initial employment agreements with Messrs. Olson, Andrews and McDonough, we are agreed to pay a one-time, long-term cash bonus. The amount of these long-term bonuses range from $0 to $2 million in the case of Mr. McDonough, $0 to $3 million in the case of Mr. Andrews, and $0 to $6 million in the case of Mr. Olson and are payable if our total stockholder return exceeds both a fixed minimum return and the average return of a group of our peers over a performance period that ends in December 2010, or sooner in the event of a change of control or an executive's termination without cause. The peers include: Acadia Realty Trust, Cedar Shopping Centers, Inc., Developers Diversified Realty Corporation, Federal Realty Investment Trust, Ramco-Gershenson Properties Trust, Regency Centers Corporation, Saul Centers, Inc. and Weingarten Realty Investors.

Equity Incentives. The committee strongly believes that providing executives with an opportunity to increase their ownership of common stock aligns their interests with the interests of our stockholders. Therefore, we offer equity incentives which generally take the form of awards under our stock-based compensation plan, the Equity One, Inc. 2000 Executive Incentive Compensation Plan, as amended, or the 2000 plan, which is administered by the committee. Although the 2000 plan authorizes a variety of equity incentive awards, the only forms of equity awards the committee has granted have been options and restricted stock.

Under the employment agreements with our executive officers, the committee may grant equity incentive awards on an annual basis as it may reasonably determine as fairly compensating and rewarding the executives for services rendered to us, subject in each case to minimum awards specified in the executives' employment agreements.

Total Annual Compensation. The committee considers total annual compensation, in addition to individual elements of compensation, when assessing the competitiveness of our pay practices. Once again, to gage this competitiveness, we reviewed the NAREIT compensation survey. Total annual compensation for a given year consists of salary, annual cash bonus earned and the value of the stock options and restricted stock awards earned, paid or awarded during that year. Bonuses and equity awards with respect to performance in a given year are generally paid or granted in the following year.

Other Elements of Compensation

Retirement and Health and Welfare Benefits. We have never had a traditional or defined benefit pension plan. We do, however, maintain a 401(k) retirement plan in which all employees can participate on the same terms. Under the 401(k) retirement plan, we match 100% of the participant's contribution, up to 3% of the participant's annual compensation, and 50% of the contribution for the next 3% of the participant's annual compensation. Our matching contributions made prior to January 1, 2007 become vested pro rata over the first three years of service; following the third year of service, all contributions are vested. Matching contributions that are made after January 1, 2007 are 100% vested when made. Our matching contributions are subject to applicable IRS limits and regulations. The contributions we made to the 401(k) accounts of the named executive officers are shown in the All Other Compensation column of the Summary Compensation Table on page 22 and are detailed in footnote 5 to that table.

Employment and Change of Control Agreements. We have or had employment agreements with each of our named executive officers. A summary of these employment agreements that are currently in effect appears in the section of this proxy statement entitled "Payments Upon Termination of Employment and Change of Control." These agreements provide for various payments and benefits to be made to the executives if their employment with us is terminated for certain reasons or if there is a change of control. The circumstances in which payments may be made and the potential amounts of those payments are described in more detail below. The payments provided for in these agreements are to ensure the ongoing commitment of these executive officers to the best interests of our stockholders in the event of a change of control or other potential termination events.

Personal Benefits. We provide certain other benefits to the executives, including the use of an automobile, reimbursement of expenses related to their automobiles, automobile allowances or other driver services.

Deferred Compensation Plan. We maintain a non-qualified deferred compensation plan that permits senior executives and key employees to defer up to 90% of their base salary and all or any portion of their cash bonuses. There are separate accounts for each participant. Although we have the discretion to contribute a matching amount or make additional incentive contributions, we have not done either since the plan's inception. As a result, all the contributions disclosed in the Nonqualified Deferred Compensation Table on page 25 represent compensation previously earned by the executive. A participant's deferrals are fully vested.

The assets of this plan are held in what is commonly referred to as a "rabbi trust" arrangement. This means the assets of the plan are subject to the claims of our general creditors in the event of our insolvency. Each account is measured based upon the performance of investment alternatives selected by the participant from those made available under the plan. Payments or distributions of a participant's elective deferrals are made in the future at the times and in the amounts as elected by the participant, subject to applicable IRS rules and regulations. These amounts would be paid earlier in the event of termination of employment or death of the participant, an unforeseen emergency affecting the participant as determined by the committee appointed to administer the plan or a change of control affecting us. For more information, see the Nonqualified Deferred Compensation Table and accompanying narrative on page 25.

2007 Compensation Decisions

In 2007, our named executive officers included Messrs. Olson, Andrews, Gallagher and McDonough and Mr. Jeffrey S. Stauffer. Mr. Stauffer served in 2007 as our executive vice president and chief operating officer. He terminated his employment with us in February 2008. In addition, Mr. McDonough was hired by us in July 2007 and, therefore, received compensation only for the partial year.

Base Salaries. We executed employment agreements with each of our named executive officers in late 2006 or 2007. Therefore, the base salaries of these executives were the amounts set forth in those agreements.

Annual Bonuses. In March of 2007, the committee established three objective performance measures for annual incentive awards under the 2000 plan. These amounts, together with the contractual minimum bonuses provided under the employment agreements, provided for maximum total cash bonuses payable to Messrs. Olson, Andrews and Stauffer of $750,000, $400,000 and $400,000, respectively. Mr. McDonough had not joined the company at the time of the determination of performance criteria, and Mr. Gallagher was not included in the program given his role at the company.

The performance measures were: FFO per share, same property NOI growth and total stockholder return, each as defined below. The committee felt that these measures were appropriate because each objective was closely monitored by the REIT industry and the success of these objectives should contribute to the long-term success of our stockholders. FFO in particular is believed to be an appropriate performance measure for REITs because it excludes various items in net income that do not relate to or are not indicative of the continuing operating performance of the ownership, management and development or real estate.

Under the annual incentive award program, the executives earned points for the achievement of performance levels. The following chart shows the maximum number of points achievable for each of the performance measures, the range of performance for which points were awarded, the actual results achieved by the company in 2007 and the number of points earned by the executives:

Measure (as defined below)	Maximum number of points	Performance Range	Actual Results	Actual Points
FFO per share	4	$1.35 - $1.42	$1.40	3
Same-property NOI growth	4	3.0% - 4.5%	3.3%	1
% Total stockholder return above our peer	4	0.5% - 3.0%	11.1%	4

As shown above, the committee determined that a total of eight points, out of a possible 12 points, were earned by the executives. Under the terms of the annual incentive awards, if the executives earned six points or fewer, then they would receive the minimum bonus provided under their respective employment agreements. For seven to 12 points, each executive would be paid an amount in excess of his minimum bonus equal to the proportion of points earned above six. Therefore, in addition to the minimum bonuses, the executives earned annual incentive awards equal to 1/3 of the difference between the minimum and maximum bonus, or $83,333, $75,000 and $75,000 for Messrs. Olson, Andrews and Stauffer, respectively. Therefore, the total cash bonuses earned in 2007 by Messrs. Olson, Andrews and Stauffer were $583,333, $250,000 and $250,000, respectively.

For the purpose of determining bonuses, the performance measures were defined as follows:

- **"FFO per share"** is defined by NAREIT generally as net income (computed in accordance with

GAAP), (1) excluding real estate depreciation and amortization and gains and losses from sales of operating properties (excluding gains and losses from the sale of development properties or land), (2) after adjustment for unconsolidated partnerships and joint ventures computed on the same basis as item 1, and (3) excluding items classified by GAAP as extraordinary along with significant non-recurring events such as land sales, impairments and debt extinguishment charges. A full reconciliation of FFO to net income can be found in the financial statements appended to our annual report accompanying this proxy statement.

- **"Same property NOI growth"** refers to the percentage increase in net operating income above that of the prior year for each operating property owned for both periods and calculated by eliminating straight-line and fair market rent adjustments, prior year common area maintenance and other non-cash, GAAP adjustments.
- **"Total Stockholder Return"** refers to the total stockholder return for 2007 relative to a peer group of companies comprised of: Acadia Realty Trust, Cedar Shopping Centers, Inc., Developers Diversified Realty Corporation, Federal Realty Investment Trust, Regency Centers Corporation, Saul Centers, Inc. and Weingarten Realty Investors. Points are only awarded if our total stockholder return outperforms that of the peer group by certain amounts.

Pursuant to his employment agreement, Mr. McDonough received a pro rata minimum bonus based on his partial year of employment in 2007. Finally, in consideration of Mr. Gallagher's performance during 2007, most notably his leadership in our asset disposition program and other executive functions, the committee awarded him a $200,000 bonus.

Equity Awards. In the case of Messrs. Olson, Andrews and McDonough, the committee awarded them either restricted stock or options, or both, in the minimum amounts and with the annual vesting required by their employment agreements. In the case of Mr. Olson, he received an option to purchase 200,000 shares of our common stock vesting over two years. Mr. Andrews was awarded 12,500 shares of restricted stock and an option to purchase 100,000 shares, each vesting over four years. Mr. McDonough was awarded 4,167 shares of restricted stock and an option to purchase 31,250 shares, each vesting over a period of four years.

In consideration of Mr. Gallagher's performance during 2007, most notably his leadership in our asset disposition program and other executive functions, the committee awarded him 10,000 shares of restricted stock and options to purchase 40,000 shares of common stock, each vesting over a period of three years. These amounts exceed the minimum equity awards provided in his contract.

2008 Compensation Decisions

Base Salaries. On February 28, 2008, the committee increased the base salaries for Messrs. Olson and Andrews by 3.5% effective January 1, 2008, consistent with the company-wide raises for most employees. In addition, in connection with his promotion, the committee increased Mr. Gallagher's base salary to $300,000 also effective January 1, 2008. Mr. McDonough's salary was not increased following his initial employment in July 2007.

Annual Bonuses. On March 27, 2008, the committee also set the 2008 performance criteria for the annual incentive awards to be paid under the 2000 plan applicable to each of the five executive officers. The performance measures and weightings are as follows:

Measure	Weighting
Same Property NOI Growth	1/3
FFO per share	1/3
Total Return (vs. peer group)	1/3

The executives will be awarded zero to four points on each of the criteria, with a maximum potential of 12 points. The performance measures are the same as those used for determining 2007 annual incentive awards and are described above in the subsection entitled "2007 Compensation Decisions." Aggregate minimum bonuses of $1.1 million are payable to those executives. Bonuses can increase through aggregate cash incentive awards of up to $1.2 million, leading to maximum aggregate annual bonuses of $2.3 million. The actual amount of the annual incentive awards will depend on the proportionate achievement of the performance measures as described above.

Tax Issues

Section 162(m). Section 162(m) of the Internal Revenue Code disallows a federal income tax deduction to publicly-held companies for compensation paid to certain executives to the extent their compensation exceeds $1,000,000 in any fiscal year. The limitation applies only to compensation that is not considered "performance-based." Base salaries, minimum bonuses and awards of restricted stock that vest merely upon the passage of time do not qualify as performance-based compensation. Stock options granted by the committee under the 2000 plan are made with exercise prices equal to the fair market value of a share on the grant date and, therefore, should qualify as performance-based compensation for this purpose.

As long as we qualify as a REIT, we do not pay taxes at the corporate level. To the extent that any part of our compensation expense does not qualify for deduction under Section 162(m), a larger portion of stockholder distributions may be subject to federal income tax as ordinary income rather than return of capital, and thus any such compensation allocated to our taxable REIT subsidiaries, if any, whose income is subject to federal income tax would result in an increase in income taxes due to the inability to deduct such compensation.

Section 409A. On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law, changing the tax rules applicable to nonqualified deferred compensation arrangements. As amended, Section 409A of the Internal Revenue Code affects the payments of certain types of deferred compensation to key employees. We believe we are operating in compliance with the statutory provisions which were effective January 1, 2005.

Other Compensation Policies

Stock Option and Equity Award Grant Practices. The committee makes annual equity awards usually at its quarterly meeting in February or March each year. In 2007, those awards were made at the committee's regularly scheduled meeting on February 28, 2007. Unless in connection with the commencement of employment, the grant date of those awards is the date of the meeting, which date is determined without regard to current or anticipated stock price levels or the release of material non-public information and is set during the prior calendar year, or upon a date certain following the grant approval date, such as the date on which a new hire commences his or her employment with the company.

The committee also may make, and in the past has made, special grants during the course of the year, primarily for new hires, promotions to retain valued employees or to award exceptional performance. These special grants may be subject to performance or time vesting, and are issued on the date of grant approval or upon a date certain following the grant approval date, such as the date on which a new hire commences his or her employment with the company.

The exercise price for any equity award is equal to the fair market value of the company's common stock on the date of grant. Under the 2000 plan, the fair market value is equal to the closing sales price for a share of the our common stock as reported on the New York Stock Exchange on the effective date of the grant as approved by the committee or the board of directors, unless otherwise approved by the committee. Under the employment agreements with several of our executives, the committee determined the exercise price by computing the average closing price of our common stock for the ten trading days immediately prior to the grant date.

Stock Ownership Guidelines. The committee has not adopted any stock ownership guidelines for our executives or directors. The committee does, however, periodically review the levels of equity ownership by its executives and the periodic sales activity by those executives.

Recovery of Performance-based Awards. We do not have a policy regarding the recovery of performance-based awards in the event of a financial statement restatement beyond the requirements of Section 302 of the Sarbanes-Oxley Act of 2002. That statute requires the chief executive and chief financial officers of a publicly-held company to repay certain amounts if the company restates its financial statements as a result of financial reporting misconduct. The amounts to be repaid consist of (1) any bonus or other incentive-based or equity-based compensation received from the company during a twelve month period following the filing of the financial document in question; and (2) any profits realized from the sale of securities of the company during that period.

SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation paid or awarded to each of our named executive officers for the one year period ended December 31, 2007. For a more thorough discussion of our executive compensation program, see Compensation Discussion and Analysis which begins on page 16 of this proxy statement.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(1)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation	All Other Compensation ($)(5)	Total ($)
Jeffrey S. Olson President and Chief Executive Officer	2007 2006	$ 665,000 200,000	$1,014,000 161,650	$559,452 186,484	$ 708,557 171,957	$ 83,333 –	$ 10,125 86,563	$ 3,040,467 800,654
Jeffrey S. Stauffer(6) Former Executive Vice President and Chief Operating Officer	2007 2006	$ 358,077 47,115	$ 175,000 26,849	$ 236,720 41,600	$ 357,280 71,680	$ 75,000 –	$ 3,692 12,922	$ 1,205,769 200,166
Gregory R. Andrews Executive Vice President, Chief Financial Officer and Treasurer	2007 2006	$ 358,077 37,692	$ 175,000 21,575	$ 75,130 13,131	$ 86,520 12,760	$ 75,000 –	$ 41,781 21,621	$ 811,508 106,779
Arthur L. Gallagher Executive Vice President, General Counsel and Corporate Secretary	2007 2006	$ 279,368 188,160	$ 200,000 –	$ 127,928 64,878	$ 37,500 –	– 41,250	$ 15,894 –	$ 660,690 294,288
Thomas E. McDonough (7) Executive Vice President and Chief Investment Officer	2007	$ 128,077	$ 62,500	$ 46,953	$ 31,189		$ 3,350	$ 272,069

(1) Includes amounts deferred under our Non-Qualified Deferred Compensation Plan.

(2) Represents amounts paid in 2008 as bonuses for performance in 2007 and amounts paid in 2007 as bonuses for performance in 2006. These amounts were either minimum bonuses required under the executive's employment agreement or a discretionary bonus that was not performance based. Mr. Olson's 2007 bonus includes a pro rata portion of a signing bonus of $2,056,000, which is paid in four annual installments of $514,000.

(3) Represents the dollar amount recognized for financial statement purposes for restricted stock awards that were granted under the 2000 plan during 2007 and earlier periods. The amounts recognized have been determined in accordance with Financial Accounting Standards Board Statement No. 123(R) (Share-Based Payment) ("FAS 123R") except that estimated forfeitures were excluded in the determination. For this purpose, the number of shares of restricted stock is multiplied by the average of the high and low trading price of our common stock on the grant date and then is amortized over the vesting period of the award. The cost of each award included in the aggregate cost is as follows:

	Year of Award	2007 Compensation Expense
Jeffrey S. Olson	2006	$559,452
Jeffrey S. Stauffer	2006	$236,720
Gregory R. Andrews	2006	$75,130
Arthur L. Gallagher	2003	$26,835
	2005	$34,563
	2007	$66,530
Thomas E. McDonough	2007	$46,953

Does not include stock awards made in 2008 for performance in 2007. Those awards include:

	Number of shares of Restricted Stock
Gregory R. Andrews	12,500
Arthur L. Gallagher	10,000
Thomas E. McDonough	4,167

(4) Represents the dollar amount recognized for financial statement purposes for stock option awards that were granted under the 2000 plan during 2007 and earlier periods. The amounts recognized have been determined in accordance with FAS 123R except that estimated forfeitures were excluded in the determination. For this purpose, the fair market value of each award is determined on the grant date and then is amortized over the vesting period of the award. The assumptions used in calculating these amounts are described in Note 11 to the Consolidated Financial Statements in our annual report on Form 10-K for the year ended December 31, 2007. There were no actual forfeitures of awards to the named executive officers. The cost of each award included in the aggregate cost is as follows:

	Year of Award	2007 Compensation Expense
Jeffrey S. Olson	2006	$708,557
Jeffrey S. Stauffer	2006	$357,280
Gregory R. Andrews	2006	$86,520
Arthur L. Gallagher	2007	$37,500
Thomas E. McDonough	2007	$31,189

Does not include option awards made in 2008 for performance in 2007. Those awards include:

	Number of Options
Jeffrey S. Olson	200,000
Gregory R. Andrews	100,000
Arthur L. Gallagher	40,000
Thomas E. McDonough	31,250

(5) The amounts shown in this column for the last fiscal year include the following:

Name	Company Contributions to Retirement and 401(k) Plans	Relocation Expenses	Automobile Costs*	Total
Jeffrey S. Olson	$ 10,125	—	—	$ 10,125
Jeffrey S. Stauffer	—	—	$ 3,692	$ 3,692
Gregory R. Andrews	$ 4,604	$ 29,177	$ 8,000	$ 41,781
Arthur L. Gallagher	$ 10,125	—	$ 5,769.	$ 15,894
Thomas E. McDonough	—	—	$ 3,350	$ 3,350

* *All amounts represent car allowances or other automobile expenses paid by us including leasing or ownership costs, insurance premiums, and/or repairs incurred in connection with the executive's automobile.*

(6) Mr. Stauffer resigned from his positions effective February 29, 2008.

(7) Mr. McDonough's employment commenced on July 30, 2007, at which time he assumed the role of executive vice president and chief investment officer.

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	All Other Option Awards: Number of Securities Underlying Options (#) (2)	Exercise or Base Price of Option Awards ($)(3)	Closing Price on Date of Grant ($)	Grant Date Fair Value of Stock and Option Awards ($) (4)
		Threshold ($)	Target ($)	Maximum ($)					
Jeffrey S. Olson				250,000					
	12/31/07					200,000	$23.04	$23.03	$744,000
Jeffrey S. Stauffer				$225,000					
Gregory R. Andrews				$225,000					
Arthur L. Gallagher	01/01/07				7,500	—	—		$199,590
	01/01/07					30,000	$26.66		$112,500
Thomas E. McDonough	07/30/07 (5)				20,000	—	—		$ 455,100
	07/30/07 (5)					75,000	$23.06		$ 255,750

(1) Represents awards of restricted stock that vest over periods ranging from three to four years. Dividends are payable on these awards in the same amounts and in the same manner as dividends on our other outstanding shares of common stock.

(2) The option awards vest pro rata over periods ranging from two to four years.

(3) Pursuant to his employment agreement, the exercise price for Mr. Olson's options was computed using the average closing price of our common stock for the ten trading days prior to the grant date. All other prices were based on the closing price of our stock on the date of grant.

(4) Represents the FAS 123R grant date fair value of the equity award. For restricted stock awards, the value is calculated using the average of the high and low trading price of our common stock on the grant date. For options, the value is determined using the assumptions described in Note 11 to the Consolidated Financial Statements in our annual report on Form 10-K for the year ended December 31, 2007.

(5) These awards were approved in connection with the approval by the board of directors or the committee of the executives' employment agreements, and the grant date was the effective date of employment, which followed the approval date.

2007 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) (1) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (2)	Market Value of Shares or Units of Stock That Have Not Vested ($) (3)
Jeffrey S. Olson	200,000	600,000 (a)	$ 24.70	09/14/16	72,874	$ 1,678,299
	32,330	32,330 (b)	$ 26.41	12/31/16		
	—	200,000 (c)	$ 23.04	12/31/17		
Jeffrey S. Stauffer	100,000	400,000 (a)	$ 25.40	11/15/16	30,000	$690,900
Gregory R. Andrews	25,000	75,000 (a)	$ 25.04	11/14/16	9,375	$215,906
Arthur L. Gallagher	10,000	—	$ 17.17	12/31/13	8,000	$184,240
	10,000	—	$ 23.52	12/31/14		
	10,000	20,000 (c)	$ 26.66	01/01/17		
Thomas E. McDonough	—	75,000 (d)	$ 23.06	07/19/17	20,000	$460,600

(1) The options vest as follows: (a) pro rata over the three year period commencing December 31, 2008, (b) on December 31, 2008, (c) pro rata over the two year period commencing December 31, 2008 or (d) pro rata over the four year period commencing July 29, 2008.

(2) Consists of the following restricted stock awards that have been awarded but not fully vested:

	Year of Award	Number of Shares
Jeffrey S. Olson	2006	72,874
Jeffrey S. Stauffer	2006	30,000
Gregory R. Andrews	2006	9,375
Arthur L. Gallagher	2005	3,000
	2007	5,000
Thomas E. McDonough	2007	20,000

(3) The amounts in this column have been computed based on the $23.03 closing price of our common stock on December 31, 2007, the last business day of the year.

2007 OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (1)
Jeffrey S. Olson	—	—	24,292	$559,798
Jeffrey S. Stauffer	—	—	10,000	$230,456
Gregory R. Andrews	—	—	3,125	$72,016
Arthur L. Gallagher	—	—	5,450	$ 136,170
Thomas E. McDonough	—	—	—	—

(1) The value realized on vesting has been computed based on the average of the high and low price of the stock on the vesting date.

2007 NONQUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last Fiscal Year ($) (1)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)(2)	Aggregate Balance at Last Fiscal Year-End ($)
Arthur L. Gallagher	$13,000	-	$1,861	$28,635

(1) All amounts in this column were previously reported under the "Salary" column of the Summary Compensation Table on page 22 of this proxy statement.

(2) The earnings represent the gains on the investments accounts of the participant.

We have not made any contribution to the accounts of our deferred compensation plan since its inception in 2005. As a result, the contributions and aggregate balances shown in the table above are composed entirely of contributions made by the executive from his base salary. The earnings do not represent above-market or preferential rates.

Deferral elections are made by the executive in December of each year for amounts to be earned in the following year. An executive may defer up to 90% of his or her base salary and all or any portion of their cash bonuses.

DIRECTOR COMPENSATION

Non-employee directors are eligible to receive 2,000 shares of common stock upon their initial election to the board of directors and 2,000 shares of common stock annually on January 1 of each year of their service, which shares shall vest, in each case, half on December 31 of the year of the grant and the other half on December 31 of the following year. In addition, our lead director receives an additional 1,000 shares of common stock annually on January 1, which shares vest in the same manner as the other shares granted to directors. In addition, non-employee directors receive an annual fee in the amount of $12,000, chairmen of committees (other than the audit committee) receive an annual fee of $7,500 and committee members (other than members of the audit committee) receive an annual fee of $6,000. The audit committee chairman receives an annual fee in the amount of $15,000, and audit committee members receive an annual fee of $10,000. In addition, each non-employee director will receive a fee of $1,500 for each meeting attended in person or telephonically, plus reimbursement for reasonable expenses incurred in attending the meeting. Mr. Olson, who is also our chief executive officer, is not paid any directors' fees. In addition, Mr. Katzman, our chairman of the board, is paid pursuant to the terms of a chairman compensation agreement, which is described separately below under the section entitled "Payments upon Termination of Employment and Change of Control," and is not paid any of the director fees described above.

The following table summarizes the compensation of our non-employee directors in 2007:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Total ($)
Noam Ben-Ozer	$ 58,500	$ 51,342	–	$ 109,842
James Cassel	$ 54,000	$ 56,548	–	$ 110,548
Cynthia Cohen	$ 53,500	$ 52,943	–	$ 106,443
Neil Flanzraich	$ 52,500	$ 77,957	–	$ 130,457
Patrick Flinn (3)	$ 38,500	$ 77,957	–	$ 116,457
Nathan Hetz	$ 27,000	$ 51,342	–	$ 78,342
Chaim Katzman	–	$2,269,235	$331,332	$2,600,567
Peter Linneman	$63,000	$ 51,342	–	$ 114,342
Dori Segal	$ 28,500	$ 51,342	–	$ 79,842

(1) Represents the dollar amount recognized for financial statement purposes for restricted stock awards to the non-employee directors. The amounts recognized were determined in accordance with FAS 123R. For a discussion of the assumptions made in the determination of cost under FAS 123R, see footnote 3 to the Summary Compensation Table beginning on page 22.

The cost of each award included in the aggregate cost is as follows:

Name	2005 Award	2006 Award	2007 Award
Mr. Ben-Ozer		$ 24,727	$ 26,615
Mr. Cassel	$ 5,206	$ 24,727	$ 26,615
Ms. Cohen		$ 26,328	$ 26,615
Mr. Flanzraich	$ 5,206	$ 32,130	$ 39,923
Mr. Flinn		$ 24,727	$ 53,230
Mr. Hetz		$ 24,727	$ 26,615
Mr. Katzman	$38,215	$235,120	$1,995,900
Dr. Linneman		$ 24,727	$ 26,615
Mr. Segal		$ 24,727	$ 26,615

(1) Represents the dollar amount recognized for financial statement purposes for stock option awards to Mr. Katzman in 2006. The amounts recognized were determined in accordance with FAS 123R. For a discussion of the assumptions made in the determination of cost under FAS 123R, see footnote 4 to the Summary Compensation Table beginning on page 22.

(2) Mr. Flinn served as our director from February 2003 until May 2007. Therefore, in 2007 he only participated on our board for a partial year. However, upon his retirement from the board, the committee resolved to accelerate the vesting of his unvested awards. The amounts included in the table also reflect this accelerated vesting.

The following table sets forth the aggregate number of shares of restricted stock and unvested stock options held by each non-employee director as of December 31, 2007.

Name	Number of Shares of Restricted Stock	Number of Unvested Options
Mr. Ben-Ozer	1,000	
Mr. Cassel	1,000	
Ms. Cohen	1,000	
Mr. Flanzraich	1,500	
Mr. Flinn	1,000	
Mr. Hetz	1,000	
Mr. Katzman	235,500	327,987
Dr. Linneman	1,000	
Mr. Segal	1,000	

The aggregate FAS 123R grant date value of the restricted stock awards granted in 2007 was as follows:

Name	Grant Date Fair Value
Mr. Ben-Ozer	$ 53,230
Mr. Cassel	$ 53,230
Ms. Cohen	$ 53,230
Mr. Flanzraich	$ 79,845
Mr. Flinn	$ 53,230
Mr. Hetz	$ 53,230
Mr. Katzman	$7,983,600
Dr. Linneman	$ 53,230
Mr. Segal	$ 53,230

PAYMENTS UPON TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL

Agreements with our chairman and each of executive officers require or required us to make certain payments and provide certain benefits to them in the event of a termination of their agreement or employment, as applicable, following a change of control of our company. This section provides a discussion of those payments and benefits, along with certain other terms of those agreements that are in effect as of the date of this proxy statement.

As noted above, Mr. Stauffer, our former executive vice president and chief operating officer, resigned effective as of February 29, 2008. No severance payments were made to him following the termination of his employment.

Our Chairman's Compensation Agreement. Chaim Katzman has served as our chairman of the board since we were founded in 1992. Until December 2006, he also served as our CEO and was therefore an employee-director. Effective January 1, 2007, following his resignation as CEO and the termination of his employment, we entered into a chairman's compensation agreement with him. The term of this agreement ends December 31, 2010 and will automatically renew for successive one-year periods unless either party gives the other written notice at least six months before its expiration.

In connection with his agreement, Mr. Katzman was awarded an option to purchase 437,317 shares of our common stock at an exercise price of $24.12, which option vests pro rata over a four year period commencing December 31, 2007. In 2007, we recognized an expense equal to $331,332 under FAS 123R based on the assumptions described in footnote 4 to our Summary Compensation Table above with respect to this option award. In addition, Mr. Katzman received 300,000 shares of restricted stock, which shares also vest pro rata over the four year period commencing December 31, 2007. In 2007, we recognized an expense equal to $1,995,900 under FAS 123R based on the assumptions described in footnote 3 to our Summary Compensation Table above with respect to this restricted stock award. Mr. Katzman is also eligible for an annual bonus in the discretion of the committee. He did not receive a bonus in 2007.

If the chairman's agreement is terminated due to death or "disability" (as defined in the agreement) of Mr. Katzman other than following a "change of control" (as defined in the agreement), Mr. Katzman or his estate will be entitled to receive an amount equal to his most recent bonus, if any, and all stock options and shares of restricted stock shall fully vest as of the date of such termination. If the agreement is terminated (a) by us "without cause," (b) by Mr. Katzman for "good reason" or (c) voluntarily by Mr. Katzman, as the result of the death or Disability of Mr. Katzman or by us (other than for cause) following a "change of control" (as such terms are defined in the agreement), Mr. Katzman will receive a lump-sum payment equal to three times the sum of (i) his most recent bonus, if any, (ii) the "value" of 75,000 shares of the Company's common stock (as determined under the agreement) and (iii) the value of options to acquire 109,329 shares of Company common stock at $24.12 per share based on the Black Scholes valuation methodology. In addition, following any termination referred to in the preceding sentence, all options and restricted stock shall fully vest as of the date of termination or "change of control," as the case may be.

If any amounts and benefits paid to Mr. Katzman are deemed to be "parachute payments" within the meaning of Section 280G of the Internal Revenue Code and subject to the excise tax under Section 4999 of the Code, such payments will be "grossed up" to make Mr. Katzman whole for the impact of such excise tax.

Employment Agreements with Executive Officers. We have executed employment agreements with Messrs. Olson, Caputo, Andrews, Gallagher and McDonough. A description of those agreements is as follows:

Term: All of the agreements will expire on December 31, 2010, except Mr. Gallagher's which expires December 31, 2009. Each of these employment agreements is automatically renewable annually unless either party gives written notice of an intent not to renew.

Base Salary:

- *Mr. Olson.* $672,750
- *Mr. Caputo.* $600,000

- *Mr. Andrews.* $362,250
- *Mr. Gallagher.* $300,000
- *Mr. McDonough.* $300,000

The base salaries for all executives can be increased annually at the discretion of the committee.

Bonus: *Cash Bonus.* Each executive is entitled to an annual cash bonus based upon the achievement of certain performance levels established by the committee, subject to minimum bonuses equal to:

- *Mr. Olson.* $500,000
- *Mr. Caputo.* $150,000
- *Mr. Andrews.* $181,125
- *Mr. Gallagher.* $100,000
- *Mr. McDonough.* $150,000 ($62,500 for 2007 partial year)

Incentive Compensation: Upon the effective date of the employment agreement, each executive received:

- *Mr. Olson.* 97,166 shares of restricted stock and options to acquire 800,000 shares of stock, each vesting pro rata over a four year period commencing on December 31, 2007
- *Mr. Caputo.* 46,471 shares of restricted stock and options to acquire 250,000 shares of stock, vesting pro rata over a four year period commencing on March 14, 2009
- *Mr. Andrews.* 12,500 shares of restricted stock and options to acquire 100,000 shares of stock, each vesting pro rata over a four year period commencing on December 31, 2007
- *Mr. Gallagher.* 7,500 shares of restricted stock and options to acquire 30,000 shares of stock, each vesting pro rata over a three year period commencing on December 31, 2007
- *Mr. McDonough.* 10,000 shares of restricted stock and options to acquire 75,000 shares of stock, each vesting pro rata over a four year period commencing on July 30, 2008

At the discretion of the committee, additional equity awards may be paid to each executive during the term of their agreement, subject to a minimum of:

- *Mr. Olson.* Options to purchase 200,000 shares of stock, vesting over a two year period
- *Mr. Caputo.* Options to purchase 100,000 shares of stock, vesting over a four year period
- *Mr. Andrews.* 12,500 shares of restricted stock and options to purchase 100,000 shares of stock, vesting over a four year period
- *Mr. Gallagher.* 7,500 shares of restricted stock and options with an aggregate value equal to $100,000, each vesting pro rata over

a three year period

- *Mr. McDonough.* 10,000 shares of restricted stock and options to acquire 75,000 shares of stock, each vesting pro rata over a four year period

Deferred Signing Bonus: Mr. Olson was also granted a deferred signing bonus in the amount of $2,056,000 payable pro rata over a 4-year period commencing on December 31, 2007.

Long-term Cash Incentive: Messrs. Olson, Andrews and McDonough are eligible to receive an additional cash bonus within 45 days of December 31, 2010 (or such shorter time as provided in their respective agreement) if our total stockholder return for a period ending December 31, 2010 (or such shorter time as provided in their agreement) (a) exceeds the average total stockholder return of a group of peer companies by certain predetermined amounts and (b) equals or exceeds a certain predetermined amount. The amount of the incentive payment ranges as follows:

- *Mr. Olson.* $0 to $6 million
- *Mr. Andrews.* $0 to $3 million
- *Mr. McDonough.* $0 to 2 million

Termination and Benefits: If any of the executive's employment is terminated as a result of death or disability (other than following a "change of control," as defined in the agreement), then we owe the executives:

- *Mr. Olson.* A lump sum payment equal to base salary and accrued vacation pay through the date of termination plus the base salary and average bonus through the term of the agreement
- *Messrs. Caputo, Andrews, Gallagher and McDonough.* A lump sum payment equal to base salary and accrued vacation pay through the date of termination plus the lesser of one year's base salary and average bonus or his base salary and average bonus through the term of the agreement

If any of the executive's employment is terminated (a) by us "without cause," (b) by the executive for "good reason" or (c) by the executive's resignation, death or "disability" following a "change of control,"

- *Mr. Olson* will receive, in addition to accrued base salary and vacation pay, a lump-sum payment equal to the greater of:
    - o two times the sum of his then-current base salary plus his average bonus, if any, for the three most recently completed fiscal years; or
    - o his then current base salary plus his average bonus, if any, for the three most recently completed fiscal years for the remaining duration of the employment period.
- *Mr. Caputo* will receive, in addition to accrued base salary and vacation pay, a lump-sum payment equal to 1.75 times the sum of his then-current base salary plus his average bonus, if any, for the three most recently completed fiscal years
- *Messrs. Andrews, Gallagher and McDonough* will receive, in

addition to accrued base salary and vacation pay, a lump-sum payment equal to two times the sum of his then-current base salary plus his average bonus, if any, for the three most recently completed fiscal years

In the case of Mr. Olson, he would also receive a lump-sum payment equal to the amount of the unpaid balance of the deferred signing bonus, described above. In addition, for any termination upon death or disability, without cause or for good reason, all stock options and restricted stock that were to vest based on the passage of time shall fully vest as of the date of termination. If, in the case of resignation, death or disability following a change of control, the termination precedes the otherwise applicable end-date for a performance period for stock options or restricted stock granted to the executive, a percentage of such stock options or restricted stock shall vest as of the date of termination equal to the period of time that has elapsed since the date of award of such stock options or restricted stock compared to the total time during the performance period stated in the award of such stock options or restricted stock. In addition, following a termination described in (a) – (c) above, we will maintain for the continued benefit of Mr. Olson, his spouse and dependents for a period of up to three years following the date of termination their medical, dental and life insurance benefits.

In the case of the termination of Messrs. Olson's, Andrews' or Mr. McDonough's employment, other than for cause or resignation with good reason, then the performance period under the long-term incentive payment described above shall accelerate and if the objectives are met, the executive will be entitled to the corresponding payment.

If any amounts and benefits paid to any executive are deemed to be "parachute payments" within the meaning of Section 280G of the Internal Revenue Code and subject to the excise tax under Section 4999 of the Code, such payments will be "grossed up" to make the executive whole for the impact of such excise tax.

Other Perquisites and Benefits During the term of Messrs. Olson and Andrews employment agreements, we agreed to provide both executives, at our cost, with an automobile for his business use. We also agreed to allow the executives to use the automobile for his personal use at no cost to him, except as required by the rules of the Internal Revenue Service. We agreed to pay for car service for Mr. Caputo to and from work. Messrs, Gallagher and McDonough will receive a automobile allowance of $625 and $650 per month, respectively.

Estimated Additional Compensation Triggered by Termination of Employment as if Terminated on the Last Business Day of 2007

Employee:	Payment ($)	Continued Medical Benefits ($)(1)	Accelerated Deferred Bonus ($)(2)	Accelerated Vesting of Equity Awards ($)(3)	Tax-Gross up ($)(4)	Total Payments ($)(5)
Jeffrey S. Olson						
Death or Disability	$ 3,699,999	—	$1,542,000	$ 1,678,300	—	$ 6,920,299
Without Cause or with Good Reason	$ 3,699,999	$ 37,620	$1,542,000	$ 1,678,300	—	$ 6,957,919
Change of control	$ 3,699,999	$ 37,620	$1,542,000	$ 1,678,300	$2,132,604	$ 9,090,522
Jeffrey Stauffer						
Death or Disability	$ 600,000	—	—	$ 690,900	—	$ 1,290,900
Without Cause or with Good Reason	$ 1,200,000	—	—	$ 690,900	—	$ 1,890,900
Change of control	$ 1,800,000	—	—	$ 690,900	—	$ 2,490,900
Gregory Andrews						
Death or Disability	$ 600,000	—	—	$ 215,906	—	$ 815,906
Without Cause or with Good Reason	$ 1,200,000	—	—	$ 215,906	—	$ 1,415,906
Change of control	$ 1,200,000	—	—	$ 215,906	—	$ 1,415,906
Arthur Gallagher						
Death or Disability	$ 373,618	—	—	$ 184,240	—	$ 557,858
Without Cause or with Good Reason	$ 747,236	—	—	$ 184,240	—	$ 931,476
Change of control	$ 747,236	—	—	$ 184,240	—	$ 931,476
Thomas McDonough						
Death or Disability	$ 425,000	—	—	$ 460,600	—	$ 885,600
Without Cause or with Good Reason	$ 850,000	—	—	$ 460,600	—	$ 1,310,600
Change of control	$ 850,000	—	—	$ 460,000	$ 361,665	$ 1,672,265

(1) Following a termination by us without cause, by Mr. Olson with good reason or following a change of control, we have agreed to provide him, his spouse and his dependents medical, dental and life insurance benefits for three years. The amounts in this column are estimated using the COBRA payments for such coverage.

(2) Represents the unpaid portion of the deferred signing bonus that is payable under the terms of Mr. Olson's employment agreement following a termination event.

(3) Represents the value of the unvested shares of restricted stock owned by the executive as of December 31, 2007, calculated by multiplying the number of shares by the closing price of our stock on December 31, 2007. At December 31, 2007, the value of all unvested options owned by the named executive officers was zero as the closing price on that date exceeded the exercise prices of those options.

(4) We are required to pay to each executive in the above table a tax gross-up payment to reimburse the executive for any excise tax to which he would be subject under Section 4999 of the Internal Revenue Code with respect to any "excess parachute payment" that he receives from us. The executive generally would not be considered to receive an "excess parachute payment" unless the payments made to him that are contingent on a change in control exceed three times the average of his W-2 compensation for the five years immediately prior to the year in which the change in control occurs. Therefore, facts and circumstances at the time of any change in control, as well as changes in the executive's W-2 compensation history, could materially impact whether and to what extent any payment to an executive would result in an "excess parachute payment" and thus result in an excise tax with respect to which we would be required to make a tax gross-up payment.

(5) Does not include any value for the long term cash incentives payable under the employment agreements with Messrs. Olson, Andrews, Stauffer or McDonough because, as of December 31, 2007, the company did not meet the threshold return required for payment.

SHARE OWNERSHIP INFORMATION

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and persons who own more than ten percent of our outstanding common stock to file with the Securities and Exchange Commission, or SEC, initial reports of ownership and reports of changes in ownership of common stock. Such persons are required by SEC regulations to furnish us with copies of all such reports they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports are required, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners have been complied with during the fiscal year ended December 31, 2007.

CERTAIN TRANSACTIONS

While not a formal written policy, in the past, either our full board or one of its committees has reviewed and approved or ratified any related party transactions. These transactions include:

- transactions that must be disclosed in proxy statements under SEC rules; and
- transactions that potentially could cause a non-employee director to cease to qualify as an independent director under New York Stock Exchange listing requirements or the ratings criteria of various shareholder or other institutional organizations.

Transactions that are deemed immaterial under applicable disclosure requirements are generally deemed pre-approved.

Criteria for board or committee approval or ratification of a related party transaction include, in addition to factors that the board or committee, as applicable, otherwise deems appropriate under the circumstances:

- whether the transaction is on terms no less favorable than terms generally available from an unaffiliated third party; and
- in the case of a non-employee director, whether the transaction would disqualify the director from (1) being deemed independent under New York Stock Exchange listing requirements or (2) from serving on the audit committee, compensation committee or nominating and corporate governance committee under New York Stock Exchange and other regulatory requirements.

The foregoing policies and procedures have been followed in connection with the review and approval or ratification of all of the transactions noted below.

IFRS Financial Statements

We have agreed with Gazit-Globe, Ltd., one of our principal stockholders, to assist them with their adoption of the International Financial Reporting Standards, or IFRS, commencing in 2007. IFRS requires fair market value accounting for income-producing investment property.

In connection with this project, Gazit-Globe agreed to reimburse us for any internal or third party costs associated with the preparation of the valuation and reconciliation, including the acquisition and implementation of certain software to assist us in the valuation of our properties. As of December 31, 2007, we had incurred approximately $1.3 million of costs related to these activities, all of which are reimbursable by Gazit-Globe. In addition, we anticipate that this arrangement will continue on a quarterly and annual basis in the future.

Investment Contract and Use Agreement

We are party to a use agreement dated January 1, 1996 with an affiliate of Gazit-Globe. Pursuant to this agreement, we agreed to permit Chaim Katzman, our chairman of the board, or any of Gazit-Globe's other employees to use our facilities, equipment, supplies and personnel necessary to conduct its business and affairs. In consideration for the use of these facilities, Gazit-Globe agreed to pay us an annual sum of $10,000.

In addition, we have previously entered into an investment contract, dated May 21, 1996, with several of our principal stockholders, including the predecessor to Gazit-Globe. This agreement provides, in addition to other agreements, covenants and obligations that have been satisfied, that we would prepare and furnish to Gazit-Globe or its affiliates certain of our financial statements required by Gazit-Globe for purposes of consolidating our financial results with those of Gazit-Globe as required by Israeli generally accepted accounting principles and the Tel-Aviv Stock Exchange Ltd., on which the shares of capital stock of Gazit-Globe are currently traded.

Effective January 1, 2004, we entered into a clarification agreement and protocol with Gazit-Globe. The clarification agreement clarifies certain provisions of the use agreement and the investment contract, including that Gazit-Globe agrees to reimburse us for third-party expenses incurred by us in the use of our office facilities and the provision of the Israeli financial statements. In addition, in the clarification agreement we agreed to provide Gazit-Globe certain information technology services and Gazit-Globe agreed to pay us monthly fees of $1,500 for those services.

SECURITY OWNERSHIP

The table below sets forth, as of March 31, 2008, the number of shares of our common stock which were owned beneficially by:

- each person who is known by us to beneficially own more than 5% of our common stock;
- each director and nominee for director;
- each named executive officer; and
- all of our directors and executive officers as a group.

Unless otherwise indicated, the address of each of the individuals listed in the table is c/o Equity One, Inc., 1600 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179.

The number of shares beneficially owned by each individual or group is based upon information in documents filed by such person with the Securities and Exchange Commission, other publicly available information or information available to us. Percentage ownership in the following table is based on 73,972,230 shares of common stock outstanding as of March 31, 2008. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of our common stock subject to options that are presently exercisable or exercisable within 60 days of March 31, 2008 or which are scheduled to be issued within 60 days of March 31, 2008 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage of ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares Owned
Chaim Katzman (1)	36,368,195	49.2%
Gazit-Globe, Ltd. (2)	35,397,663	47.9%
M.G.N. (USA), Inc. (3)	20,150,896	27.2%
First Capital Realty, Inc. (4)	13,983,570	18.9%
Gazit (1995), Inc. (5)	8,748,422	11.8%
Silver Maple (2001), Inc. (6)	8,315,363	11.2%
Ficus, Inc. (7)	5,668,207	7.7%
MGN America, Inc. (8)	5,283,829	7.1%
Nathan Hetz (9)	5,117,642	6.9%
Alony Hetz Properties & Investments, Ltd. (10)	5,099,442	6.9%
Jeffrey S. Olson	331,619	*
Arthur Gallagher	62,600	*
Gregory Andrews	50,000	*
Thomas Caputo	46,471	*
Noam Ben-Ozer	35,178	*
Jeffrey S. Stauffer (11)	29,000	*
Thomas McDonough	24,167	*
Peter Linneman	19,200	*
Dori Segal	10,950	*
Neil Flanzraich	10,500	*
James S. Cassel	8,052	*
Cynthia R. Cohen	6,000	*
All current executive officers and directors of Equity One as a group (13 persons) (12)	42,090,574	56.9%

* Represents ownership of less than 1.0%

(1) Includes (i) 35,397,663 shares of common stock beneficially owned by Gazit-Globe, Ltd., which Mr. Katzman may be deemed to control, and (ii) 234,330 shares of common stock issuable to Mr. Katzman upon the exercise of options which are currently exercisable. Of the

shares included as beneficially owned by Mr. Katzman, 26,786,781 shares are pledged to secure indebtedness owed by Mr. Katzman or his affiliates.

(2) Includes (i) 20,150,896 shares of common stock beneficially owned by M.G.N. (USA), Inc. and (ii) 13,983,570 shares of common stock beneficially owned by First Capital Realty Inc., both of which are controlled by Gazit-Globe, Ltd. Of the shares included as beneficially owned by Gazit-Globe, Ltd., 26,786, 781 shares are pledged to secure indebtedness owed by it or its affiliates.

(3) Includes (i) 5,283,829 shares of common stock owned by MGN America, Inc. and (ii) 8,748,422 shares of common stock owned by Gazit (1995), Inc., both of which are wholly-owned subsidiaries of M.G.N. (USA), Inc. Of the shares included as beneficially owned by M.G.N. (USA), Inc., 12,802,996 shares are pledged to secure indebtedness owed by it or its affiliates.

(4) Includes (i) 8,315,363 shares of common stock owned by Silver Maple (2001), Inc. and (ii) 5,668,207 shares of common stock owned by Ficus, Inc., both of which are indirect, wholly-owned subsidiaries of First Capital Realty Inc. All of shares reported as beneficially owned by First Capital Realty, Inc. are pledged to secure indebtedness owed by it or its affiliates.

(5) 4,444,424 of the shares beneficially owned by Gazit (1995), Inc. are pledged to secure indebtedness owed by it and its affiliates.

(6) All of the shares beneficially owned by Silver Maple (2001), Inc. are pledged to secure indebtedness owed by it.

(7) All of the shares beneficially owned by Ficus, Inc. are pledged to secure indebtedness owed by it.

(8) 4,855,979 of the shares beneficially owned by MGN America, Inc. are pledged to secure indebtedness owed by it.

(9) Includes 5,099,442 shares of common stock beneficially owned by Alony Hetz Properties & Investments, Ltd., which Mr. Hetz may be deemed to control. Of the shares included as beneficially owned by Mr. Hetz, 5,099,442 shares are pledged to secure indebtedness owed by Alony Hetz Properties & Investments, Ltd. or its affiliates.

(10) All of the shares beneficially owned by Alony Hetz Properties & Investments, Ltd. and A.H. Holdings US, Inc. are pledged to secure indebtedness owed by it or its affiliates.

(11) Mr. Stauffer resigned from his positions effective February 29, 2008. The amounts reflected in this table are based on the last amounts reported by Mr. Stauffer under Section 16 of the Securities Exchange Act of 1934, less those shares forfeited by him upon his resignation.

(12) See footnotes (1) through (10). In addition to the executive officers included in the table, the total number also includes shares owned by Thomas Caputo, who joined us on March 14, 2008 but does not include any shares held by Mr. Stauffer who resigned effective as of February 29, 2008. Also includes 287,330 shares of common stock issuable to our other executive officers upon the exercise of options which are currently exercisable.

As shown above, several of our affiliated stockholders that beneficially own a significant interest in our company, including Gazit-Globe, Ltd., Silver Maple (2001), Inc., Ficus, Inc. and related entities, have pledged a substantial portion of our stock that they own to secure loans made to them by commercial banks.

If a stockholder defaults on any of its obligations under these pledge agreements or the related loan documents, these banks may have the right to sell the pledged shares in one or more public or private sales that could cause our stock price to decline. Many of the occurrences that could result in a foreclosure of the pledged shares are out of our control and are unrelated to our operations. Some of the occurrences that may constitute such an event of default include:

- the stockholder's failure to make a payment of principal or interest when due;
- the occurrence of another default that would entitle any of the stockholder's other creditors to accelerate payment of any debts and obligations owed to them by the stockholder;
- if the bank, in its absolute discretion, deems that a change has occurred in the condition of the stockholder to which the bank has not given its prior written consent;
- if the stockholder ceases to pay its debts or manage its affairs or reaches a compromise or arrangement with its creditors; and
- if, in the opinion of the bank, the value of the pledged shares shall be reduced or is likely to be reduced (for example, the price of our common stock declines).

In addition, because so many shares are pledged to secure loans, the occurrence of an event of default could result in a sale of pledged shares that could cause a change of control of our company, even when such a change may not be in the best interests of our stockholders.

STOCKHOLDER PROPOSALS

Our bylaws currently provide that in order for a stockholder to nominate a candidate for election as a director at an annual meeting of stockholders or propose business for consideration at such meeting, written notice generally must be delivered to our corporate secretary not later than the close of business on the 60th day, and not earlier than the close of business on the 90th day, prior to the first anniversary of the preceding year's annual meeting. Accordingly, a stockholder nomination or proposal intended to be considered at the 2009 annual meeting, but not included in our proxy statement, generally must be received by our corporate secretary after the close of business on February 27, 2009, and prior to the close of business on March 28, 2009.

The date by which we must receive stockholder proposals for inclusion in the proxy materials relating to the 2008 annual meeting of stockholders, or for presentation at such meeting, is December 31, 2007. In the event that the 2009 annual meeting of stockholders is called for a date that is not within 30 days before or after May 27, 2009, in order to be timely, we must receive notice by the stockholder not later than the close of business on the later of 120 calendar days in advance of the 2009 annual meeting of stockholders or ten calendar days following the date on which public announcement of the date of the meeting is first made. Stockholder proposals must comply with all of the applicable requirements set forth in the rules and regulations of the SEC, including Rule 14a-8, as well as the advance notification requirements set forth in our bylaws.

Stockholder proposals should be mailed to the attention of, and copies of the advance notification requirements may be obtained from, our corporate secretary at 1600 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179. A copy of the bylaws may be obtained from our corporate secretary by written request to the same address.

2007 ANNUAL REPORT

Copies of our 2007 Annual Report, financial statements and Form 10-K for the year ended December 31, 2007, as filed with the SEC, may be obtained without charge by contacting Equity One, Inc. — Investor Relations, at 1600 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179.

OTHER MATTERS

Our board of directors knows of no other matters to be presented for stockholder action at the 2008 annual meeting of stockholders. If any other matters are properly presented at the meeting for action, it is intended that the persons named in the proxies will vote upon such matters in accordance with their discretion.



EQUITY ONE, INC.
C/O PROXY SERVICES
P.O. BOX 9142
FARMINGDALE, NY 11735

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If you would like to reduce the costs incurred by Equity One, Inc. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access stockholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on May 26, 2008. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Equity One, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: EQTYO1 KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

EQUITY ONE, INC.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES FOR DIRECTOR AND FOR ITEM 2.

For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.
☐	☐	☐	______________________

Vote on Directors

1. Election Of Directors

Nominees:

01) Noam Ben-Ozer
02) James S. Cassel
03) Cynthia R. Cohen
04) Neil Flanzraich
05) Nathan Hetz
06) Chaim Katzman
07) Peter Linneman
08) Jeffrey S. Olson
09) Dori Segal

Vote on Proposal

	For	Against	Abstain
2. Ratification of the appointment of Ernst & Young LLP as our independent auditors for 2008.	☐	☐	☐

3. In their discretion, upon such other matters that may properly come before the meeting or any adjournment or adjournments thereof.

The shares represented by this proxy when properly executed will be voted in the manner directed herein by the undersigned Stockholder(s). **If no direction is made, this proxy will be voted FOR each of the nominees for director and FOR item 2.** If any other matters properly come before the meeting, the person named in this proxy will vote in their discretion.

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

Please indicate if you plan to attend this meeting. ☐ Yes ☐ No

(**NOTE:** Please sign exactly as your name(s) appear(s) hereon. All holders must sign. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation, please sign in full corporate name, by authorized officer. If a partnership, please sign in partnership name by authorized person.)

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Table of Contents

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

EQUITY ONE, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

ANNUAL MEETING OF STOCKHOLDERS

MAY 27, 2008

The stockholder(s) hereby appoint(s) Jeffrey S. Olson, Gregory R. Andrews and Arthur L. Gallagher, or any of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of Equity One, Inc. that the stockholder(s) is/are entitled to vote at the Annual Meeting of Stockholders to be held at 10:00 a.m., Eastern Time on Tuesday, May 27, 2008, at The Westin Diplomat Resort and Spa, 3555 South Ocean Drive, Hollywood, Florida 33019, and any adjournment or postponement thereof. The undersigned hereby acknowledges receipt of the Notice of Annual Meeting of Stockholders and of the accompanying Proxy Statement, the terms of each of which are incorporated herein by reference, and revokes any proxy heretofore given with respect to such meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE STOCKHOLDER (S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES LISTED ON THE REVERSESIDE FOR THE BOARD OF DIRECTORS AND FOR THE PROPOSAL IN ITEM 2. THE VOTES ENTITLED TO BE CAST BY THE UNDERSIGNED WILL BE CAST IN THE DISCRETION OF THE PROXY HOLDER ON ANY OTHER MATTER THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE

Address Changes/Comments:____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

OUR DIRECTORS



TANDING, FROM LEFT TO RIGHT:
ames S. Cassel, President, Ladenburg Thalmann and Co. Inc. (3)(4); Cynthia R. Cohen, ounder, Strategic Mindshare (2)(3); Noam Ben-Ozer, Founder, Focal Advisory (2)(3).

ITTING, FROM LEFT TO RIGHT:
ff Olson, Chief Executive Officer of Equity One, Inc. (1); Chaim Katzman, Chairman of quity One, Inc.; Chairman of Gazit-Globe (1982), Ltd.; Chairman, First Capital Realty, Inc. (1); . Peter Linneman, Albert Sussman Professor of Real Estate, Finance and Public Policy. The harton School, University of Pennsylvania (1)(3)(4).

OT PHOTOGRAPHED
il Flaxzreich, Former Vice Chairman and President, IVAX Corporation: Private Investor)(4)(5); Nathan Hetz, Chief Executive Officer, Alony Hetz Properties & Investments, Ltd. (2); ri J. Segal, President, Gazit-Globe (1982), Ltd.; President and Chief Executive Officer, First pital Realty, Inc. (1).

(1) Executive Committee (2) Audit Committee (3) Nominating & Corporate Governance Committee (4) Compensation Committee (5) Lead Director

OUR OFFICERS



Jeff Olson
Chief Executive Officer



Thomas Caputo
President



Greg Andrews
Executive Vice President and Chief Financial Officer



Deborah Cheek
Vice President and Chief Accounting Officer



Arthur Gallagher
Executive Vice President and General Counsel



Mark Langer
Senior Vice President and Chief Administrative Officer



Tom McDonough
Executive Vice President and Chief Investment Officer

INVESTOR INFORMATION

rent and prospective Equity One investors can receive a copy to of the Company's proxy statement, earnings ouncements, quarterly and annual reports by contacting:

ity One, Inc. - Stockholder Relations
00 N.E. Miami Gardens Drive
th Miami Beach, Florida 33179
305-947-1664
305-947-1734
b: www.equityone.net
ail: info@equityone.net


EQY
LISTED
NYSE

Annual Meeting of Stockholders
Tuesday, May 27, 2008 10:00 a.m.
Westin Diplomat Resort
3550 S. Ocean Drive
Hollywood, FL 33019

ck information
high and low closing prices and dividend distributions for the common stock of Equity One, Inc. for the periods cated in the table below were:

2007 Quarter Ended	High Price	Low Price	Dividend Distribution
March 31	$28.76	$25.52	$0.30
June 30	$29.30	$25.55	$0.30
September 30	$28.09	$22.77	$0.30
December 31	$28.68	$21.49	$0.30

Transfer Agent & Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
Tel. 718-921-8200 Fax 718-236-2640
E-mail: info@amstock.com

Legal Counsel
Greenberg Traurig, P.A.
Miami, Florida

Independent Auditors
Ernst & Young, LLP
Miami, Florida

Certifications Regarding Public Disclosures & Listing Standards
Equity One has filed with the Securities and Exchange Commission ("SEC") as exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for the year ended December 31, 2007, the certification required by Section 302 of the Sarbanes-Oxley Act regarding the quality of the Company's public disclosure. In addition, the annual certification of our Chief Executive Officer regarding compliance with the corporate governance listing standards of the New York Stock Exchange was submitted to the New York Stock Exchange following the completion of our 2007 annual meeting of stockholders in June 2007.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:
This Annual Report contains forward-looking statements regarding Company and property performance. Future results could vary materially from actual results depending on various factors, including risks and uncertainties inherent in general and local real estate conditions, or competitive factors specific to the markets in which the Company operates. The Company assumes no obligation to update this information. For more details, please refer to the Company's SEC filings, including the most recent reports on Form 10-K and Form 10-Q.


EQUITY
ONE

Equity One, Inc.
1600 NE Miami Gardens Drive
North Miami Beach, FL 33179
Tel: 305.947.1664
Fax: 305.947.1734
www.equityone.net

END